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                                                                    Exhibit 99.2

          Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.

                              ACMS AND BELL CANADA
                     AGREEMENT AMENDING THE FARMOSA AND MLSA

                             DATED: OCTOBER 5, 2006

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ITEM                             DESCRIPTION
----                             -----------
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1.   Extension of Initial Term   The Initial Term of the FARMOSA shall be
     of the FARMOSA              extended and continue, unless earlier
                                 terminated or extended in accordance with the terms of the FARMOSA as hereby amended, in effect until 11:59 p.m. (Toronto Time) on December 31, 2012.

2.   Base Fees for 2007 to       In consideration for the approvals and
     2011                        undertakings of Bell provided for in the
                                 FARMOSA as hereby amended (including without limitation, the approval in accordance with this Agreement by Bell of the India Migration and the Initiatives (as defined below)) and the undertakings of ACMS to provide the Services in accordance with the FARMOSA as hereby amended, the Base Fees for the Services to be provided by ACMS and its Affiliates to the BCH Companies
                                 (as defined below) under the FARMOSA as hereby amended for the period from January 1, 2007 to December 31, 2011 (the "FIVE YEAR PERIOD"), the
                                 2012 Year and any Term Extensions shall be calculated in accordance with this Section 2 and Section 4.

                                 The [**] Base Fee [**] for each year of the Five Year Period set forth in the following table are for the Services [**] provided under the FARMOSA (together with services specifically identified in this Agreement, i.e., [**] Services and for the [**] Customers, if migrated) [**]. The definition of "Services" under the FARMOSA shall remain unchanged.

                                                 2007   2008  2009   2010   2011
                                                 ----   ----  ----   ----   ----
                                 Base Fees       [**]   [**]  [**]   [**]   [**]
                                 Base Fees       [**]   [**]  [**]   [**]   [**]
                                 [**]Customers
                                 to the [**]
                                 system
                                 operated by
                                 ACMS as
                                 provided for
                                 in Section
                                 2.1, below)

                                 The Parties acknowledge and agree that the
                                 table in Section 2 above [**] the Base Fees for the Services [**] provided under the FARMOSA, as hereby amended, [**]. The Parties further acknowledge and agree that the Base Fees may be adjusted as provided for in Section 2.1,
                                 Section 2.2 and Section 2.3, below.
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                                 SECTION 2.1 - [**]

                                 Bell is currently evaluating the economics and other implications of the possible migration of the billing of [**] customers and other, new, customers of [**] (collectively, the "[**] CUSTOMERS") onto the [**] system operated by ACMS.

                                 Bell shall notify ACMS in writing prior to January 1, 2007, or such later date as the Parties may mutually agree in writing prior to January 1, 2007, of Bell's decision as to whether or not it is to migrate the billing of the [**] Customers onto the [**] system operated by ACMS.

                                 (a) In the event that Bell notifies ACMS within the aforesaid period that Bell has decided to migrate the billing of the [**] Customers onto the [**] system operated by ACMS:

                                      i.   the scope of the Services provided
                                           under the FARMOSA shall be thereby
                                           expanded to include the performance
                                           by ACMS of billing related services
                                           for the [**] Customers which are
                                           migrated by Bell onto the [**] system
                                           operated by ACMS (the services to be
                                           provided with respect to such
                                           customers shall be substantially
                                           similar to those provided by ACMS
                                           with respect to Bell Mobility
                                           customers);

                                      ii.  the [**] and fees of the development
                                           and related work required to enable
                                           the migration of the billing of the
                                           [**] Customers onto the [**] system
                                           operated by ACMS, to be agreed by the
                                           Parties, shall be paid by Bell in
                                           addition to the Base Fee amounts set
                                           forth below:

                                      iii. as noted in the table in Section 2
                                           above, the Base Fees for the period
                                           from January 1, 2007 to December 31,
                                           2007 (the "2007 YEAR") shall be
                                           increased in respect of the number of
                                           billing account numbers for [**]
                                           Customers ("[**] BANS") processed by
                                           ACMS in respect of wireless mobility
                                           services provided to [**] Customers
                                           by an amount equal to [**]. Promptly
                                           following the end of the 2007 Year,
                                           Bell shall notify ACMS in writing of
                                           the total number of [**] during the
                                           2007 Year and shall provide ACMS with
                                           supporting documentation (if
                                           reasonably requested by ACMS);

                                      iv.  as noted in the table in Section 2
                                           above, the Base
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                                           Fees for the period: (A) from January
                                           1, 2008 to December 31, 2008 (the
                                           "2008 YEAR"), (B) from January 1,
                                           2009 to December 31, 2009 (the "2009
                                           YEAR"); and (C) from January 1, 2010
                                           to December 31, 2010 (the "2010
                                           YEAR"), shall be increased by a [**]
                                           in respect of the Services provided
                                           by ACMS for the [**] Customers; and

                                      v.   as noted in the table in Section 2
                                           above, the Base Fees for the period
                                           from January 1, 2011 to December 31,
                                           2011 (the "2011 YEAR"), shall be
                                           increased by a [**] in respect of the
                                           Services provided by ACMS for the
                                           [**] Customers.

                                 (b) In the event that Bell does not notify, within the aforesaid period, ACMS of a positive decision to migrate, in light of all relevant factors (including the [**] of migration and the cost structure set out above), the billing of the [**] Customers onto the [**] system operated by ACMS:

                                      i.   in 2007 [**] Customers to a different
                                           billing system (other than ACMS); and

                                      ii.  following the 2007 Year, [**]
                                           Customers to a different billing
                                           system (other than ACMS) unless the
                                           Chief Executive Officers of Bell and
                                           Amdocs discuss this issue in the
                                           context of the overall Agreement and
                                           reach an amicable solution.

                                 SECTION 2.2 - TERM EXTENSIONS

                                 The Parties agree that Bell has the option, during the 2008 Year, the 2009 Year and the 2010 Year as detailed below, to extend the Initial Term, in each case for an additional 12 month period beyond the end of the 2012 Year (each, a "TERM EXTENSION"), for up to a maximum of three Term Extensions.

                                 The Base Fees for the each of the 2009 Year, the 2010 Year and the 2011 Year [**] in respect of any Term Extension(s), as follows:

                                 (a) for a Term Extension committed to by Bell prior to the 2009 Year, the Base Fees for the 2009 Year [**];

                                 (b) for a Term Extension committed to by Bell during the 2009 Year, the Base Fees for the 2010 Year [**]; and
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                                 (c) for a Term Extension committed to by Bell
                                 during the 2010 Year, the Base Fees for the 2011 Year [**].

                                 For clarity, the last sentence of Section 3.1 of the FARMOSA (relating to a 3 year extension) is hereby deleted and shall have no force and effect.

                                 In the event that Bell terminates the FARMOSA for convenience prior to the end of any such Term Extension(s) or in the event of a ACMS [**] Termination (as defined in Section 4 below), the [**] referred to in a, b and c above, as applicable, (or portion thereof) will be [**] the termination charges as detailed in
                                 Section 14(c) below.

                                 Without derogating from ACMS's and/or Bell's obligation to make any press release required by laws or stock exchange, the Parties shall issue a joint press release, agreed by both of the Parties, in respect of each Term Extension.

                                 The Base Fee amount for the Services (i.e., for the Services provided as of December 31, 2011) during each Term Extension shall be the [**] Fees, subject to adjustment, as provided for in
                                 Section 2.3, in respect of the period after December 31, 2011.

                                 SECTION 2.3 - BASE FEE CHANGE AND M&A
                                 ADJUSTMENTS

                                 (a) The Base Fees for the Services and the
                                 Services shall be subject to adjustment in accordance with the FARMOSA (for clarity, New Services and Change Requests will be dealt with in accordance with the FARMOSA provisions and may result in adjustment to the Base Fees). The Base Fees shall not be adjusted, whether by way of the Change Order Process or otherwise, as a result of changes to [**]. The Change Order Process shall not apply to acquisitions or dispositions (which are subject to Section 2.3(b)). In the event that the provision of Services which are [**] under the FARMOSA, as hereby amended, has an [**] ACMS' [**] made to provide such Services under the FARMOSA the Parties agree to [**], if any, that is to be added to the [**] such Services (which [**] is to be [**] as part of an adjustment to the Base
                                 Fees). In addition to the above and without derogating from Section 10 below or from the Change Order Process, the Base Fees [**] ongoing improvements and efficiencies that ACMS may implement.

                                 (b) The Parties further acknowledge and agree that the Base Fees do not reflect any extension of the Services required as a result of any future acquisition of any business/unit/division, or the
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                                 extension of the Services to serve additional
                                 Affiliates or business units (for example, the operations of [**] in the [**]). The [**] to the Base Fees, if any, required by any such extension shall be [**] by the Parties and shall take into consideration the extent to which such acquisitions [**] any prior or contemporaneous dispositions (without double counting any previously [**]). Notwithstanding the FARMOSA, Bell shall not be [**] the billing services provided to any acquired business to ACMS but may [**] the billing services provided to such acquired business to any other provider.

                                 The Parties acknowledge and agree that the Base Fees do not reflect any [**] of the Services resulting from any future disposition of any business/unit/division to an arm's length third party (i.e., not controlled by the BCH Companies or their Affiliates). The fees to be [**] from the Base Fees, if any, as a result of any such disposition shall be determined [**], taking into consideration among other relevant factors the [**] in the scope and [**] of Services which results from such disposition, and any additional [**] associated with additional business granted to ACMS as a result of any prior or contemporaneous business acquisition.

                                 However, for clarity, [**] shall be made to the Base Fees in respect of reorganizations of the BCH Companies which do not increase or decrease the number of [**] for which ACMS is providing the Services or substantially impact [**] of providing such Services.

                                 SECTION 2.4 - PRINT AND MAIL BECOMES PRINT AND MAIL VENDOR [**]

                                 The Base Fees will [**] any amounts for Print and Mail Services (as that term is defined below) which shall be Print and Mail Vendor [**] to Bell as provided for in Section 3.

                                 SECTION 2.5 - CREDIT POTS TERMINATED AND
                                 REFUNDED

                                 ACMS shall have no obligation to provide Bell with credits which correspond to the Ensemble Customization Credit or the Legacy Credit Pot (each as provided for in Sections 9 and 10 of Exhibit B to the FARMOSA) in respect of the Five Year Period, or thereafter, and ACMS shall provide Bell with a refund by no later than [**], by way of cheque for the full amount of any such credits which have accrued in respect of the period up to [**] and are then unused.

                                 SECTION 2.6 - E-BILL AND C-BILL [**] TERMINATED
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                                 ACMS shall have no obligation to provide Bell
                                 with the Eligible Consolidated Bills [**] or the E-Bill [**] referred to in Annex 1 to Exhibit B to the FARMOSA for the Five Year Period or thereafter. Bell shall, however, be entitled to receive any E-Bill [**] and [**] which have accrued (in accordance with the 2006 Base Fee Agreement) in respect of the period between January 1, 2006 and December 31, 2006. Accordingly, Section 6 of Exhibit B and Annex 1 of Exhibit B are hereby deleted in their entirety as of January 1, 2007.

                                 SECTION 2.7 - [**] TERMINATED

                                 No [**] shall apply to the Base Fees during the Five Year Period or thereafter. From and after January 1, 2007, the [**] provisions under Section [**] of the FARMOSA and the corresponding portions of Section [**] of Exhibit B to the FARMOSA shall not apply to the Base Fees during the Five Year Period or thereafter.

                                 SECTION 2.8 - INVOICING AND PAYMENT

                                 The Parties agree that [**] of the Base Fees, calculated in accordance with this Section 2, shall be payable by Bell for the Services on a [**] basis at the end of each [**] (based on an invoice which is to be provided by ACMS at the beginning of such [**]) during the Term of the FARMOSA as hereby amended. Any adjustments required as a result of changes to the Base Fees (as provided for in this Section 2) shall be made as promptly as reasonably feasible by way of credits or refunds to Bell or additional payments to ACMS, as applicable. This Section amends, from and after January 1, 2007 Section
                                 12.1 of the FARMOSA.

                                 SECTION 2.9 - EXHIBIT B REPLACED

                                 Attached hereto as Annex E is an amended and restated Exhibit B to the FARMOSA which reflects the changes implemented by this Agreement and shall replace the existing Exhibit B to the FARMOSA, as of January 1, 2007, with respect to rights and obligations arising after that date (rights and obligations arising prior to January 1, 2007 shall continue to be governed by the provisions of Exhibit B prior to such amendment and restatement).

3.   Print and Mail Vendor       SECTION 3.1 - PRINT AND MAIL VENDOR [**]
     [**]
                                 ACMS shall, from and after January 1, 2007,
                                 charge Bell on [**] for the print and mail
                                 services which are listed in Annex A and
                                 provided as of the date hereof by the vendors
                                 identified in Annex A (the "PERMITTED PRINT AND
                                 MAIL VENDORS") as part of the Services and also
                                 the similar print and mail services which are
                                 to be provided
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                                 to [**] (in the event that Bell decides to
                                 migrate the billing of the [**] Customers to ACMS as provided for in Section 2.1, above) and the [**] Services (as defined below in Section
                                 7)) (the "PRINT AND MAIL SERVICES"). For clarity, some of the Print and Mail Services are provided by ACMS and any such Print and Mail Services which are provided by ACMS shall be charged [**] only for third party [**]. The
                                 Parties agree that in the event that a print and mail service was provided as of the date hereof by a Permitted Print and Mail Vendor but does not appear on the list of Print and Mail
                                 Services, if ACMS proves to Bell that such print and mail service was in fact provided by such Permitted Print And Mail Vendor as of the date hereof, then such print and mail service will be included as part of the Print And Mail
                                 Services.

                                 ACMS shall consult and coordinate with Bell and shall obtain [**] where required under the subcontracting or other applicable change process provisions of the FARMOSA [**] dated as of December 23, 2005 (the "[**]") prior to the [**] of any Permitted Print and Mail Vendors delivering the Print and Mail Services or any change effected to such Print and Mail Services.

                                 Subject to, and without derogating from, the terms and conditions of the existing contracts listed in Annex A entered into by ACMS with Permitted Print and Mail Vendors as of the date of this Agreement, ACMS and Bell shall work together in good faith and shall make reasonable efforts to ensure that the Print and Mail Services are provided on [**] terms (where the assessment of [**] shall take into account all relevant factors including, without limitation, [**], quality of services etc.). More specifically, ACMS agrees that it shall exercise any [**] rights it has under its agreements with the Permitted Print and Mail Vendors and provide any resulting [**] to Bell hereunder.

                                 ACMS shall, consistent with past practice, facilitate, through a work order or the Change Order Process (in each case signed by both Parties), any Bell requests for changes to the services provided by the Permitted Print and Mail Vendors. ACMS shall obtain Bell's prior written approval of any change to the Services, operations or to the contracts with the Permitted Print and Mail Vendors that could be expected to affect the [**] the quality of the Print and Mail Services.

                                 For clarity, the [**] to be charged by ACMS for the Print and Mail Services are [**] in the Base Fees, shall be charged by ACMS [**] to the Base Fees, and shall equal the [**] (plus and/or including, without duplication, any applicable Transfer Taxes) of such services to ACMS charged by the Permitted Print and Mail Vendors
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                                 (the "PRINT AND MAIL VENDOR [**]"). Each
                                 invoice issued to ACMS for Print and Mail
                                 Services by the Permitted Print and Mail
                                 Vendors shall be forwarded to Bell with the ACMS [**] invoices to support the request for payment of the Print and Mail Vendor [**].

                                 The Parties agree that the Print and Mail
                                 Vendor [**] shall be payable by Bell at the end of each [**] based on an invoice which is to be provided by ACMS at the beginning of such [**] in accordance with Section 12 of the FARMOSA.

                                 ACMS shall issue to Bell, with the invoice for the Base Fees, an invoice in an amount equal to
                                 (a) ACMS' reasonable estimate of the Print and Mail Vendor [**] during such coming [**] (the "ESTIMATED PRINT AND MAIL VENDOR [**]"), increased or decreased, as applicable, (b) by the difference between the actual Print and Mail Vendor [**] for the preceding [**] and the Estimated Print and Mail Vendor [**] that were paid for such preceding [**]. With respect to January 2007, the Estimated Print and Mail Vendor [**] shall be determined by the Parties, acting reasonably, prior to December 1, 2006 and with respect to Canada Post pre-payment such amounts will be invoiced to and paid by Bell during December of the 2006 Year (for clarity, with respect to the Print & Mail Services to be provided during January 2007).

                                 For clarity, upon the termination or expiration of the Term of the FARMOSA as hereby amended, ACMS shall, within [**] days of the end of the Term, perform a final Print and Mail Vendor [**] reconciliation for the last [**] (or partial [**]) of the Term based on [**] Print and Mail Vendor [**] for such [**] (or partial [**]) and ACMS shall issue a refund or invoice to Bell as required as a result of such reconciliation.

                                 For greater certainty, nothing in this Section
                                 3.1 amends or derogates from the rights or obligations of the Parties under the provisions of the [**] Consent or the subcontracting or change process provisions of the FARMOSA.

                                 SECTION 3.2 - ERRORS

                                 Bell and ACMS shall each pay, to the extent of their respective responsibility and accountability, for any Print and Mail Vendor [**] arising from errors relating to the Print and Mail Services. For clarity, ACMS shall be responsible and accountable for Print and Mail Vendor [**] resulting from [**].

4.   Base Fees for 2012          The Parties agree that the [**] fees (the "[**]
                                 FEES") for the Services provided as of [**]
                                 shall be the [**] of (i) the 2012 [**] (as
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                                 defined below) and (ii) the fees determined by
                                 a [**] of [**] and performance of the [**] as provided for under Section 9.7 of the FARMOSA and Section 3.2 of Exhibit B to the FARMOSA (as such amount and the Services may have been adjusted, relative to the [**] and the [**], as provided for in Section 2.3, up to [**]).

                                 Notwithstanding anything to the contrary in this Agreement or the FARMOSA, the Parties further agree that in the event that (i) the [**] Fees are [**] then the 2012 [**], and (ii) ACMS delivers a written notice to Bell (within [**] days of receipt by ACMS of the report of the [**] as provided for under Section 9.7 of the FARMOSA and Section 3.2 of Exhibit B to the FARMOSA, or by January 31, 2012 where the [**] report is delivered [**]) that the [**] Fees are not [**] to ACMS for the Term Extensions, then the FARMOSA and the provision of all Services thereunder shall terminate (the "ACMS [**] TERMINATION") as of December 31, 2012. For clarity, Bell shall have no obligation to pay [**] to ACMS in connection with an ACMS [**] Termination, except any termination fee provided for in Section 14(c).

                                 The Base Fees for period from January 1, 2012 to December 31, 2012 (the "2012 YEAR") and any Term Extension for the Services provided as of December 31, 2011 shall be the [**] Fees. The Base Fees and the Services shall be subject to adjustment, as provided for in Section 2.3, in respect of the period after December 31, 2011.

                                 Accordingly Section 9.7 of the FARMOSA is hereby, effective from and after January 1, 2007, replaced by the following:

                                 "[**]. The parties recognize and agree that a [**] of [**] of the Services then provided hereunder (the "[**] SERVICES") shall be conducted by an [**] during the [**] year of the Term, in accordance with Section 3.2 of Exhibit B to establish, the [**] for the [**] year of the Term."

                                 For clarity, Section 3.2 of Exhibit B to the
                                 FARMOSA is hereby amended as set forth in the Amended and Restated Exhibit B attached hereto as Annex E.

                                 "2012 [**]" shall mean the [**] (as they may
                                 have been adjusted to reflect any changes made pursuant to Section 2.3 up to December 31, 2011, but not including any [**] provided pursuant to Section 2.2), and including the component of the Base Fees relating to [**] (in the event that Bell decides to migrate the billing of the [**] Customers onto the [**] system operated by ACMS as provided for in
                                 Section 2.1, above).
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                                 The Base Fees for the 2012 Year and any Term
                                 Extension shall be invoiced as provided for in
                                 Section 2.8.

5.   SR&ED Tax Credits           The BCH Companies are entitled to receive
                                 payments related to the SR&ED tax credits arising from the development work performed by ACMS or its corporate predecessor Certen Inc.
                                 under the FARMOSA and MLSA. ACMS is entitled under Section 22.1e of the MLSA and Section 3.3 of Exhibit B of the FARMOSA to receive from Bell, as additional payments, a portion of such SR&ED tax credits (the "ACMS ADDITIONAL
                                 PAYMENTS"). ACMS hereby [**] of Bell all of [**] in any ACMS Additional Payments accruing to ACMS on and after [**].

                                 If ACMS fails to provide the assistance it is required to provide under Section 22.7i of the MLSA and Section 11.1 of the FARMOSA within [**], (instead of the [**] provided in Section 22.7i of the MLSA and Section 11.1 of the FARMOSA) not due to factors/reasons beyond ACMS' reasonable control, of the applicable calendar quarter, ACMS shall have [**] from its receipt of written notice from Bell to remedy such failure. If ACMS has failed to provide the required assistance by the end of such [**] period, ACMS shall, for each further [**] period that it has not provided the required assistance, pay Bell, [**] at the end of each such [**] period (i.e. the first [**] would be made [**] after Bell had provided its notice to
                                 ACMS).

6.   Additional Project Work     Bell shall [**], during the remaining months of
                                 the [**] Year or the [**] Year, ACMS to provide services in respect of additional projects (the
                                 "ADDITIONAL PROJECTS") (in addition to the current scope of work being performed by ACMS for Bell) having a value of approximately $[**]
                                 ("$[**] COMMITMENT"). Bell expects that most of the Additional Projects will be performed during the remaining months of the [**] Year or the [**] Year.

                                 The following framework shall apply to the identification and performance of the Additional Projects:

                                 (a) The Additional Projects shall not be in ACMS' [**] (for example, the [**] project and the [**] (if ordered) are both within ACMS' [**]), meaning that such work is not within the [**] the [**] being done by ACMS for Bell and is work which Bell would otherwise likely have taken to [**](for example, projects relating to or enabled [**]).

                                 (b) Bell will identify, during the remaining
                                 months of the [**] Year and/or the [**] Year, prospective Additional Projects expected to have a value of approximately $[**], which Additional Projects
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                                 shall include the [**] in the event Bell makes
                                 the determination to proceed with such project.

                                 (c) ACMS will provide Bell within a reasonable time [**] for Additional Projects Bell has identified to ACMS and will specify the impact, if any, of the Additional Projects on the ongoing operational [**].

                                 (d) If ACMS' proposal for an Additional Project is [**] for the equivalent products and services received by Bell and the impact of the Additional Project on the [**] is [**] to Bell, Bell shall retain ACMS to provide the Additional Project and such Additional Project shall [**].

                                 (e) If at the end of the [**] Year, Bell has not fulfilled the $[**] Commitment, it shall identify, during the [**] Year up to [**], prospective Additional Projects [**], and the process in (c) and (d) shall be repeated prior to [**].

                                 (f) If Bell has not contractually committed to Additional Projects relating to the $[**] Commitment by [**], it shall pay ACMS on [**] of the Additional Projects already contractually committed to ACMS.

7.   Bell [**]                   The term of the term sheet (the "[**] TERM
                                 SHEET") dated [**] between ACMS and [**] shall be extended for the duration of the FARMOSA as hereby amended and from and after January 1, 2007 the [**] Services (as defined in the [**]
                                 Term Sheet) shall be extended to include stand-alone Bell [**] bills (collectively from January 1, 2007, the "[**] SERVICES") and shall be deemed to be included in the Services (under the FARMOSA as hereby amended) as if such [**]
                                 Term Sheet (as amended hereby) was an
                                 additional Exhibit to the FARMOSA and the [**] for the provision of such [**] Services shall be [**] in the Base Fees payable as set forth in Section 2 hereof.

                                 Bell hereby confirms that it has the authority to represent and bind [**] for purposes of this Agreement and shall make, on behalf of [**], any payments required to be made hereunder in respect of services provided hereunder to [**].

                                 For clarity, the Parties expect that no
                                 separate Definitive Agreement (as defined in the [**] Term Sheet) will be entered into in respect of the [**] Services.

8.   India Cost Savings          Bell hereby irrevocably approves the
     Initiative                  implementation of the off-shoring to India in
                                 accordance with and subject to Annex B (the
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                                 "INDIA MIGRATION").

                                 Each Party [**] in the implementation of the India Migration, provided that ACMS shall [**] arising in connection with the implementation.

9.   Efficiency Initiatives      SECTION 9.1

                                 Bell hereby approves the implementation of the decommissioning of the [**] function and the decommissioning of the [**] system, in each case in accordance with the change documentation attached as part of Annex C hereto provided to and approved by Bell. Bell acknowledges that the expected savings resulting from the implementation of the foregoing two initiatives is reflected in the Base Fees set forth in this Agreement and that Bell shall not be entitled to any further discounts or reductions in connection therewith.

                                 SECTION 9.2

                                 With respect to the initiatives detailed in Annex C attached hereto (collectively with the initiatives detailed in Section 9.1 above, the "INITIATIVES"):

                                 (a) Bell hereby approves the implementation of the following Initiatives (i) the [**]; and
                                 (ii) [**], in each case as set out in the change documents attached as part of Annex C hereto and shall cooperate on a commercially reasonable basis (meaning that Bell will take the actions listed under the heading "Support Required from Bell" in the change documents in Annex C) with ACMS in effecting such implementation.

                                 (b) With respect to the [**] the Parties agree that in the event that such Initiative is not "in production" by [**], then for any period following such date and until the "production date" Bell shall reimburse ACMS [**] for the continuing operation of the [**] system during the period from [**] until the "production date" for such Initiative.

                                 (c) Unless otherwise agreed to by the Parties in the applicable change documentation, each Party [**] (including [**] that are the responsibility of such Party) incurred in the implementation of the Initiatives and for any activities assigned to it in connection therewith as such obligations may be further described in any applicable detailed roles and responsibilities tables prepared by the Parties.
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10.  Joint Initiative Process    The Parties acknowledge that this Agreement
                                 represents a firm agreement in respect of the Base Fees for the Five Year Period and that the Base Fees shall not be subject to further adjustment in respect of the India Migration or [**].

                                 Following the execution of this Agreement by the Parties, the Parties agree to work diligently with the aim of implementing an agreed joint initiative process, the purpose of which will be to jointly identify joint changes and projects, which if agreed by both Parties, will provide [**] and, unless otherwise agreed on a case by case basis, to [**] any ACMS' [**].

11.  Continuing Services to      ACMS acknowledges that [**] acquired the [**]
     Bell [**] and New           and agrees that [**] shall be entitled to
     Services for [**]           continue to receive the Services under the
                                 FARMOSA as hereby amended in respect of the [**] as part of the Services provided in consideration for the Base Fees, but that [**] shall not, unless otherwise agreed in writing by the Parties, be entitled to receive Services
                                 [**] which the [**] was receiving under the FARMOSA prior to July 7, 2006 except in respect of the growth of the [**]. The Services to be provided for the [**] Wireline Business shall be substantially the same as those which ACMS was providing for the [**] prior to [**]. For clarity, [**] shall not, unless otherwise agreed in writing by the Parties, be entitled to receive the Services in consideration for the Base Fees in respect of any existing or future customer of [**] which is not [**].
                                 (Bell is, on behalf of [**], to continue to deal with ACMS with respect to the provision and payment for such Services.)

                                 Bell hereby confirms that it has the authority to represent and to make, on behalf of [**], any payments required to be made hereunder in respect of services provided hereunder to [**]. ACMS agrees that Bell may disclose, subject to reasonable confidentiality protections, the FARMOSA, as hereby amended, to [**] for purposes of this Section 11.

                                 Bell also agrees to cause [**] to undertake to comply with the provisions of the FARMOSA, as hereby amended, which would have been applicable to Bell in respect of the [**] (if Bell had continued [**]) until [**] and to provide ACMS with no less than [**] (which may not be given with an effective date prior to [**]) of any [**] decision to [**] the provision of the Services under the FARMOSA (any such [**] shall be deemed a [**] of such business at the time of such [**]).

                                 ACMS also agrees to provide Services with
                                 respect to the [**] Customers on the terms set out in Section 2.1 hereof in consideration for the additional Base Fees set forth in Section 2.1
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
                                 (in the event that Bell decides to migrate the billing of the [**] Customers onto the [**] system operated by ACMS as provided for in
                                 Section 2.1, above). For clarity, in the event that Bell does not decide to migrate the billing of the [**] Customers onto the [**] system operated by ACMS within the period provided for in Section 2.1 above, unless otherwise agreed in writing by the Parties, then the BCH Companies shall not be entitled to receive, and ACMS shall not be obligated to deliver, the Services in consideration for the Base Fees to the [**] Customers or other customers of the BCH Companies in the [**]. In the event Bell decides to migrate the billing of the [**] Customers onto the [**] system operated by ACMS as provided for in Section 2.1, above, then [**] shall be bound by the same [**] under the FARMOSA that apply to [**].

12.  Service Levels              The service level provisions of the FARMOSA,
                                 including Exhibits C-1 and C-2 are hereby replaced and superceded by the service level regime provided for in Annex D hereto, effective from and after [**].

                                 The Parties acknowledge the importance to Bell of ensuring that the [**] used in the provision of the Services is provided on time, and on budget, and meets the standards of quality necessary to ensure that such [**] can be put into [**] in compliance with the performance specifications of such [**] without adversely affecting the businesses of the BCH Companies. To achieve the foregoing objectives, the Parties agree to work diligently and in good faith to develop and implement, by no later than [**], a reasonable agreed service level regime applicable to the [**] by ACMS and its Affiliates.

13.  Key Personnel               The Parties acknowledge the importance to Bell
                                 of ensuring that there is continuity and commitment of the key ACMS personnel engaged in performing projects and delivering the
                                 Services. To achieve the foregoing objective, the Parties agree to work diligently and in good faith to develop and implement, by no later than [**], as Annex F to this Agreement whereby ACMS will use its reasonable efforts to ensure that the agreed upon key personnel (as defined by a list of key ACMS personnel) shall [**] and that [**] shall have a reasonable sufficient overlap with [**] to ensure that there is effective knowledge transfer.

14.  Termination For             (a) No Termination for Convenience in [**].
     Convenience                 Notwithstanding any provision to the contrary
                                 contained in the FARMOSA or the ACMS Bell
                                 Canada Agreement for Base Fees for 2005/2006
                                 Under the FARMOSA dated December 23, 2005 (the
                                 "2006 BASE FEE AGREEMENT"), Bell agrees that it will not give and will not be entitled to give, notice of termination for convenience pursuant to Section 21.1 of the FARMOSA (for clarity, the notice itself may
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
                                 not be given during such period) during the period from [**] to [**].

                                 (b) Amendment to Termination Charge Table.
                                 Without derogation from the provisions of
                                 Section 14(a) above, the termination charge table in Section 21.1 of the FARMOSA is hereby replaced in its entirety by the following table:

                                 YEAR IN WHICH NOTICE OF
                                 TERMINATION FOR
                                 CONVENIENCE IS GIVEN BY
                                 BELL                         TERMINATION CHARGE
                                 --------------------------   ------------------
                                 1                            $[**]

                                 2                            $[**]

                                 3                            $[**]

                                 4                            $[**]

                                 5                            $[**]

                                 6                            [**]

                                 7                            [**]

                                 Notice delivered during      $[**]
                                 Calendar Year 2008

                                 Notice delivered during      $[**]
                                 Calendar Year 2009

                                 Notice delivered during      $[**]
                                 Calendar Year 2010

                                 Notice delivered during      $[**] on the first
                                 Calendar Year 2011           month of the 2011
                                                              Year and
                                                              decreasing
                                                              monthly, until
                                                              the end of this
                                                              2011 Year, in
                                                              CA$[**]
                                                              increments.

                                 (c) If the Term of the FARMOSA as hereby amended is extended for one or more Term
                                 Extensions pursuant to Section 2.2 above, and Bell terminates the FARMOSA as hereby amended for convenience prior to the expiry of such Term Extensions or ACMS terminates the FARMOSA under the ACMS [**] Termination, then Bell shall be required to pay, at the time of termination, a termination charge (in addition to any amount payable pursuant to the table in
                                 Section 14(b) above) equal to the portion of the Base Fee [**] provided to Bell in respect of the portion of the Term Extension which has not yet expired at the time of the termination date. For example, if: (i) Bell provided ACMS notice of a Term Extension during the 2008
                                 Year; (ii) ACMS provided Bell with a Base Fee
                                 [**] of $[**] in 2009; and (iii) Bell gave notice in June 2012, that the FARMOSA would terminate at the beginning of July 2013 (half way through the Term Extension), then Bell would

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
                                 pay ACMS $[**] at the time of termination (the
                                 portion of the Base Fee [**] which corresponded
                                 to the portion of the Term Extension falling
                                 after the termination date and representing
                                 [**]% of the relevant [**]). Also for example,
                                 if (i) Bell provided ACMS with notice of all
                                 three Term Extensions (i.e. extending the term
                                 to December 31, 2015), (ii) ACMS has provided
                                 Bell with aggregate Base Fee [**] of $[**]
                                 ($[**] for each Term Extension), and (iii) the
                                 FARMOSA is terminated under the ACMS [**]
                                 Termination as of December 31, 2012 in
                                 accordance with Section 4 above, then on
                                 December 31, 2012, Bell shall pay ACMS the sum
                                 of $[**] (i.e. $[**] for each of the years [**]
                                 for which the FARMOSA was terminated). The
                                 Parties agree that the termination charge in
                                 this Section 14(c) is a genuine pre-estimate of
                                 damages and does not constitute a penalty. The
                                 termination charge is to be paid without
                                 deduction or set off on account of mitigation.
                                 ACMS is under no obligation to mitigate damages
                                 represented by the termination charge. This
                                 provision shall not derogate from ACMS's
                                 obligation to [**], as set forth in Section
                                 21.1 of the FARMOSA.

                                 (d) Notice delivered during Calendar Year 2011:
                                 for example, in case a notice is delivered at March 1, 2011- the termination charges to be paid shall be $[**].

                                 (e) Except as specifically set forth in this
                                 Section 14, above, Section 21 of the FARMOSA shall remain unchanged.

15.  [**] Audit Reports          Bell shall have the right to receive [**] audit
                                 reports prepared in accordance with this
                                 Section 15.

                                 (a) ACMS shall for each year of the Term engage a mutually agreeable auditor (one of the big four firms) to provide Bell, at Bell's [**]:
                                 (i) by no later than April 30 of each calendar year (starting with April 30, 2007) with an [**] audit report that pertains to [**] with respect to the Services during the six month period ending on March 31 of that calendar year; and (ii) by no later than November 1 of each calendar year (starting with November 1, 2007) with a [**] audit report that pertains to [**] with respect to the Services during the preceding 12 months ending September 30. In connection with the preparation of the foregoing audits, ACMS will provide the [**] auditors (subject to customary non-disclosure undertakings) with full and timely cooperation, support and documentation to permit their work to be completed in an efficient and timely manner; provided, however, that if ACMS is requested to provide assistance to an extent which is not reasonable or standard as part of the Audit Plan and the [**] audit, taken together, ACMS shall so advise Bell and Bell shall have the option of reducing such assistance to a reasonable level which is mutually
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
                                 acceptable to the Parties or of paying ACMS on a time and materials basis for such additional efforts. For clarity, the scope of the [**] report shall not include the [**].

                                 (b) In the event either such audit report (i.e.
                                 the April 30 or the November 1 report)
                                 mentioned above identifies any deficiencies,
                                 ACMS shall use reasonable best efforts to rectify such deficiencies by no later than [**] days after the date of delivery to ACMS of such audit report or such later date as may be reasonably required by ACMS, using reasonable best efforts, to rectify such deficiencies, provided that a detailed program for the prompt remediation (using reasonable best efforts) of any deficiencies which cannot despite using reasonable best efforts be rectified within [**] days of delivery of such audit report shall be prepared and delivered to Bell within [**] days of delivery of such audit report. In addition, ACMS shall, without limiting its obligation to rectify the deficiency, [**] within [**] days of delivery of such audit report to [**] any deficiencies which then remain unrectified. Without limiting the foregoing, in order to assist with the timely resolution of deficiencies, ACMS shall, in good faith, notify Bell of and make reasonable efforts to rectify any deficiencies of which ACMS [**] of between [**] audit reports that would reasonably be expected to be identified in the next [**] audit; provided that (i) the timeframe for rectifying such deficiencies shall be as set forth above (with the [**] day period beginning on the date ACMS becomes [**] of the deficiency), and (ii) nothing in this Section makes ACMS liable for failing to identify by itself any deficiencies which later appear in the [**] audit report.

                                 (c) In the event that a November 1 audit report mentioned above identifies a Material
                                 Deficiency (as defined below) relating to the performance of ACMS' [**] with respect to the Services and ACMS has failed to rectify the deficiency or to [**] such that the Material
                                 Deficiency continues for more than [**] days after delivery to ACMS and Bell of the November
                                 1 audit report and a written notification from Bell identifying such Material Deficiency, then, except as provided for under paragraph
                                 (f) below, Bell shall have the right, by written notice to ACMS, delivered within 30 days of the expiration of such [**] day period
                                 (provided that the underlying deficiency has not been rectified or that the Material
                                 Deficiency has not been removed prior to such notice being delivered), to terminate (the
                                 "BELL MATERIAL DEFICIENCY TERMINATION RIGHT") the FARMOSA effective as of the date specified in the notice (which termination date shall not be more than 12 months after the date of such notice). For clarity, Bell shall have no obligation to comply with the dispute resolution process in Section 18 of the FARMOSA prior to terminating the FARMOSA
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
                                 under the Bell Material Deficiency Termination
                                 Right, nor shall Bell have any obligation to pay any termination charges where the failure to rectify or sufficiently compensate for the deficiency is the fault of ACMS, provided that any Dispute as to the fault of ACMS and whether such termination was a termination for convenience for which termination charges are payable or a termination for material breach shall be resolved pursuant to Section 18 of the FARMOSA either prior to or after termination.

                                 "MATERIAL DEFICIENCY" in this Section shall mean: a material deficiency identified in the applicable November 1 report by the auditor preparing the applicable November 1 [**] report which results in a [**] (as defined under [**]) that is by itself either (1) required to be publicly disclosed by Bell Canada or BCE Inc.
                                 indicating that as a result of the deficiency, it is reasonably possible or probable that a material misstatement in the annual financial statements would not be prevented or detected, or (2) prevents the disclosure of such financial statements that are required to be publicly disclosed.

                                 (d) ACMS shall [**] of rectifying any
                                 deficiencies identified in either such audit report (i.e. the April 30 or the November 1 report) mentioned above to the extent such deficiencies relate to the performance of ACMS'
                                 [**] with respect to the Services, except that Bell shall be responsible for the reasonable
                                 [**] incurred by ACMS in rectifying any
                                 deficiencies resulting from a change (a "[**]
                                 CHANGE"), following the date of execution of this Agreement, in the [**]audit requirements or in any law, regulations, SEC rules, PCAOB standards, industry standards, or other audit rules or standards, which imposes new or amended obligations on Bell (and causes new audit or audit deficiencies to arise or requires new rectifying measures to be implemented despite the compliance by ACMS with any laws or regulations directly applicable to ACMS in the conduct of its business regardless of whether ACMS is providing services to Bell).

                                 The Parties agree that in the event of any [**]
                                 Change, the timeline for correcting
                                 deficiencies, new audit or audit deficiencies, or implementing new rectifying measures resulting from such [**] Change will be (i) if any binding timeline is provided for in any binding legislation or binding regulation existing under binding legislation, [**], and
                                 (ii) in case no such binding timeline is specified in any such binding legislation or regulation, as will be negotiated in good faith between the Parties following such [**] Change coming into effect.

                                 (e) In the event of a notice from ACMS to Bell of a dispute in
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
                                 good faith with respect to who should [**] of a rectification of any deficiencies in accordance with paragraph (d) above and/or what should be the necessary related timeline for such rectifications in accordance with paragraph (b) or (d) above, then Bell shall promptly bear
                                 [**] rectifying any such deficiencies in dispute within the timeline determined by Bell;
                                 provided, however, that following such prompt payment by Bell, Bell may use the dispute resolution process (including arbitration) set forth in Section 18 of the FARMOSA to resolve the dispute and ACMS' accountability for [**] by Bell.

                                 (f) The Parties agree that the Bell Material
                                 Deficiency Termination Right shall not apply:
                                 (i) if it is not feasible (through no fault of ACMS) despite ACMS using all of its reasonable best efforts to rectify the underlying deficiency or remove the Material Deficiency within [**] days from the delivery of the audit report to ACMS, provided that ACMS shall continue to use all best efforts for a further
                                 [**] day period to rectify the underlying deficiency or remove the Material Deficiency, after which time Bell shall have the right to exercise the Bell Material Deficiency
                                 Termination Right in accordance with paragraph
                                 (c) above within 30 days of the expiration of such further [**] day period where the deficiency remains unrectified or the Material
                                 Deficiency has not been removed at the time
                                 Bell delivers notice of such termination; (ii) where ACMS has disputed the [**] and/or the timeline of rectification of the underlying deficiency or removal of the Material
                                 Deficiency in accordance with paragraph (e) above and Bell has refused to promptly [**] of rectifying or removing such deficiency; or
                                 (iii) in the event Bell is able, by
                                 implementing reasonable means, [**] within
                                 Bell, [**] to Bell (or where ACMS agrees to
                                 [**]), to rectify such deficiency or remove such Material Deficiency identified by the auditor within [**] days from the delivery of the audit report to ACMS and fails to do so.

                                 (g) The [**] Bell of any additional [**] compliance [**] from the addition of any New
                                 Services or Change Requests that are to be implemented shall be dealt with in ACMS' Change
                                 Proposal.

                                 (h) As used in this Section 15, all references to [**] include the [**] audit report as it may be amended from time to time, provided that any such amendment shall be treated as a [**]
                                 Change under paragraph (d) above.

16.  Visit to Israel             Upon execution of this Agreement by the
                                 Parties, the Chief Executive Officer of Bell
                                 will send a mutually agreeable e-mail to all
                                 Bell and Amdocs employees, describing this
                                 Agreement and the extended relationship between
                                 the Parties contemplated hereby.
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
                                 Bell will use commercially reasonable efforts
                                 to encourage the Chief Executive Officer to
                                 schedule a visit to Amdocs and its Israel head
                                 office within a reasonable time period after
                                 execution of this Agreement.

17.  Public Announcements        Upon signing of this Agreement the Parties will
                                 issue a joint press release, agreed by both of
                                 the Parties, announcing the extension of the
                                 relationships. Each Party shall consult,
                                 co-operate and co-ordinate with the other
                                 before issuing any press release or making any
                                 other public announcement with respect to this
                                 Agreement or the transactions contemplated
                                 hereby, and neither Party shall issue any such
                                 press release or make any such public
                                 announcement without the prior written consent
                                 of the other, which consent shall not be
                                 unreasonably withheld or delayed; provided,
                                 however, that either Party may, without such
                                 consent, make such disclosure if the same is
                                 required by applicable law, any stock exchange
                                 on which any of the securities of such Party or
                                 any of its Affiliates are listed or posted for
                                 trading, or any securities commission or other
                                 similar regulatory authority having
                                 jurisdiction over such Party or any of its
                                 Affiliates, and if such disclosure is required,
                                 the Party making the disclosure shall use all
                                 commercially reasonable efforts to give prior
                                 oral or written notice to the other Party, and
                                 if such prior notice is not possible, to give
                                 such notice immediately following the making of
                                 such disclosure.

18.

GENERAL PROVISIONS

19. Binding Effect. This Agreement is a binding agreement between the Parties which amends the FARMOSA and the MLSA as herein provided.

20. Definitions. For purposes of this Agreement, the following terms shall have the meaning set forth below:

(a) Unless otherwise expressly defined in this Agreement, all capitalized terms used herein shall have the meaning ascribed thereto in the Further Amended and Restated Master Outsourcing Services Agreement, entered into between Bell and Certen Inc. (a predecessor of Amdocs Canadian Managed Services Inc. ("ACMS")), dated as of July 1, 2003 (as amended by the 2006 Base Fee Agreement, the "FARMOSA").

(b) All references in the FARMOSA and the MLSA to "CERTEN INC." shall be read and construed as references to Certen Inc. or its successor ACMS, as the context may require.

(c) All references in the FARMOSA and the MLSA to "[**]" shall be read and construed as references to "[**]" for the Services or to "[**]" as the context may require; and all references in the FARMOSA and the MLSA to "[**]" (not as
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                                      -21-


part of the definition or phrase "[**]") shall be read and construed as references to "[**]" or to "[**]" as the context may require.

(d) "2006 BASE FEE AGREEMENT" has the meaning ascribed thereto in Section 14(a) hereof.

(e) "2007 YEAR" has the meaning ascribed thereto in Section 2.1(a)iii hereof.

(f) "2008 YEAR" has the meaning ascribed thereto in Section 2.1(a)iv hereof.

(g) "2009 YEAR" has the meaning ascribed thereto in Section 2.1(a)iv hereof.

(h) "2010 YEAR" has the meaning ascribed thereto in Section 2.1(a)iv hereof.

(i) "2011 YEAR" has the meaning ascribed thereto in Section 2.1(a)v hereof.

(j) "2012 YEAR" has the meaning ascribed thereto in Section 4 hereof.

(k) "2012 [**]" has the meaning ascribed thereto in Section 4 hereof.

(l) "$[**] COMMITMENT" has the meaning ascribed thereto in Section 6 hereof.

(m) "ACMS ADDITIONAL PAYMENTS" has the meaning ascribed thereto in Section 5 hereof.

(n) "ADDITIONAL PROJECTS" has the meaning ascribed thereto in Section 6 hereof.

(o) "ACMS [**] TERMINATION" has the meaning ascribed thereto in Section 4 hereof.

(p) "[**]" has the meaning ascribed thereto in Section 9.2(a) hereof.

(q) "AGREEMENT" refers to this Agreement, including the Annexes hereto.

(r) "[**]" refers to the division of Bell which [**], which was acquired by Bell Canada [**].

(s) "[**] CUSTOMERS" has the meaning ascribed thereto in Section 2.1 hereof.

(t) "BCH COMPANIES" means, individually and collectively, Bell, Bell Mobility, Bell [**] (with respect to the [**] Services), and [**] (in the event that Bell decides to migrate the billing of the [**] Customers to the [**] system operated by ACMS as provided for in Section 2.1, below).

(u) "[**]" refers to [**], a limited partnership which is owned by [**], indirectly controlled by BCE Inc. and affiliated with Bell.

(v) "[**]" refers to the division of [**] which carries on the [**], which was [**].

(w) "[**]" has the meaning ascribed thereto in Section 7 hereof.

(x) "[**] FEES" has the meaning ascribed thereto in Section 4 hereof.

(y) "[**]" has the meaning ascribed thereto in Section 3.1 hereof.

(z) "ESTIMATED PRINT AND MAIL VENDOR [**]" has the meaning ascribed thereto in
Section 3.1 hereof.

(aa) "[**] SERVICES" has the meaning ascribed thereto in Section 7 hereof.

(bb) "[**] TERM SHEET" has the meaning ascribed thereto in Section 7 hereof.

(cc) "FIVE YEAR PERIOD" has the meaning ascribed thereto in Section 2 hereof.

(dd) "INDIA MIGRATION" has the meaning ascribed thereto in Section 8 hereof.

(ee) "INITIATIVES" has the meaning ascribed thereto in Section 9.2 hereof.

(ff) "[**]" has the meaning ascribed thereto in Section 9.2(a) hereof.

(gg) "MLSA" refers to the Master License and Services Agreement entered into between Bell, Certen Inc. and Amdocs Limited, dated as of July 1, 2003 (as amended from time to time).

(hh) "PERMITTED PRINT AND MAIL VENDORS" has the meaning ascribed thereto in
Section 3.1 hereof.

(ii) "PRINT AND MAIL SERVICES" has the meaning ascribed thereto in Section 3.1 hereof.

(jj) "PRINT AND MAIL VENDOR [**]" has the meaning ascribed thereto in Section
3.1 hereof.

(kk) "PROCESSED" means, for purposes of Section 2.1, the performance of Services up to but not including the performance of the Print and Mail Services.

(ll) "TERM EXTENSION" has the meaning ascribed thereto in Section 2.2 hereof.

21. Currency. Unless otherwise expressly stated, all dollar amounts set forth herein are in Canadian Dollars.

22. Conflict. With respect to the subject matter hereof, in the event of a conflict or inconsistency between the terms and conditions of this Agreement and the terms and conditions of the FARMOSA or the MLSA, the terms and conditions of this Agreement shall prevail. For avoidance of doubt, any dispute with respect to any such conflict or inconsistency will be resolved in accordance with the Dispute Resolution mechanism set out in the FARMOSA.

23. FARMOSA and MLSA Unchanged. All provisions of the FARMOSA and MLSA, including all Exhibits thereto, that are not amended, modified or suspended by this Agreement, shall continue to be in force and effect in the form they existed prior to execution of this Agreement. For clarity, this binding Agreement is a further amendment to the FARMOSA and MLSA and, except as specifically amended hereby, the terms of the FARMOSA and MLSA (such as, but not limited to, indemnity, dispute resolution, set-off, confidentiality, limitation of liability, assignment, taxes, currency, etc.) apply mutatis mutandis to this Agreement.

24. Entire Agreement. This Agreement, including the Annexes attached hereto, together with the FARMOSA (including the 2006 Base Fee Agreement) and the MLSA, as amended hereby, constitute the entire agreement between the Parties with respect to the subject matter hereof and will not be modified except by a writing signed by the Parties. The provisions of this Agreement supersede all prior or contemporaneous oral agreements, understandings, discussions and communications between the Parties with respect to the subject matter hereof.

25. Severability. If any of the provisions of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable this entire Agreement, but rather such provision shall be modified or severed (as the case may be) so as to maintain to the maximum extent possible the benefits of the Parties hereunder and the remaining provisions of this Agreement shall be unaffected thereby.

26. Waiver. No indulgence or forbearance by either Party hereunder shall be deemed to constitute a waiver of its right to insist on performance in full and in a timely manner of all terms, covenants or conditions of the other Party hereunder and any such waiver, in order to be binding upon a Party, must be express and in writing and signed by such Party and then such waiver shall be effective only in the specific instance and for the purpose for which it was given.

27. Counterparts. This Agreement may be executed in two or more counterparts (including counterparts delivered by facsimile), each of which shall be deemed to be an original as against any Party whose signature appears thereon, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, ACMS and Bell have executed this Agreement as of the date first set forth above.

                                        AMDOCS CANADIAN MANAGED SERVICES INC.


                                        Per: /s/ Derek Rickaby
                                             -----------------------------------
                                        Name: Derek Rickaby
                                              ----------------------------------
                                        Title: VP Client Business Executive
                                               ---------------------------------


                                        BELL CANADA


                                        Per: /s/ Greg Kowal
                                             -----------------------------------
                                        Name: Greg Kowal
                                              ----------------------------------
                                        Title: SVP Enterprise System Billing &
                                               Infrastructure
                                               ---------------------------------


                                        Per: /s/ Tony Staffiesi
                                             -----------------------------------
                                        Name: Tony Staffiesi
                                              ----------------------------------
                                        Title: SVP Finance
                                               ---------------------------------

                                                                           FINAL

                         AMENDED AND RESTATED EXHIBIT B
                                      FEES

TABLE OF CONTENTS

Section 1:  [Intentionally Deleted]
Section 2:  Definitions
Section 3:  Base Fees and One Time Fees
Section 4:  Compensation for Exceeding Envelope Parameters (Scope of
            Services)
Section 5:  [Intentionally Deleted]
Section 6:  [Intentionally Deleted]
Section 7:  Adjustment of Rates
Section 8:  Time and Materials Rates
Section 9:  [Intentionally Deleted]
Section 10: [Intentionally Deleted]

ANNEXES

Annex 1 - [Intentionally Deleted]

Annex 2 - [Intentionally Deleted]

Annex 3 - [Intentionally Deleted]

1.   [INTENTIONALLY DELETED]

2.   DEFINITIONS

2.1 Unless otherwise defined herein, capitalized terms used in this Exhibit shall have the meaning ascribed to them in the Agreement.

     "2007 AMENDING AGREEMENT" means the Agreement Amending the FARMOSA and MLSA between the Parties dated October 5, 2006.

     "AGREEMENT" means the FARMOSA, as defined in and amended by the 2007 Amending Agreement.

     "BASE FEES" means the fees payable to ACMS in respect of the provision of the Services, determined as set forth in the 2007 Amending Agreement.

     "ENVELOPE PARAMETERS" means the service factors and quantitative measurements that define the boundaries of the In-Scope Operations, as of the Effective Date, as described in Exhibit A.

     "OUT-OF-SCOPE OPERATIONS" means all functions and responsibilities that are not included within the scope of Exhibit A, and which are subject to the Change Order Process.

2.2 Unless stated otherwise in this Exhibit B or otherwise specifically agreed to by the Parties, all fees and other prices stated in this Exhibit B (except for [**]) shall be stated in values of the 2001 Operational Year and shall be indexed for [**] at the beginning of [**] using the fee adjustment mechanism set forth in Section 10.3 of the Agreement (applied to the fees and other prices charged during the previous Operational Year).

3.   BASE FEES AND ONE TIME FEES

3.1  [Intentionally Deleted]

3.2  BASE FEES FOR 2012.

     The Parties recognize and agree that [**] of the Base Fees shall [**] during the 2011 Year to establish the Base Fees as per the 2007 Amending Agreement for the 2012 Year (the [**]"). The [**] shall be conducted in accordance with the following:

          (i) It is the Parties' intention that the [**] be conducted by an [**] (the "[**]") selected jointly by the Parties no later than [**]. However, in the event that the Parties are unable to agree with respect to the identity of the [**], after escalation of this matter to their respective Executive Primes, then Bell shall, after consultation with ACMS, select the[**] from the list of organizations attached to the Agreement as Exhibit Y (the Parties agree to complete Exhibit Y by no later than December 5, 2006 with a list of [**] such as, for example only, [**]) provided that, at the time of selection, the [**] shall: (x) be [**] of the Parties, (y) appropriately qualified, and (z) not be a [**] Amdocs or ACMS or any of their respective Affiliates. All of the fees and expenses of the [**] will be paid by the BCH Companies, as to [**] thereof, and by ACMS, as [**] thereof. ACMS will provide reasonable access and cooperation to the [**] during the [**] at ACMS's cost and expense and shall have reasonable opportunities to provide submissions to the [**] with respect to the Services.

          (ii) In conducting the [**], the [**] will obtain and examine information relating to [**] the performance of Services similar in scope, nature, complexity, volume and type, and having service levels similar to those provided with respect to the Billing Operations Services and the Customer Care Operations Services, provided on an outsourced basis in Canada and the United States by a well managed information technology service provider. The [**] will also consider, as part of its examination the unique environment and conditions under which the Services are provided. The [**] will collect information concerning the outsourcing of services which are of a similar nature (including service level commitments), type and aggregate volume to the Billing Operations Services and the Customer Care Operations Services then being provided by ACMS hereunder from credible, well managed information technology service providers for the provision of services similar to such Services in order to establish meaningful [**].

          (iii) In reviewing the aggregate [**] will be entitled to make whatever equitable adjustments it determines to be necessary or desirable (e.g., adjustments to reflect differences in the cost of providing services [**]). Upon making such adjustments, the [**] for each of the [**] will be aggregated and then averaged to provide the [**] for the Base Fees. The results of the review conducted by the [**] shall be set out in a formal report to be delivered to Bell and ACMS no later than [**].

          (iv) ACMS shall be provided a period of [**] Business Days (or such longer period as may be agreed to by the Parties taking into account the nature of the findings) to review and respond to the findings of the [**] conducting the [**].

          (v) If ACMS disagrees with the findings of the [**], the dispute will be referred to internal dispute resolution pursuant to Section
               18.1 of the Agreement (but not pursuant to Section 18.2). If the Parties agree, as a result of such internal dispute resolution process, to make a change to the [**] then such change will be reflected in the [**] and the findings of the [**] will be amended to reflect any changes agreed to by Bell and ACMS.

          (vi) The [**] shall then be employed to [**] in accordance with the 2007 Amending Agreement.

3.3  [Intentionally Deleted]

4.   COMPENSATION FOR EXCEEDING ENVELOPE PARAMETERS (SCOPE OF SERVICES)

4.1  ENVELOPE PARAMETERS.

     Subject to the provisions of this Exhibit B and the 2007 Amending Agreement, the Base Fees will be in effect, along with all other terms and conditions of the Agreement, for the entire duration of the Agreement, for the services and quantifiers of the Envelope Parameters, as described in Exhibit A. In the event of a net increase in the cost incurred by ACMS in providing the Services to any of the BCH Companies, caused as a result of a Deviation (as defined in Exhibit A) in the Envelope Parameters, [**] ("MATERIAL COST INCREASE"), the Parties [**] an appropriate remedial measures or a compensation mechanism reflective of such Deviation, to be promptly paid by the BCH Companies to ACMS for any such increase in cost. This procedure shall be undertaken [**].

5.   [INTENTIONALLY DELETED]

6.   [INTENTIONALLY DELETED]

7.   ADJUSTMENT OF RATES .

     Unless otherwise agreed by the Parties, the time and material rates shall be subject to indexation based on the index of [**] as published by the Bureau of Labour Statistics, U.S. Department of Labour, in accordance with
     Section 22.6 of the Master License and Services Agreement.

8.   TIME AND MATERIALS RATES

     The following provisions will apply to Projects:

8.1  HOURLY RATES FOR NON-ENSEMBLE SYSTEMS PROJECTS.

     For Development Support Services, other than those performed with respect to Ensemble or IAF Systems or included in the Base Fees (if any), the rate to be charged to the BCH Companies for Services provided by ACMS is CA$[**] per hour. All Development

     Work and related services (other than Development Support Services for Legacy Systems), including Development Work which is funded hereunder (if any), will be performed under the Master License and Services Agreement

8.2  SUBCONTRACTORS' HR FEES

     In the event that ACMS employs independent contractors or subcontractors for [**] Operations, the fees of such external resources will be determined based on [**].

8.3  OTHER FEES AND EXPENSES

     8.3.1 Per-diem and Travel Expenses.

          ACMS will be reimbursed by the BCH Companies for travel and per diem expenses of ACMS personnel who are required to travel out of their daily, regular place of work, in order to provide Services to the BCH Companies.

          -    Airfare:

TRIP DEFINITION                   FEES (CA$)
---------------                   ----------
Round-trip travel within Canada      [**]

     For round-trip travel to/from other locations, airfare will be reimbursed to ACMS on the basis of [**].

     All air fare rates are based on economy class fares.

          -    Hotel/ground transportation and per diem:

          CA$[**] per day.

     8.3.2 Cost of Notifications/Notifiers.

          The parties agree that ACMS shall charge the BCH Companies at ACMS's actual cost and expense for the performance of the Services respecting the issuance of notifications to customers of the BCH Companies. For greater certainty, the Base Fees shall not apply to such Services.

9.   [INTENTIONALLY DELETED]

10.  [INTENTIONALLY DELETED]

                                     ANNEX 1
                             [INTENTIONALLY DELETED]

                                     ANNEX 2
                             [INTENTIONALLY DELETED]

                                     ANNEX 3
                             [INTENTIONALLY DELETED]

                                     ANNEX A

          PRINT AND MAIL SERVICES AND PERMITTED PRINT AND MAIL VENDORS

                 LIST OF LOB AND APPLICATIONS BY VENDOR ACTIVITY

                                                                                                          AMDOCS   AMDOCS
               [**]    [**]        [**]        [**]   [**]    [**]   [**]    [**]   [**]    [**]   [**]    [**]     [**]
APPLICATIONS   PRINT   MAIL   CD/PRINT/MAIL   PRINT   MAIL   PRINT   MAIL   PRINT   MAIL   PRINT   MAIL    PRINT    MAIL
------------   -----   ----   -------------   -----   ----   -----   ----   -----   ----   -----   ----   ------   ------
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]                                           [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]                                                                                                                [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]                                                                                        [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]                                                                         [**]   [**]
[**]            [**]   [**]                                   [**]   [**]                                  [**]     [**]
[**]            [**]   [**]                                   [**]   [**]
[**]                                           [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]                                           [**]
[**]                                                                                                       [**]     [**]
[**]            [**]   [**]                                   [**]   [**]
[**]                                                                                                       [**]
[**]            [**]   [**]                                   [**]   [**]                                           [**]
[**]            [**]   [**]                                   [**]   [**]                                           [**]

[**]

MISCELANEOUS   [**]    [**]        [**]        [**]   [**]    [**]   [**]    [**]   [**]    [**]   [**]   [**]    [**]
   REPORTS     PRINT   MAIL   CD/PRINT/MAIL   PRINT   MAIL   PRINT   MAIL   PRINT   MAIL   PRINT   MAIL   PRINT   MAIL
------------   -----   ----   -------------   -----   ----   -----   ----   -----   ----   -----   ----   -----   ----
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]

[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]
[**]            [**]   [**]                                   [**]   [**]


CD
PRODUCTION &
 MAIL/PAPER
 PRODUCTION
   & MAIL
------------
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]
[**]                               [**]

[**]

                                     ANNEX B

                      INDIA MIGRATION TERMS AND CONDITIONS

                                                                           FINAL

                              ACMS AND BELL CANADA

                  ANNEX B: INDIA MIGRATION TERMS AND CONDITIONS

                             DATED: OCTOBER 5, 2006

ITEM                          DESCRIPTION
----                          -----------
SECTION 1                     1.1 Definitions. In this Annex B, the following
DEFINITIONS                   terms will have the following meanings:

                              "BCE AUDIT GROUP" means the internal audit group within BCE Inc., the parent company of Bell, and BCE Inc.'s external auditors;

                              "BCE CORPORATE SECURITY POLICIES" means the corporate security policies and procedures of Bell and BCE Inc. that have been made available to ACMS, as such policies and procedures may be modified from time to time upon notice from Bell to ACMS, in accordance with Section 23.4 of the FARMOSA;

                              "BELL COMPETITOR" means the following entities:
                              [**];

                              "CONSENTS" means all consents, authorizations, orders, approvals, visas, registrations, licenses, permits, notices, filings, and similar permissions, agreements, acts or notices, in respect of any Legislation or Governmental
                              Authority required for the performance of the Off-Shored Services in India;

                              "CUSTOMER" means any person using or acquiring a product or service provided, directly or indirectly, by Bell or any of its Affiliates;

                              "CUSTOMER INFORMATION" has the meaning set out in
                              Section 7.2 of this Annex B;

                              "FRAMEWORK PLAN" has the meaning set out in
                              Section 2.4.1 of this Annex B.

                              "GOVERNMENTAL AUTHORITIES" includes any federal, provincial, territorial, state, municipal, local, or other governmental, regulatory, judicial or administrative department, authority, body or agency, domestic, international or foreign, having jurisdiction over the delivery of the Off-Shored
                              Services;

                              "KEY OPERATIONAL PERSONNEL" has the meaning set out in Section 2.3.1 of this Annex B;

                              "KEY PERSONNEL" has the meaning set out in Section
                              2.3.1 of this Annex B;

                              "KEY TRANSITION PERSONNEL" has the meaning set out in Section 2.3.1 of this Annex B;

                              "LEGISLATION" means all applicable laws, statutes, decrees, directives, legislative enactments, orders, ordinances, regulations, guidelines, rules, licenses, approvals, policies, procedures, permits (including import permits), bylaws, building codes, any applicable industry code, policy or standard enforceable by law, other binding restrictions and other instruments or requirements of or issued by each Governmental
                              Authority having jurisdiction or otherwise duly enacted, and the common law and the laws of equity as applicable to the Parties from time to time, including environmental legislation, tax legislation, health and safety legislation, privacy legislation, laws related to debt collection and employment legislation, and
                              "PRIVACY LEGISLATION" includes without limitation the Personal Information Protection and Electronic
                              Documents Act (Canada) ("PIPEDA"), applicable provincial privacy legislation, the CRTC restrictions on disclosure of confidential customer information, including for avoidance of doubt the provisions of any law applicable to the delivery of the Off-Shored Services at the Site such as, without limitation, the Information
                              Technology Act (India), or provisions relating to privacy or data protection under Indian law, and shall also include any self-regulatory regime or guideline or framework for privacy or data protection that may be adopted or has been adopted or issued by NASSCOM, if determined commercially practical by ACMS. Further, reference to Legislation herein shall include reference to any amendment made thereto from time to time;

                              "NASSCOM" means India's National Association of
                              Software and Service Companies;

                              "OFF-SHORED SERVICES" means the Services to be performed by ACMS for Bell and its Affiliates from the Site, as set out in the Framework Plan;

                              "PERSONAL INFORMATION" has the meaning set out in
                              Section 7.2 of this Annex B;

                              "PRIVACY COORDINATOR" has the meaning set out in
                              Section 3.2 of this Annex B;

                              "REPRESENTATIVE" means any personnel providing the Off-Shored Services;

                              "REQUEST" has the meaning set out in Section 8.2.5 of this Annex B;

                              "SECURITY COORDINATOR" has the meaning set out in
                              Section 3.1 of this Annex B;

                              "SITE" means ACMS's or its Affiliate's premises in Pune, India located, as of the date of execution of this Agreement, at the following address: Cyber
                              City Tower 6, Magarpatta City, Hadapsar, Pune, 411
                              028, Maharashtra;

                              "PHASE TRANSITION PLAN" has the meaning set out in
                              Section 2.4.1 of this Annex B; and

                              "TRANSITION MANAGER" has the meaning set out in
                              Section 2.4.2 of this Annex B.

SECTION 2                     2.1 Off-Shored Services. ACMS shall perform the
SCOPE Off-Shored Services from the Site in accordance with the terms and conditions of this Agreement and the FARMOSA (as the terms of the FARMOSA are amended by this Agreement).

                                   2.1.1 ACMS agrees that, at all times during the Term, at least [**]% of the Services shall be performed [**] measured on the basis of [**]. ACMS shall [**] on the anniversary date of this Annex B compliance with the foregoing agreement by delivering to Bell a certificate of compliance executed by a senior officer of Amdocs Limited. ACMS agrees that it shall be reasonable for Bell to request that the contents of this certificate and compliance with the foregoing provision be audited, [**], at no additional cost or expense to Bell. The auditor shall be selected and engaged by ACMS but must be one of [**]. The auditor shall verify the accuracy of the certificate, but shall not be permitted to disclose to Bell [**] upon which the certification is based.

                                   2.1.2 The Services include the Off-Shored
                                   Services and shall be deemed to include all services, functions and responsibilities required to perform the Off-Shored Services from India.

                                   2.1.3 During the Term, all Representatives at the project manager level or higher performing the Off-Shored Services shall

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                                   be [**] and for avoidance of doubt shall
                                   [**].

                                   2.1.4 The portions of the Site used to
                                   provide the Off-Shored Services shall at all times be [**] to the provision of the Off-Shored Services [**] from the portions of the Site used to provide services to any other persons. ACMS shall use appropriate physical access controls to prevent the removal of any BCH Company Data from the portions of the Site used to provide the Off-Shored Services.

                                   2.1.5 Amdocs Limited will, directly or
                                   indirectly, [**] the Affiliate providing the Off-Shored Services and may [**] in connection with the Off-Shored Services without first obtaining Bell's consent, which may be [**] in accordance with Section 27.2a of the FARMOSA.

                                   2.1.6 ACMS shall be permitted to change the Site or add additional Sites from time to time, provided that: (i) the Sites are at all times located in India; (ii) ACMS provides prior written notice to Bell of any such change; (iii) the changed Site meets all requirements related to security and privacy set forth in the FARMOSA and this Agreement and Bell is permitted to validate (through information requests and physical site visits) that such requirements are satisfied and has the right to [**] relating to the transition of any Services to a new Site; and
                                   (iv) the implementation of such re-location is [**]. The parties agree that any migration plan related to a Site move or addition that is within [**]of the original Site and which is staffed primarily by personnel from the original Site may be abbreviated and will relate primarily to the satisfaction of security and privacy requirements.

                              2.2 Consents. ACMS shall be responsible at its cost to obtain and maintain all Consents, including for certainty all Consents required from Governmental Authorities in India, necessary for ACMS to implement the India Migration, perform the Off-Shored Services and provide any termination assistance services to be performed under this Agreement or the FARMOSA. ACMS will immediately notify Bell of: (i) [**], and (ii) [**] ACMS's ability to perform the Off-Shored Services in accordance with the terms of this Agreement and the FARMOSA.

                              2.3 ACMS Key Personnel and Representatives.
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                                   2.3.1 ACMS Key Personnel. The Parties shall
                                   name on a separate signed document the
                                   persons whom they agree are key to the
                                   successful implementation of the India
                                   Migration (together with the Transition
                                   Manager, the "KEY TRANSITION PERSONNEL"). In
                                   addition to the Key Transition Personnel,
                                   ACMS shall designate as key personnel no less
                                   than [**] persons with primary supervisory
                                   responsibility for ongoing operations
                                   (together with the Security Coordinator and
                                   the Privacy Coordinator, the "KEY OPERATIONAL
                                   PERSONNEL", and together with the Key
                                   Transition Personnel, the "KEY PERSONNEL").
                                   All Key Personnel shall be [**] of Services
                                   to Bell. ACMS agrees that prior to the annual
                                   performance review of each Key Operational
                                   Personnel, ACMS will seek the input of Bell
                                   regarding Bell's assessment of the
                                   performance of the Key Operational Personnel
                                   during the previous year. ACMS shall take
                                   Bell's input into account when determining
                                   its overall performance assessment for the
                                   Key Operational Personnel. ACMS shall provide
                                   Bell with the resume of any person who ACMS
                                   proposes as a replacement for any Key
                                   Operational Personnel. Such resume must
                                   reflect a [**] and experience profile to that
                                   of the Key Operational Personnel whom they
                                   would replace.

                                   2.3.2 Reassignment of Key Personnel. ACMS agrees that, without Bell's prior written consent, no Key Personnel shall be reassigned by ACMS, during the transition, ramp-up and normalization period set out in the Transition Plan or for a period of [**] days thereafter (the "TRANSITION END DATE"), except where such Key Personnel request reassignment [**], ACMS has [**] such reassignment until after the Transition End
                                   Date and ACMS has replaced such Key Personnel with a person [**] and experience profile acceptable to Bell, acting reasonably.

                                   2.3.3 Non-Compete for Key Personnel. ACMS shall ensure that Key Personnel shall not during the Term (prior to any permitted reassignment of such Key Personnel) be used to provide services to [**].

                              2.4 Transition Plan and Off-Shored Services

                                   2.4.1 Transition Plan. Attached hereto as
                                   Attachment A is the framework transition plan
                                   (the "FRAMEWORK PLAN") for the India
                                   Migration, which includes amongst other
                                   things, for each phase of the migration, the
                                   activities, functions and services to be
                                   migrated during that phase. Except as may be
                                   otherwise agreed to by the
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                                   parties in writing, no activities, functions
                                   or services may be migrated except for those
                                   specifically identified in the Framework Plan
                                   [**] in respect of the India Migration. No
                                   later than [**] days prior to the scheduled
                                   start date of each phase, ACMS shall deliver
                                   to Bell the detailed transition plan for such
                                   phase which plan shall include the
                                   "Transition Criteria" deliverables prescribed
                                   in Section 4 of the Framework Plan (e.g. the
                                   applicable resource plan, documentation and
                                   job aids, training strategy and metrics,
                                   deployment normalization strategy and
                                   metrics, status reports/issues logs and
                                   weekly metrics tracking and communication
                                   plan) (each a "PHASE TRANSITION PLAN"). The
                                   Transition Criteria deliverables of each
                                   Phase Transition Plan shall be subject to
                                   [**] (in accordance with Section 4 of the
                                   Framework Plan) between Bell and ACMS, prior
                                   to proceeding with the implementation of the
                                   Phase Transition Plan. The content,
                                   comprehensiveness and quality of the
                                   Transition Criteria deliverables shall meet
                                   or exceed the standard set by the
                                   documentation provided in connection with
                                   [**], taking into account reasonable
                                   adjustments for the fact that certain
                                   functions being migrated as part of the India
                                   Migration have not previously been migrated,
                                   except as otherwise specifically provided for
                                   in the Framework Plan and any "Feedback"
                                   provided by Bell shall be sufficiently
                                   detailed to allow ACMS to take action to
                                   remedy the deficiencies and shall be given
                                   within the time periods prescribed by the
                                   Framework Plan for each Transition Criteria
                                   deliverable. If any deficiencies in any
                                   Transition Criteria deliverables are
                                   identified by Bell in accordance with the
                                   "Feedback" requirements of the Framework
                                   Plan, ACMS shall remedy such deficiencies.
                                   Once such deficiencies have been remedied,
                                   ACMS shall provide Bell with the relevant
                                   revised Transition Criteria deliverables, and
                                   the same procedure set out in Section 4 of
                                   the Framework Plan shall be followed
                                   (including the relevant timeframes) until the
                                   requirements of Section 4 of the Framework
                                   Plan have been satisfied. If Bell does not
                                   provide any "Feedback" within the timeframes
                                   set out in the Framework Plan, Bell shall be
                                   deemed to have agreed that there are [**] in
                                   the relevant Transition Criteria
                                   deliverables. Bell shall not use the [**] its
                                   approval to migrate the applicable activity,
                                   function or service in accordance with the
                                   Framework Plan nor shall ACMS shall use the
                                   [**] the scope of the activities, functions
                                   or services to be migrated. Any changes to
                                   the Framework Plan (excluding changes to the
                                   schedule permitted by the Framework Plan) or
                                   any finalized Phase Transition Plan, [**].
                                   The Parties shall perform their respective
                                   roles and responsibilities set out in the
                                   Framework Plan and in each Phase Transition
                                   Plan in a manner that ensures a
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                                   smooth, seamless and uninterrupted transition
                                   to India.

                                   2.4.2 Transition Manager. The Parties shall designate an individual as the transition's project manager (the "TRANSITION MANAGER").
                                   All aspects of ACMS's implementation of the Off-Shored Services will be managed by the Transition Manager in accordance with the Framework Plan and each Phase Transition
                                   Plan, as applicable. The Transition Manager will be the focal point for communications to Bell and ACMS's project teams and be responsible for resolving any implementation and other issues arising during transition.

                                   2.4.3 Costs of Transition. Each Party will bear [**] costs incurred in the implementation of the India Migration, provided ACMS shall bear [**] costs arising in connection with the implementation.

                                   2.4.4 Transition Completion. In respect of
                                   each phase of the India Migration, ACMS shall
                                   be permitted to [**] process when, in
                                   accordance with Section 4 of the Framework
                                   Plan: (a) ACMS has provided Bell with
                                   documentation evidencing that the applicable
                                   "Measured Parameters" have been satisfied and
                                   (b) Bell has had a reasonable opportunity to
                                   verify that the applicable Measured
                                   Parameters have been satisfied, in accordance
                                   with Section 4 of the Framework Plan. In any
                                   circumstances where Bell, having had such a
                                   reasonable opportunity to verify that the
                                   applicable Measured Parameters have been
                                   satisfied, does not concur, Bell shall
                                   provide ACMS with notice in writing stating
                                   the specific deficiencies which must be
                                   remedied in sufficient detail that ACMS may
                                   take action to remedy the deficiencies. Once
                                   the deficiencies have been remedied, ACMS
                                   shall again provide notice to Bell that the
                                   applicable Measured Parameters have been
                                   satisfied and a similar procedure shall be
                                   followed until Bell has verified that the
                                   Measured Parameters have been satisfied. If
                                   Bell does not provide a [**] in accordance
                                   with [**] of the Framework Plan within the
                                   [**] identifying [**] in ACMS' satisfaction
                                   of the Measured Parameters, Bell shall [**]
                                   that the Measured Parameters have been
                                   satisfied.
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                                   2.4.5 Service Levels. During the transition
                                   period, ACMS shall ensure that (i) there [**]
                                   to the Service Levels (as amended by the
                                   Agreement and Annex D) as a result of the
                                   India Migration, and; (ii) all [**] to
                                   achieve, track, measure and report all
                                   current Service Levels commencing upon a
                                   cut-over date.

                                   2.4.6 Conflict. In the event of any conflict or inconsistency between the terms and conditions of this Annex B and the terms and conditions of the Framework Plan or any Phase
                                   Transition Plan, the terms and conditions of this Annex B shall prevail.

                              2.5 BCP. As part of each Phase Transition Plan,
                              ACMS shall provide Bell with a specific business continuity plan describing the business continuity measures that AMCS will have in place for the Services being migrated as part of that phase, the standard of which shall meet or exceed the standards in effect as of the date of execution of this Agreement. ACMS shall test the business continuity plans for the Off-Shored Services at least [**] during the Term. ACMS will share the results of such test with Bell, and promptly correct any deficiencies revealed by such test.
                              ACMS agrees that it shall be reasonable for Bell to audit ACMS's business continuity plans and procedures [**] thereafter at no additional [**].

SECTION 3                     3.1 Security Compliance Coordinator. ACMS will
GOVERNANCE                    designate by a separate signed writing a person or
                              persons to act as its security compliance
                              coordinator(s) to Bell (the "SECURITY
                              COORDINATOR"). The Security Coordinator shall be
                              the focal point for all Bell requests for
                              assistance and information in respect of any of
                              ACMS's obligations with respect to its security
                              obligations at the Site, and be in the role of the
                              person responsible on a day to day basis for
                              security in respect of the Off-Shored Services.
                              The Security Coordinator shall: be a specialist in
                              information technology and information systems
                              security, have knowledge of BCE Corporate Security
                              Policies, applicable Legislation including Privacy
                              Legislation; have experience working with an
                              overall security program including in respect of
                              people, processes, monitoring and escalation; have
                              experience in document management, writing
                              standard operating procedures, training and risk
                              management controls; be able to think
                              strategically and plan transition activities with
                              Bell; and shall have accountability to ensure
                              compliance by Key Personnel and Representatives of
                              ACMS' security obligations hereunder. All
                              communications or issues relating to information
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                              technology or information systems security shall
                              be made through the Security Coordinator. The
                              Security Coordinator shall report promptly any
                              information technology or information systems
                              security issues, incidents, breaches and concerns
                              to Bell, and provide all necessary assistance to
                              the BCE Audit Group representatives in respect of
                              any audit being conducted pursuant to Section 5
                              below.

                              3.2 Privacy Coordinator. ACMS will designate by a separate signed writing a person or persons to act as its privacy coordinator(s) to Bell (the
                              "PRIVACY COORDINATOR"). The Privacy Coordinator shall be the focal point for all Bell requests for assistance and information in respect of any of ACMS's obligations with respect to handling of Customer Information and Personal Information. The
                              Privacy Coordinator shall: be a specialist in privacy and the handling of Personal Information;
                              have knowledge of the Bell Privacy Policy, applicable Legislation including Privacy
                              Legislation; have experience working with an overall privacy program including in respect of people, processes, monitoring and escalation; have experience in document management, writing standard operating procedures, training and risk management controls; be able to think strategically and plan transition activities with Bell; and shall have accountability to ensure compliance by Key Personnel and Representatives with ACMS' privacy obligations hereunder. All communications or issues relating to privacy, handling and disclosure of Customer Information and Personal Information shall be made through the Privacy Coordinator. The Privacy Coordinator shall report promptly any privacy issues, incidents, breaches and concerns to Bell, and provide all necessary assistance to the BCE Audit Group representatives in respect of any audit being conducted pursuant to Section 5 below.

SECTION 4                     4.1 ACMS represents, warrants and covenants to
REPRESENTATIONS, WARRANTIES   Bell as follows at all times during the Term that,
AND COVENANTS                 and acknowledges that Bell is relying on the
                              following representations, warranties and
                              covenants in entering into this Agreement:

                                   4.1.1 ACMS's technology and tools utilized in providing the Off-Shored Services, and the Off-Shored Services themselves and the use thereof by Bell, shall not violate or in any way infringe upon the Intellectual Property
                                   Rights of any person;

                                   4.1.2 ACMS possesses the knowledge, skill and
                                   experience necessary for the provision and
                                   completion of the Off-Shored
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                                   Services in accordance with the terms of this
                                   Annex B;

                                   4.1.3 Prior to the performance of any
                                   Off-Shored Services, ACMS will have secured and paid for, and be in good standing with respect to, all material Consents;

                                   4.1.4 ACMS, its Key Personnel and its
                                   Representatives shall comply with all
                                   applicable Legislation of any Governmental
                                   Authorities having jurisdiction over the
                                   Off-Shored Services or any part thereof;

                                   4.1.5 ACMS shall observe commercially
                                   reasonable employment practices aimed at reducing staff turnover and increasing employee retention;

                                   4.1.6 To the best of ACMS' knowledge, after making all due inquiries, no Legislation or agreements with third parties prohibit ACMS from complying with this Agreement or impose any restriction on ACMS's ability to provide the Off-Shored Services to Bell;

                                   4.1.7 ACMS shall forthwith notify Bell in writing in the event that [**] generated by ACMS from the [**] comprise more than [**] generated by Amdocs Limited and its Affiliates from continuing operations in
                                   India; and

                                   4.1.8 As of the execution of this Agreement, there have been no material security breaches or unauthorized accesses leading to wrongful disclosure of Confidential Information of a customer of ACMS or its Affiliates at any of the facilities operated by ACMS or its Affiliates in India.

SECTION 5                     Section 23.1 of the FARMOSA is hereby deleted in
SECURITY AUDITS               its entirety and replaced with the following:

                              "Notwithstanding any other provision of this
                              Agreement, the BCH Companies (which for the
                              purpose of this Section 23.1, includes the BCE
                              Audit Group and any other representatives acting
                              on behalf of the BCH Companies, provided that such
                              person is not a competitor of ACMS) shall have the
                              right, upon ten (10) days prior written notice to
                              ACMS (unless in the event of an emergency, in
                              which case the BCH Companies corporate security
                              personnel shall have the right, (a) upon
                              twenty-four (24) hours prior written notice to
                              ACMS, or (b) in the case of intentional
                              wrongdoing, upon such prior written
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                              and/or telephone notice to ACMS as is reasonably
                              possible under the circumstances) but without
                              disrupting ACMS's operations, and subject to
                              ACMS's reasonable access security requirements (as
                              the case may be), to make visits, during normal
                              business hours (except in the event of emergency
                              situations as described above), to any of ACMS's
                              premises (including the Site) to inspect such
                              premises, the Services being performed, and the
                              equipment, security procedures and safeguards, and
                              materials used by ACMS in performing the Services
                              solely to review and audit the security measures
                              and privacy safeguards respecting the Services,
                              the BCH Company Data and/or the Database. If
                              deficiencies are identified by the BCH Companies
                              or the performance is not in compliance with this
                              Agreement, ACMS shall promptly take such action as
                              may be necessary or desirable to bring the
                              performance into compliance, all at ACMS's
                              expense. At the BCH Companies' reasonable request,
                              reasonable assistance shall be provided by ACMS in
                              identifying, tracking and closing security
                              exposures. ACMS's obligations set forth in the
                              Agreement shall not be compromised or otherwise
                              diminished regardless of the action or non-action
                              of the BCH Companies with respect to the aforesaid
                              right of the BCH Companies to visit ACMS's
                              premises. The BCH Companies will allow access at
                              all times to its facilities on ACMS's premises for
                              the purposes of installation and maintenance of
                              ACMS's interfacing facilities."

SECTION 6                     6.1 Amendments to the FARMOSA. The following
ACCESS AND SECURITY           amendments are hereby made to the FARMOSA:

                                   6.1.1 Section 23.4 of the FARMOSA is hereby deleted in its entirety and replaced with the following:

                              "ACMS shall comply with and shall ensure that its
                              employees, subcontractors, agents and other
                              representatives comply with: (i) the BCE Corporate
                              Security Policies, (ii) Exhibit K (including the
                              access and security requirements of Annex B to the
                              Agreement Amending the FARMOSA and MLSA, dated
                              October 5, 2006), (iii) as of [**], the security
                              policies, procedures, standards and safeguards
                              prescribed by the [**], and (iv) ACMS's and its
                              Affiliates' internal security policies,
                              procedures, standards and safeguards (the "ACMS
                              SECURITY POLICIES"); subject to contracts with
                              subcontractors in effect prior to the Effective
                              Date and which were transferred to ACMS by the BCH
                              Companies, or from which ACMS benefits, in
                              accordance with this Agreement. To the extent of
                              any conflict or inconsistency between any of (i)
                              through (iv), ACMS shall ensure compliance with
                              the policy, procedure, standard
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                              or safeguard that provides the highest level of
                              protection. ACMS shall, from time to time at
                              Bell's request, provide to Bell copies of ACMS's
                              Security Policies and any other policies,
                              procedures or reports that evidence ACMS's
                              compliance with the [**], including evidence of
                              certification by an accredited organization; and
                              shall annually provide Bell with a senior
                              officer's certificate certifying compliance with
                              this Section 23.4. ACMS's and its employees',
                              subcontractors', agents' and other
                              representatives' compliance with Exhibit K
                              (including the access and security requirements of
                              Annex B to the Agreement Amending the FARMOSA and
                              MLSA, dated October 5, 2006), [**] and the ACMS
                              Security Policies shall be at ACMS's [**]. Bell
                              shall be responsible for ACMS's [**] of compliance
                              with the BCE Corporate Security Policies where:
                              (i) such compliance is not also within the scope
                              of the obligation hereunder to comply with any of
                              Exhibit K (including the access and security
                              requirements of Annex B to the Agreement Amending
                              the FARMOSA and MLSA, dated October 5, 2006), [**]
                              or the ACMS Security Policies and (ii) ACMS has
                              notified Bell [**] of such compliance through the
                              Change Order Process and Bell has approved [**]
                              (Where ACMS has notified Bell of [**] such
                              compliance through the Change Order Process, ACMS'
                              compliance shall be subject to receipt of Bell's
                              approval [**].) ACMS shall be responsible for the
                              [**] of compliance with the BCE Corporate Security
                              Policies where: (i) such compliance is within the
                              scope of the obligation hereunder to comply any of
                              Exhibit K (including the access and security
                              requirements of Annex B to the Agreement Amending
                              the FARMOSA and MLSA, dated October 5, 2006), [**]
                              or the ACMS Security Policies or (ii) ACMS has
                              failed to notify Bell of [**] of such compliance
                              through the Change Order Process and obtain Bell's
                              approval thereto. ACMS may request the BCH
                              Companies' consent to vary from the BCE Corporate
                              Security Policies as may be reasonably required,
                              which consent may be unreasonably withheld. The
                              BCH Companies will follow and shall ensure that
                              their employees, subcontractors, agents or other
                              representatives follow ACMS's security policy
                              whenever visiting ACMS's operations."

                                   6.1.2 Sections 3.4(a) and 3.5(b) of Exhibit K to the FARMOSA are hereby, as of the date of execution of this Agreement, superseded by the amendments to Section 23.4 of the FARMOSA set forth above.

                                   6.1.3 Section 3.4(c) of Exhibit K to the
                                   FARMOSA is hereby deleted and replaced with
                                   the following: "subject to compliance with
                                   Legislation, perform background checks on all
                                   new
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                                   personnel hired to perform the Services.
                                   Without limiting the generality of the
                                   foregoing, this includes criminal history,
                                   education, credit history, employment history
                                   (last 3 positions or last 5 years if with
                                   same employer), drug screen, references and
                                   academic and educational background.
                                   Personnel performing Services will not
                                   include any person with a positive drug test
                                   or felony conviction and to the extend
                                   permitted by law, ACMS shall forthright
                                   remove any personnel providing Services with
                                   a positive drug test or felony conviction";

                                   6.1.4 the following is added as a new Section
                                   3.4(d)(iii) to Exhibit K to the FARMOSA: "and ensuring access is limited to those individuals who clearly require access in order to provide the Services, and that such individuals have access only to Bell
                                   Confidential Information that they clearly require in order to provide the Services";

                                   6.1.5 the reference to "Exhibit K" in Section
                                   23.3b(vi) is hereby deemed to include Section
                                   23.4 of the FARMOSA as amended hereby; and

                                   6.1.6 Section 23.3a of the FARMOSA is hereby amended such that the proposed annual Audit
                                   Plan for a year shall initially be provided to ACMS by December 31 of the immediately preceding year.

                              6.2 Adherence. In the event NASSCOM develops or adopts a self-regulatory regime for privacy and/or data protection, then ACMS will adhere to such regime in respect of the Services rendered to Bell from the Site, [**] to Bell, if ACMS determines that such adherence is commercially practical.

                              6.3 Notification. Subject to any applicable legal
                              restriction, ACMS will immediately notify Bell if
                              any Governmental Authority or other third party
                              notifies ACMS of its intention to access any BCH
                              Company Data, including any Customer Information
                              or Personal Information.
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                              6.4 Non-Disclosure Statements. Personnel of ACMS
                              or its Affiliates or subcontractors who have
                              access to any BCH Company Data, including any
                              Customer Information or Personal Information, will
                              sign short supplemental non-disclosure agreements
                              that specifically require maintaining the
                              confidentiality of BCH Company Data. ACMS shall
                              immediately take all steps to enforce its rights
                              under such non-disclosure agreements in the event
                              of any violation thereof that involves any BCH
                              Company Data.

                              6.5 Weapons. ACMS will ensure that Representatives will not carry weapons or ammunition onto the Site or use or carry weapons or ammunition while performing the Off-Shored Services or attending
                              Bell or ACMS or its Affiliates' sponsored activities in India. ACMS will ensure that all Representatives will comply with all postings or notices located at the Site regarding safety, security or weapons.

                              6.6 Bell Security Questionnaire. As part of Bell's assessment of ACMS's internal control structure, ACMS shall, without limitation, answer Bell's security questionnaires.

                              6.7 Notification. ACMS shall forthwith provide
                              Bell with notice of any security breach and will fully co-operate with Bell to correct same.

                              6.8 BCH Company Data. ACMS agrees to comply with the following at all times during the Term:

                                   6.8.1 all BCH Company Data, including all
                                   Customer Information and Personal Information shall at all times remain at ACMS's facilities in Canada, provided that
                                   Representatives shall be permitted to
                                   electronically access such data through a secure scrambled line and CITRIX;

                                   6.8.2 all user accounts with access to the production environment will be limited to Representatives with the proper job title and job description;

                                   6.8.3 an appropriate process will be
                                   maintained for obtaining (and documenting) management's authorization for the access provided to new Representatives;

                                   6.8.4 all Representatives are required to authenticate to the production network with a token card as used to authenticate ACMS's
                                   Canadian employees on the production network;

                                   6.8.5 during the process of terminating a
                                   Representative's employment a Clarify ticket
                                   will be opened to revoke all access
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                                   for that Representative including the
                                   revocation of the secure token card;

                                   6.8.6 physical access to the Site will be controlled by magnetic key cards; and

                                   6.8.7 distribution of key cards with access to the Site will be limited to Representatives with the proper job title and job description.

SECTION 7                     7.1 Amendment to FARMOSA. Section 23.5 of the
PRIVACY FARMOSA is hereby, as of the date of execution of this Agreement, superseded by the provisions of this Section 7.

                              7.2 Use/Safeguarding of Confidential Information.
                              ACMS agrees that, in the course of performing the Services including any termination assistance services under this Agreement, ACMS may collect, use and/or receive information pertaining to Customers ("CUSTOMER INFORMATION") that can be linked to identifiable individuals ("PERSONAL
                              INFORMATION") including without limitation names, addresses, telephone numbers, transactional history, account numbers, social insurance numbers, any information or an opinion (including information or an opinion forming part of a database) and whether recorded in a material form or not, about or relating to an identifiable person, including an individual who can be identified directly or indirectly from the information or opinion, and includes all such information relating to Customers and other personal information as defined in applicable
                              Privacy Legislation. Bell will own all Customer
                              Information and Personal Information including any and all files, data and information including processed Bell or Customer files provided by ACMS to or accessed by Bell or any Customer derived therefrom or otherwise collected, used or received by ACMS, and all compilations thereof, in connection with or arising or resulting from the performance of the Services. All such data and Customer Information and Personal Information is
                              Bell Confidential Information, and except as otherwise expressly set out herein and without limiting AMCS' confidentiality obligations set out in this Section 7.2, ACMS shall not at any time and ACMS shall take reasonable measures to ensure that all personnel performing the Services shall not: (i) use or disclose same, in whole or in part other than in connection with providing the Services; (ii) sell, rent, lease, transfer, encumber, pledge, reproduce, publish, transmit, translate, modify, reverse engineer, compile or use same, in whole or part; or (iii) commercially exploit same on its own or any third party's behalf, in whole or in part. For avoidance of doubt, such Customer

                              Information and Personal Information shall be deemed to include debit and credit card data and any data prohibited from being transferred to third parties without express consumer consent to do so.

                              7.3 Privacy. Without limiting ACMS' obligations hereunder with respect to maintaining the confidentiality and security of Customer
                              Information and Personal Information, and notwithstanding anything to the contrary in the Agreement or the FARMOSA, ACMS agrees to the following:

                                   7.3.1 ACMS will receive, collect, use, store, process, record, disclose, dispose, manage and otherwise handle Customer Information and Personal Information solely for the purpose of providing the Services (and for no other purpose) in compliance with applicable
                                   Privacy Legislation and the terms set out in Bell's Code of Fair Information Practices and
                                   Bell's Privacy Policy attached hereto as Attachment C, and any modifications to such code and such policy that may be brought from time to time upon notification by Bell of such modification;

                                   7.3.2 ACMS will promptly revise any Customer
                                   Information or Personal Information if so directed by Bell;

                                   7.3.3 ACMS will assist Bell and each Customer to comply with all applicable Privacy
                                   Legislation applicable to its business
                                   relative to the actual Customer Information or Personal Information that ACMS comes into contact with, which assistance will include complying with all reasonable written directions and policies issued by Bell and such Customer from time to time of which ACMS has notice with respect to the receipt, collection, use, storage, processing, recording, disclosure, disposal, management or other handling of Customer Information or Personal Information, and assisting Bell in identifying issues related to security that impact Bell's obligations under applicable
                                   Privacy Legislation;

                                   7.3.4 ACMS will provide prompt assistance to Bell in responding to any Customer requests for access to Personal Information or to any Customer complaints or investigations by privacy authorities;

                                   7.3.5 ACMS shall not, except as required by applicable Legislation, respond to any
                                   Governmental Authority or individual

                                   for information or access to Customer
                                   Information or Personal Information except upon the instruction of Bell. To the extent permitted by Legislation (and ACMS shall keep
                                   Bell advised to the extent the following is not permitted under any Legislation), ACMS will notify Bell forthwith in order for Bell to notify the Customer of any subpoena, warrant, order, demand or request including any national security letter (a "REQUEST") made by a court, authority, or other person with power to issue or make such Request for the disclosure of Customer Information or Personal Information and will, to the maximum extent permitted by law, if specifically directed in writing by Bell, and at Bell's expense and cost, oppose, seek judicial review of, and appeal any such Request outside of Canada that requires any access, copying or disclosure of Customer Information or Personal Information to any person not expressly authorized hereunder; provided that if Bell or the relevant Customer is unable to direct ACMS due to Bell or Customer not being informed of the Request, then ACMS will take such action as is reasonable in the circumstances to oppose the Request, at Bell's cost and expense;

                                   7.3.6 ACMS will have written agreements with any personnel performing the Services who have any ability to access Customer
                                   Information or Personal Information requiring them to use Customer Information or Personal
                                   Information only as expressly permitted
                                   hereunder and prohibiting them from
                                   providing, disclosing or providing access thereto to any person not expressly authorized hereunder. ACMS will ensure that such personnel who violate such agreements are subject to disciplinary action, which may include dismissal;

                                   7.3.7 ACMS will implement and use appropriate audit and tracking processes (and provide information on such processes to Bell upon its request) to ensure that any access to Customer Information or Personal Information not authorized hereunder is identified and, immediately upon identification, disclosed to
                                   Bell in order that corrective measures can be taken;

                                   7.3.8 ACMS has provided Bell with a written summary of the business processes, technologies and physical security measures that ACMS has implemented at the Site and shall maintain at the Site during the Term, which is attached hereto as Attachment B;

                                   7.3.9 ACMS will ensure that all personnel having access to Customer Information or Personal Information receive appropriate instruction relating to access to and control of Customer Information and Personal
                                   Information, and are evaluated to ensure a substantial understanding of the material presented (instructional materials shall be approved by Bell); and

                                   7.3.10 ACMS shall keep such records and
                                   evidence of compliance as Bell may reasonably require to meet the obligations set out in Privacy Legislation, and permit the BCE Audit
                                   Group and Governmental Authorities to audit same upon request.

                                   7.3.11 Any costs incurred by ACMS in order to comply with any of the foregoing ACMS obligations in this Section 7.3 which arise as a result of or are attributable to the India Migration shall be borne exclusively by ACMS. Any costs incurred by ACMS to comply with any of the foregoing ACMS obligations in this Section 7.3 which arise as a result of ACMS being required to perform activities which are in addition to the Services that ACMS is required to perform under the FARMOSA will be dealt with as part of the Change
                                   Order Process.

SECTION 8                     8.1 Monitoring Rights. If ACMS is in material
MATERIAL BREACH               breach of any of its warranties, covenants or
                              obligations, or there is any material inaccuracy
                              in any representation made, under this Agreement
                              or the FARMOSA relating to compliance with Privacy
                              Legislation or to the security or confidentiality
                              of the BCH Company Data, Customer Information or
                              Personal Information in connection with the
                              Off-Shored Services, Bell may, at its sole
                              discretion, upon [**] written notice to ACMS,
                              exercise the right to "monitor" and place a team
                              of personnel or engage a third party to place a
                              team of personnel (the "MONITORING TEAM") at the
                              Site to monitor the provision of the Off-Shored
                              Services for the sole purpose of assisting Bell to
                              (i) identify and understand the root-cause of the
                              breach; (ii) satisfy itself whether ACMS has taken
                              and is taking appropriate steps to remedy, contain
                              and mitigate the adverse affects of such breach;
                              and (iii) satisfy itself that appropriate steps
                              have been taken to correct the root-cause of the
                              breach and to prevent further occurrences of the
                              circumstances giving rise to the breach. ACMS
                              shall consult with Bell and the Monitoring Team
                              with respect to the steps ACMS is taking and plans
                              to take to remedy, contain and mitigate the
                              effects of the breach and correct the root-cause
                              of the breach. In no event shall ACMS be relieved
                              of its Service Level obligations as a result of
                              Bell's exercise of its rights in this Section 8,
                              unless in the

                              actions of the Monitoring Team actually interfere with the performance of the Services.

                              8.2 Full Co-operation. ACMS shall, at [**] to
                              Bell, fully co-operate with Bell and the Monitoring Team in connection with the exercise of Bell's monitoring rights and shall provide all reasonable assistance to Bell and the Monitoring
                              Team while Bell is exercising its monitoring rights including:

                                   8.2.1 providing Bell and the Monitoring Team with a base of operations at the Site and access to the areas of the Site being used to provide the Services;

                                   8.2.2 making available to Bell and the
                                   Monitoring Team the personnel providing the Services and ensuring that such personnel co-operate fully with Bell and the Monitoring
                                   Team; and

                                   8.2.3 making available to Bell and the
                                   Monitoring Team all information,
                                   documentation and data as reasonably required in connection with the exercise of Bell's rights hereunder, including, but not limited to, the BCH Company Data.

                              Bell shall ensure that any third party service provider or any third party member of the Monitoring Team enters into a confidentiality agreement with ACMS that provides for appropriate protection of ACMS's Confidential Information, as provided for in Section 16.15 of the FARMOSA, and ACMS shall co-operate in this regard.

                              8.3 Specific Termination Right. If Bell has exercised its monitoring rights under this Section or has the right to exercise such rights due to a material breach or misrepresentation by ACMS that results in the unauthorized access to or release of BCH Company Data, Customer Information or
                              Personal Information (the "Private Information") and the root-cause of the unauthorized access to or release of such Private Information has not been corrected within [**] days of the identification thereof or within [**] days of the occurrence thereof where ACMS has failed to use commercially reasonable efforts to identify the root-cause, Bell shall, notwithstanding Section
                              21.2 of the FARMOSA, have the right to require
                              ACMS to [**] some or all of the [**] and require
                              ACMS [**] of the [**] permanently or until such time as the root-cause has been corrected to Bell's satisfaction without having to first comply with the [**] of the FARMOSA. For clarity, the termination for convenience charge in [**] of the FARMOSA, as amended by [**] of the body of this Agreement, shall not be applicable in the event of any such Bell requirement and the [**] shall not be increased.

                              8.4 No Limitation. Nothing in this Section shall limit any of Bell's other rights or remedies available under this Agreement, the FARMOSA or at law or in equity.

                              8.5 Notification of Customers. If Bell has exercised its monitoring rights under this Section or has the right to exercise such rights, due to unauthorized access to or the release of BCH
                              Company Data, Customer Information or Personal
                              Information (the "Privacy Problem") Bell shall, notwithstanding any provision of the FARMOSA or this Agreement to the contrary, have the right to notify its Customers via any means of communication (the "Privacy Problem Notice") of:
                              (i) the specifics of the Privacy Problem and how it affects such Customers; (ii) the measures Bell had taken to prevent the occurrence of the problem, including the contractual safeguards that Bell has implemented; (iii) the steps being taken to remedy the Privacy Problem; (iv) the current status of the Privacy Problem and whether it has been remedied; and (v) where the problem has been remedied, the steps taken to prevent its recurrence. ACMS shall provide any information required by Bell to produce such Privacy Problem
                              Notice. Bell shall notify ACMS prior to issuing such a Privacy Problem Notice and, to the extent reasonably feasible in the circumstances, provide
                              ACMS with an opportunity to comment thereon. A
                              Privacy Problem Notice may not state or indicate that ACMS (or any other Amdocs affiliate) [**].

                                  ATTACHMENT A

                                 FRAMEWORK PLAN

                         CAMPARI PROJECT -FRAMEWORK PLAN

                       OFFSHORE CANADA FUNCTIONS TO INDIA

(AMDOCS LOGO)

(C) 2006 Amdocs

This document contains proprietary and confidential information of Amdocs and shall not be reproduced or transferred to other documents, disclosed to others, or used for any purpose other than that for which it is furnished, without the prior written consent of Amdocs. It shall be returned to the respective Amdocs companies upon request.

The trademark and service marks of Amdocs, including the Amdocs mark and logo, are the exclusive property of Amdocs, and may not be used without permission. All other marks mentioned in this material are the property of their respective owners.

Document Information

Software Version: _________________________
Publication Date: _________________________
Catalog Number: ___________________________
Creation Date: ____________________________
Account/FOP: ______________________________
Author: ___________________________________
Editor: ___________________________________
Last Edit Date: ___________________________
File Name: ________________________________
Template: _________________________________

                                    CONTENTS

1 INTRODUCTION ............................................................    4

2 IMPLEMENTATION ..........................................................    5
  2.1 Off Shore Implementation Guidelines .................................    5
  2.2 Functions List ......................................................    6
  2.3 Consolidation in Canada .............................................   11
  2.4 Documentation .......................................................   11
  2.5 Training ............................................................   12
  2.6 Deployment ..........................................................   13
  2.7 Risk Avoidance and Mitigation .......................................   13
  2.8 Communication, Reporting & Governance ...............................   14
  2.9 Employee Retention ..................................................   14

3 PROJECT PHASED TIMELINE .................................................   15

4 DETAILED TRANSITION PLAN ................................................   16
  4.1 [**]-Oriented activities ([**]) .....................................   17
  4.2 [**]-Oriented activities ([**]) .....................................   20
  4.3 [**]-Oriented activities ............................................   21

5 BCP - BUSINESS CONTINUITY PLAN ..........................................   24

APPENDIX A:  METRICS SAMPLE ...............................................   25

APPENDIX B:  TRACKING SAMPLE ..............................................   26

APPENDIX C:  PROCESS DOCUMENTATION SAMPLE .................................   27

APPENDIX D:  TRAINING PLAN SAMPLE .........................................   28

APPENDIX E:  RUN BOOK SAMPLE ..............................................   29

APPENDIX F:  NETWORK DIAGRAM ..............................................   30

APPENDIX G:  APPLICATIONS LIST & NATURE OF DATA ...........................   31


                          Proprietary and Confidential Information of Amdocs   3

1    INTRODUCTION

Under the new Bell-ACMS agreement, ACMS will off shore portions of its operations currently being performed in Canada to its facility in India.

The off-shoring will be performed under the following guidelines:

- All [**] functions requiring a high level [**] Bell Canada and/or Bell Canada [**] will [**] at a level ensuring efficient and effective interactions. ACMS [**].

- [**]% of the workforce (used to provide Services included in the Base Fees) will be transitioned to India.

-    [**] functions will be centralized from Toronto into Montreal.

-    Data privacy and security will be protected as set forth in the agreement.

-    [**] will be maintained during and after the transition.

- Projected timeline: ACMS will be deploying this initiative with a [**] approach beginning immediately following reaching an agreement (assumed to be around September 1st, 2006).

All aspects necessary to ensure a successful transition to India will be planned for:

     -    Documentation, Training & Deployment principles for Knowledge Transfer

     -    Operation in a parallel environment during the transition

     -    Training and normalization periods

     -    Training and deployment metrics

     -    Plan for mitigation of risk

     -    Key employees retention for the transition and on-going

ACMS acknowledges the criticality and importance of the functions being off-shored, and the importance of their smooth function to the business of Bell Canada. As such, the off-shoring process will be visible to Bell Canada and reports will be provided regularly to assure its flawless progress.

The off-shoring project is, at this stage, sensitive and confidential, and as such is exposed only to the immediate team. A joint ACMS/Bell Canada decision should be made regarding the communication plan (dates and messages) that will mark the beginning of the process.

The following chapters describe the offshore process in detail.


                          Proprietary and Confidential Information of Amdocs   4

2    IMPLEMENTATION

This chapter describes the implementation principles of the plan:

     -    Functions moved to India.

     -    Consolidation in Canada.

     -    Documentation and Training & Deployment Principles.

     -    Operating in a parallel environment during the transition.

     -    Training and Normalization periods.

     -    Training and Deployment metrics.

     -    Communication, Reporting and Governance.

2.1  OFF SHORE IMPLEMENTATION GUIDELINES

     - [**]% of the workforce (used to provide Outsourcing Services [**]) will be transitioned to India.

     - The remaining [**]% of the staff in Montreal will provide BCP activities, as well as maintaining 24x7 support.

     - Existing audit process will be maintained during the transition and after successful off shoring.

     - SOX compliance will be maintained during the transition and after successful off shoring.

     -    [**] will remain in Canada.

     -    [**] accounts will be maintained from Canada.

     -    [**]) activities will remain in Canada.

     -    All media [**] will occur in Canada.

     - Where required, reengineering of processes will be completed and verified prior to movement to India.

     - India hired resources will possess good verbal and written English skills.

     - India resources will be highly educated, and will meet the required job profiles for which they will be hired.

     - Operations in India will occur, as required, during Canada business hours.

     - Metrics, Tracking, and Process documentation documents will be developed and tracked for Process Oriented activities (as described in Chapter 5 of this document).

     -    Paper flow between sites will be reduced to the minimum required.

     - Off-Shoring activities (execution and management) will not disrupt the regular production support activities.


5   Proprietary and Confidential Information of Amdocs

2.2  FUNCTIONS LIST

     The following functions will be moved to India / merged in Montreal. Every function marked with 'X' in 'MTL' column describes activity that will remain, partially or entirely, in Montreal. Every function marked with 'X' in 'IND' column describes activity that will be, partially or entirely, performed in India. Every function marked with 'X' in 'MERGE' column describes activity that will be consolidated from Toronto into Montreal.

[**] - DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS

                                         Detailed description of functions   Detailed description of the off-shoring
Phase   Function    MTL    IND   MERGE   being moved as part of this phase        implementation for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------------------
PH 1      [**]     [**]   [**]                       ___  [**]                              ___  [**]
PH 1      [**]     [**]   [**]                       ___  [**]                              ___  [**]
PH 1      [**]     [**]                              ___  [**]                              ___  [**]
PH 2      [**]     [**]   [**]                       ___  [**]                                   [**]
PH 2      [**]     [**]   [**]                       ___  [**]                                   [**]


6   Proprietary and Confidential Information of Amdocs

[**] - DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS

                                         Detailed description of functions   Detailed description of the off-shoring
Phase   Function    MTL    IND   MERGE   being moved as part of this phase        implementation for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------------------
PH 2      [**]     [**]   [**]                       ___  [**]                              ___  [**]
PH 3      [**]     [**]           [**]               ___  [**]                              ___  [**]
PH 4      [**]     [**]   [**]    [**]               ___  [**]                                   [**]
PH 4      [**]     [**]   [**]    [**]               ___  [**]                                   [**]
PH 4      [**]     [**]                              ___  [**]                                   [**]
PH 5      [**]     [**]   [**]                            [**]                              ___  [**]
PH 5      [**]            [**]                       ___  [**]                              ___  [**]
PH 6      [**]     [**]   [**]                            [**]                              ___  [**]
PH 7      [**]     [**]   [**]    [**]               ___  [**]                              ___  [**]
PH 7      [**]                                       ___  [**]


7   Proprietary and Confidential Information of Amdocs

BILLING OPERATIONS - DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS

                                                                             Detailed description of the
                                         Detailed description of functions    off-shoring implementation
Phase   Function    MTL    IND   MERGE   being moved as part of this phase          for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------
PH 1      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 3      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 3      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 4      [**]     [**]   [**]                        __ [**]                          __ [**]

OGS APPLICATIONS AND INTEGRATION - DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS

                                                                             Detailed description of the
                                         Detailed description of functions    off-shoring implementation
Phase   Function    MTL    IND   MERGE   being moved as part of this phase          for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------
PH 1      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 3      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 4      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 5      [**]     [**]   [**]                        __ [**]                          __ [**]


8   Proprietary and Confidential Information of Amdocs

INFRA APPLICATIONS AND SYSTEM TEST - DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS

                                                                             Detailed description of the
                                         Detailed description of functions    off-shoring implementation
Phase   Function    MTL    IND   MERGE   being moved as part of this phase          for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------
PH 1      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 3      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 4      [**]     [**]   [**]                        __ [**]                          __ [**]

[**]- DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS

                                                                             Detailed description of the
                                         Detailed description of functions    off-shoring implementation
Phase   Function    MTL    IND   MERGE   being moved as part of this phase          for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------
PH 1      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 3      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 4      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 5      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 6      [**]     [**]   [**]                        __ [**]                          __ [**]

INCIDENT AND CHANGE MANAGEMENT- DESCRIPTION OF FUNCTIONS AND IMPLEMENTATION DETAILS


9   Proprietary and Confidential Information of Amdocs

                                                                             Detailed description of the
                                         Detailed description of functions    off-shoring implementation
Phase   Function    MTL    IND   MERGE   being moved as part of this phase          for this phase
-----   --------   ----   ----   -----   ---------------------------------   ---------------------------
PH 1      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 1      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 2      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 3      [**]     [**]   [**]                        __ [**]                          __ [**]
PH 4      [**]     [**]   [**]                        __ [**]                          __ [**]


10   Proprietary and Confidential Information of Amdocs

2.3  CONSOLIDATION IN CANADA

          [**] functions currently performed in Toronto will be centralized in Montreal. Experienced resources will assume these functions once some of the functions have been transitioned to India. The same Transition Criteria (as defined in Chapter 4) that apply to the off-shoring to India will apply to the consolidation into Montreal. These include, for example, documentation, training, deployment, metrics for quality and volume.

          Discussions to be held with [**] post ACMS employee communication, relevant to the [**] and any opportunities to [**] with the functions currently being performed in Montreal.

          Joint evaluation will be done in order to determine whether [**] to take on new contracted work. In the affirmative, an ACMS/Bell Canada team will be assigned to gather requirements and obtain sizing from [**]. A joint decision will be made on whether the savings outweigh the costs.

          Current transition plan excludes any functions transitioning to India pending completion of the [**] mentioned above.

2.4  DOCUMENTATION

     -    SME's will be assigned to develop and review all documentation.

     -    All "as is" steps will be captured, including:

          - Metrics (quality and quantity). Metrics are developed for each activity in order to ensure all objectives will be met during the training and deployment. See Appendix A for an example of the standard of the metrics that will be used.

          -    Current [**] - These will be maintained throughout the process.

          -    Functional touch and decision points

          -    Applications utilized through the process

          -    Job aids for system access (including screen shots)

          -    Any and all process efficiencies

     - Process validation will be done after documentation is developed. During the validation phase, managers will be executing tasks according to the documentation developed to ensure validity and accuracy of the documentation.

     - Where applicable, reengineering of processes will be done prior to transition (mainly due to the physical location where tasks are to be performed).

     - Upon completion, Ops Section Management will sign off on documentation.


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2.5  TRAINING

     - Detailed Training plans (for each process) are in the process of development and will be used for that purpose. See Appendix D for an example.

     - During the training period, accountability for the production will remain in Canada. Parallel work will be set up between the two sites upon completion of the training and normalization periods.

     - Dedicated resources will be assigned to provide training in India. A resource plan is being developed, and the project's WBS detailed by phase and function is being developed as well.

     - Daily calls between the training site in India and Canada will take place, aiming at tracking progress and overcoming issues. Bell Canada can be part of these calls.

     - Volume and quality targets are developed for each training week and until the end of normalization. Managers will be designated at both sites during the training and normalization periods to coordinate, escalate, resolve issues and perform risk mitigation.

     - Existing experienced ACMS resources in Montreal will take over the functions transferred from Toronto. Same training and normalization principles will be applied.

     - Quality Assurance processes will be put in place to ensure no impact on production and to measure knowledge retention.

     - Process documentation will become the basis for Training Documentation, which will also include:

          -    Process mapping

          - System job aids (screen shots) and run-books (See appendixes C and E).

          -    Dry runs

          -    Tests and quizzes

          -    Bell Canada and Billing general overview

     - Overall dedicated Training Coordinator will be assigned to highlight issues, action items and resolution.


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

2.6  DEPLOYMENT

     - Facilities, Recruitment processes, IT requirements, etc will be available to accommodate the off-shoring initiative.

     - ACMS managers will be involved in the recruitment process, by providing detailed job descriptions and participating in the candidates interviewing and screening.

     - Dedicated resources (trainers) will be assigned to manage the Deployment. The trainers will remain on site through the deployment and normalization.

     - Prior to consolidation, a communication prime will ensure that any changes to touch points will be communicated to appropriate groups (i.e. Bell, Telcos, CGI, Telus, ACMS internal, etc.).

     - All functions will be split between Canada and India during Deployment/normalization.

     - Volumes, productivity and quality will be measured and reported on a daily basis, as described in the tracking sample in Appendix B.

     - Throughout the deployment process (and moving forward), both locations (Canada and India) will operate as a single entity headed by Canada with extension in India.

     - Quality Assurance processes will be put in place to ensure no impact to [**] and [**].

     - During the training and normalization phases, full shadowing between both locations (Canada and India) will take place.

2.7  RISK AVOIDANCE AND MITIGATION

     Mitigation of risk is included in all of the Training and Deployment Strategies. The phased approach and the shadowing mechanism reduce the risk significantly. By having the current site in Canada act as the support during Training and normalization, ACMS is ensuring a back-up should India fail to meet metrics. Moving to full production in India is entirely dependent on the metrics set forth in normalization. ACMS will put in place a communication process during training and normalization to communicate on-going status to Bell.


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

2.8  COMMUNICATION, REPORTING & GOVERNANCE

     - ACMS and Bell senior management will be involved in the process as options are evaluated.

     - The off-shoring project is, at this stage, sensitive and confidential, and as such is exposed only to the immediate team. A joint ACMS/Bell decision should be made regarding the communication plan (dates and messages) that will mark the beginning of the process.

     - Regularly scheduled meetings between ACMS PMO and Bell designates will be held to discuss the project and present its progress using the control metrics as described in Appendixes A and B.

     - Scheduled executive governance meetings between ACMS and Bell will be held as required.

     - Volumes, productivity and quality will be measured and reported on a daily basis (and/or other frequencies as required). Sample reporting template is enclosed in Appendix B.

     - [**] functions will [**], as mentioned, [**], assuring the usual 24x7 customer support.

     - ACMS acknowledges the criticality and importance of the functions being off-shored, and the importance of their smooth function to the business. As such, the off-shoring process will be visible to Bell and reports will be provided regularly to assure its flawless progress.

2.9  EMPLOYEE RETENTION

     - For key employees that are required for knowledge transfer that do not wish to relocate, reasonable efforts will be made to encourage their retention until a successful transition has taken place.

     - In addition to on the job training for resources hired in India, overlap of the outgoing Canadian resource will be provided to ensure a smooth transition.


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

3    PROJECT PHASED TIMELINE

OVERALL VIEW:
[**]
[**]
[**]

BILLING OPERATIONS:
[**]

OGS:
[**]

INCIDENT AND CHANGE MANAGEMENT:
[**]

INFRA APPLICATIONS AND SYSTEM TEST:
[**]

INFRA PHYSICAL:
[**]


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

4    DETAILED TRANSITION PLAN

This section details a framework for all critical components required to implement the off shore plan from documentation of processes to successful deployment and normalization as per defined metrics. All templates shared in this section may require updates as the project progresses.

Detailed transition plans (each, a "Phase Transition Plan") for each phase will be shared with Bell Canada when available but not less than [**] days prior to the start date of training of each phase. Bell Canada will have to meet reasonable timeframes to provide Feedback, as set forth below.

The content, comprehensiveness and quality of the Transition Criteria deliverables in each Phase Transition Plan [**], when applicable.

For documents already reviewed by Bell in connection with the [**], changes from the original document will be clearly indicated.

Different functions being off-shored will have different documentation as a result of the different nature-of-work / activity performed by the specific function. This chapter is therefore divided into the different function groups, specifying the transition documentation / metrics that will be used for that function group. The "Transition Criteria" are the documents described in subsections 1 thru 5 of sections 4.1, 4.2 and 4.3 to which Bell will have the opportunity to provide "Feedback" described in such sections.

A "Normalization Period" will be no less than a [**]-day period beginning upon completion of training (provided ACMS has met [**]% of the Quality Expected Measured Parameters and [**]% of the Quantity Expected Measured Parameters as defined in the Training and Normalization matrixes), during which ACMS can [**] associated with the functions measured by the Measured Parameters in accordance with the schedule as set forth below.

          [**]% upon later to occur of end of [**] of Normalization Period and achieving [**]% of the Quantity Expected Measured Parameters

          [**] upon later to occur of end of [**] of Normalization Period and achieving [**]% of the Quantity Expected Measured Parameters

          [**]% upon later to occur of end of [**] of Normalization Period and achieving [**]% of the Quantity Expected Measured Parameters

          [**]% upon later to occur of [**] of Normalization Period and achieving [**]% of the Quantity Expected Measured Parameters

In all cases, the [**] will require that ACMS is meeting [**]% of the Quality Expected Measured Parameters.


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     4.1  [**]-ORIENTED ACTIVITIES ([**])

Following are Transition Criteria that will be included in each Phase Transition Plan, in accordance with the below terms. These will be used for all [**]-oriented activities that are part of [**].

1) RESOURCE PLAN

The resource plan will identify for each phase, the overall training and normalization prime/coordinator, the trainers and functional normalization primes, the Canadian operations management support primes and the Canadian SME's.

SAMPLE ATTACHED

Feedback: Bell Canada has a right to provide Feedback and must provide such Feedback within [**] days of delivery to Bell Canada of the Resource Plan. Such Feedback will consist of Bell verifying that the people assigned to perform the training and normalization tasks are [**]. ACMS is committed to correcting deficiencies in the Resource Plan identified by Bell Canada based upon the Feedback prior to the implementation of the Phase Transition Plan.

2) DOCUMENTATION AND JOB AIDS

The process [**] documentation captures all current 'as is' steps of every business operations function, including applications used, job aids for system access and processes including screen shots, functional touch and decision points, any and all process efficiencies where applicable.

The process documentation becomes the basis for the training documentation.

SAMPLE ATTACHED:
[**]   [**]

Feedback: Bell Canada has a right to provide Feedback and must provide such Feedback within [**] days of delivery to Bell Canada of the Documentation and Job Aids. Such Feedback will consist of Bell specifying deficiencies in level of detail, completeness and


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

clarity determined when comparing the standard of the Documentation and Job Aids to the documentation used during the [**]. ACMS is committed to correcting deficiencies in the Documentation and Job Aid identified by Bell Canada based upon the Feedback prior to the implementation of the Phase Transition Plan.

3) TRAINING STRATEGY AND METRICS

The training strategies will detail, for each high level process and sub process, how ACMS will go about training the new resources. It details the following for each sub process being trained:

     - Training calendar detailing daily training sessions and required training hours per session

     -    The strategy (how the training will be delivered)

          - Actual strategy, i.e. delivered in production or training environment

          -    the volumes used for training (where applicable)

          - how the work will be sent to the training site for training purposes as well as how it is sent back for validation

          - QA verification strategy for work performed during training i.e. how work is sent back to Canada, timeframes to validate, process to track progress and identify issues

          -    required timelines to complete work being trained in production

          -    mitigation plan and timeframes to invoke said plans

          -    communication process when invoking mitigation plans

          -    expected quality and quantity metrics for each week of training

          -    Identification of whether the sub process being trained is [**]

The following sample includes both the training strategy and calendar as well as normalization plan

(SAMPLE ATTACHED)
[**]

Feedback: Bell Canada has a right to provide Feedback and must provide such Feedback within [**] days of delivery to Bell Canada of the Training Strategy and Metrics. The Feedback shall specify deficiencies determined when comparing the standard of the Training Strategy and Metrics document to the same document used during the [**]. ACMS is committed to correcting deficiencies in the Training Strategy and Metrics identified by Bell Canada based upon the Feedback prior to the implementation of the Phase Transition Plan.


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4) DEPLOYMENT/NORMALIZATION STRATEGY AND METRICS

The deployment strategies will detail, for each process and sub process where applicable:

     - The current quantity and quality outputs measured in production as well as expected quality and quantity outputs for each week of deployment/normalization. The week in which [**]% of production is [**] is the week where expected metrics are [**].

     -    Identification of whether the sub process is [**]

     -    The actual strategy, i.e.

          - How the work will be split between locations and how the work performed in India will be received

          - Risks if expected productivity not met and detailed mitigation plans to meet productivity

          -    Process to invoke mitigation plans

          - QA verification process, timelines, reporting and identification of issues

See Sample Template attached in previous section (appears in a designated deployment tabs inside the spreadsheet).

Feedback: Bell Canada has a right to provide Feedback and must provide such Feedback within [**] days of delivery to Bell Canada of the Deployment/Normalization Strategy and Metrics. [**] must be measured during the off-shoring (the "Measured Parameters") and will be set forth in such documentation. The Feedback on the Deployment/Normalization Strategy and Metrics will consist of general feedback and verification that [**] are being measured in the Measured Parameters. ACMS is committed to correcting deficiencies in the Measured Parameters identified by Bell Canada based upon the Feedback prior to the implementation of the Phase Transition Plan.

5) STATUS REPORTS/ISSUE LOGS AND WEEKLY METRICS TRACKING

During the training and normalization periods, daily status calls will occur between the primes in Canada and the primes in India to review the following:

     -    Daily work flow between sites going according to plan

     - Training or deployment agendas and plans being adhered to, if not, ensure plans are updated accordingly (sometimes there could have been less work load in production than was expected and training sessions may need to be shifted around)

     -    Issue log

     -    Weekly metrics results

These calls are open for both ACMS and Bell primes.


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

SAMPLE ATTACHED:
[**]   [**]

Feedback : In general, Bell Canada shell provide Feedback on this documentation during the [**] of such documentation and validate that the Measured Parameters have been achieved,

     4.2  [**]-ORIENTED ACTIVITIES ([**])

The following operations teams, which are [**] but the nature of work they perform is not "[**] based but rather [**] based will follow a separate criteria than the one described in section 4.1 of this chapter:

File Transfer [**] Processing Operators, [**], UAT/OAT Operators, Production
[**].

However, all applicable review time periods and Feedback guidelines set forth in section 4.1 apply as well to this section 4.2.

1) RESOURCE PLAN

As described in the previous section 4.1.

2) DOCUMENTATION AND JOB AIDS

Training for [**] teams will be based on operational run books (sample attached), which describe in details the way to operate the system and perform the duties requested during the shift.

SAMPLE ATTACHED
[**]

3) TRAINING STRATEGY AND METRICS

The training strategies will detail, for each high level process, how ACMS will go about training the new resources. It details the following for each process being trained:

     - Training calendar detailing daily training sessions and required training hours per session


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

     -    The strategy (how the training will be delivered)

          - Actual strategy, i.e. delivered in production or training environment

          - how the work will be sent to the training site for training purposes as well as how it is sent back for validation

          - QA verification strategy for work performed during training i.e. how work is sent back to Canada, timeframes to validate, process to track progress and identify issues

          -    mitigation plan and timeframes to invoke said plans

          -    communication process when invoking mitigation plans

          -    Identification of whether the process being trained is [**]

SAMPLE ATTACHED
[**]   [**]

Note: The training period for [**] will be no less than [**] days.

4) DEPLOYMENT/NORMALIZATION STRATEGY

As described in the previous section (4.1.4).

5) STATUS REPORTS/ISSUE LOGS AND WEEKLY METRICS TRACKING

During the training and normalization periods, daily status calls will occur between the primes in Canada and the primes in India to review the following:

     -    Daily work flow between sites going according to plan

     - Training or deployment agendas and plans being adhered to, if not, ensure plans are updated accordingly (sometimes there could have been less work load in production than was expected and training sessions may need to be shifted around)

     -    Issue log

These calls are open for both ACMS and Bell primes.

The metrics used where described earlier in this paragraph (4.2.3).

     4.3  [**]-ORIENTED ACTIVITIES

For transitioned activities which are not [**] (such as [**], Infra [**] Application, System [**], [**] Management, Reference [**] etc), a different set of documentation will be used


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

(as the nature of the work is not subject to pre-defined [**] or measured "[**]). SMEs performing these tasks are [**] fields, and went thru the ACMS' methodologies for performing their tasks subject to ACMS' development standards and tools used.

For these activities, the following tracking mechanism will be used to ensure the employees have the required skill set for the task they should perform.

All applicable review time periods and feedback guidelines set forth in section
4.1 apply as well to this section 4.3.

1) RESOURCE PLAN

A job profile will be developed for every function. The job profile will include the skill set required and will be the base for the recruitment and training process. Amdocs will only recruit resources that match or exceed the applicable job profile.

SAMPLES ATTACHED
[**]

2) DOCUMENTATION AND JOB AIDS

Not applicable for [**]-oriented processes.

3) TRAINING STRATEGY AND METRICS

Upon training completion, which might include both courses and OJT, the Group Readiness Evaluation form will be used to asses the readiness of the team in India in comparison to the team performing the tasks today, and will be provided to Bell Canada.

SAMPLES ATTACHED (no redactions)
[**]

4) DEPLOYMENT/NORMALIZATION STRATEGY

As described in the previous section (4.1.4).


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

5) STATUS REPORTS/ISSUE LOGS AND WEEKLY METRICS TRACKING

During the training and normalization periods, daily status calls will occur between the primes in Canada and the primes in India to review the daily work flow between sites going according to plan.

These calls are open for both ACMS and Bell primes.


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

5    BCP - BUSINESS CONTINUITY PLAN

The main objective of the BCP is to assure continuous delivery of quality services to the customer in the following areas:

     -    Business Services

     -    On Going Support

A detailed specific business continuity plan will be delivered to Bell Canada as part of each Phase Transition Plan describing the business continuity measures ACMS will have in place for the Services being migrated as part of that phase.

BCP at the account level is planned in India on a three-level basis:

     - BUILDING LEVEL: BCP at [**]- if an interruption to operations occurs in the ABSI building [**] operations will be recovered within few hours in the [**] building (building 2).

     - SITE LEVEL: [**] (alternative location) - In case of a disaster affecting the entire [**] site, an alternate site within the city of [**] will be used.

     - CITY LEVEL: Alternate city - In case of a disaster or interruption situation that affects the entire city of [**], the Operations will revert back to Montreal.

The structure of the off shoring (leaving portions of operations in Montreal) is also carefully planned in order to support BCP. Billing and Batch Operators currently functioning on separate areas ([**]) will be trained to support other activities (from either Canada or India) should the need arise.

The experienced Bus Ops resources remaining in Canada will take over the critical functions should a disaster occur off shore.

Another key factor around BCP is the communication. To that aspect, multiple redundant communication channels are utilized based on:

     -    International Communication based on several different channels.

     -    Redundant Communication Network between and within sites.

     -    Alternative solution for both Data and Voice.

     -    Refer to the Network Diagram (shown in Appendix F of this document).\


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

APPENDIX A: METRICS SAMPLE

     [**]


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

APPENDIX B: TRACKING SAMPLE

     [**]


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

APPENDIX C: PROCESS DOCUMENTATION SAMPLE

     [**]


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

APPENDIX D: TRAINING PLAN SAMPLE

     [**]


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

APPENDIX E: RUN BOOK SAMPLE

     [**]


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

APPENDIX F: NETWORK DIAGRAM

     [**]


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APPENDIX G: APPLICATIONS LIST & NATURE OF DATA

                      APPLICATIONS LIST                            NATURE OF DATA
           (When systems are used across different     (When systems are used across different
           functions, detailed information provided   functions, detailed information provided
           only in the first function in which the     only in the first function in which the
Function            application appears)                        application appears)
--------   ----------------------------------------   ----------------------------------------
[**]                       ___ [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                       ___ [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                       ___ [**]                                   ___ [**]
[**]                           [**]                                   ___ [**]
[**]                       ___ [**]                                   ___ [**]


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

                                  ATTACHMENT B

                                   AMDOCS ABSI

                                   AMDOCS ABSI

INTRODUCTION

This document describes the current level of Security at ABSI. The Amdocs site is located in [**], India in the high-tech center of the city. The site is the location of an Amdocs datacenter and as such, the building meets the Amdocs datacenter standards.

PHYSICAL SECURITY:

The physical building in [**] adheres to the same physical security policies as Amdocs [**]. [**] is used on the [**] as well as in restricted areas (datacenter). Security guards are on duty [**]hr per day and monitor all [**] as well as [**] of the premises.

ABSI uses the standard Amdocs employees electronic badge system for access in and out of all building entry points. Accesses to restricted areas are also protected by the electronic badge system.

The electronic infrastructure in India requires additional equipment to maintain a steady level of power. Amdocs ABSI has implemented additional UPS and generators to meet these requirements. The electronic backup systems are closely monitored and maintained.

INFORMATION SECURITY:

ABSI has implemented the Amdocs Information Security Governance model (see p3) and conforms to the Amdocs code of business ethics and privacy.

All ABSI employees have received Amdocs Information Security and privacy awareness training. The site is currently working on the development and 3rd level support for Bell Canada, as such; the employees who work on the Bell account have received additional training regarding the account-specific security requirements.

The network at ABSI is part of the Amdocs world wide network. As with all Amdocs sites, the network is protected by firewalls limiting both the incoming and outgoing network traffic. The ABSI network is [**], only the employees who require access to the Bell Canada network receive access. Each employee who supports Bell systems has a [**] for authentication.

An employee located in [**] who supports Bell does so via [**] servers. These servers are located in the [**] between the Amdocs corporate network and the [**] network. These [**] act as the [**] into the [**]. The [**] for authentication to the [**] are managed by the [**] team to ensure [**].

Once authorised to the [**], the user opens [**] to authenticate to the [**]. The user then has the possibility of using other [**] depending on his/her profile.

The desktop environment in ABSI is managed the same as in [**]. The same GPO policies are in use and the same protection tools are deployed. All desktop images that are used are from Corporate.

                      ABSI Information Security Governance

PURPOSE:

The purpose of the information technology security procedure is to determine the governing security and confidentiality policy and to outline the principles and rules to be followed by Amdocs personnel and other persons associated with the Company. This procedure refers to all Amdocs Information Security company procedures:

     -    Server Access Controls

     -    Securing Data on PCs

     -    Connection to and Working on the Internet

     -    Choosing Effective Passwords

     -    Anti-Virus Protection

     -    Use of Token Cards

     -    Repair/Destruction of Magnetic Media

     -    Connecting Customers and Visitors to the Company Network

     -    Use of Modems and of WiFi Cards

     -    Opening an Internal Information System User Account

     -    Information Security for Laptop

     -    Privileged Accounts

     -    Handling Customer's Production

     -    Incident Response

COMPANY POLICY

     - The company allows Amdocs personnel access to confidential information for the performance of Amdocs duties that are assigned to them.

     - Security and confidentiality of the customer and company information is a critical issue in current management and an important factor in business success.

     - All the information to which employees are exposed is the exclusive property of Amdocs and/or the customer, and no one has the right to use it other than for company needs.

     - Amdocs considers the personal responsibility for the security and confidentiality of information as an inseparable part of the employees' comprehensive obligation, commitment and loyalty, and relies on them.

     - Amdocs considers all customer information as confidential, and subject to careful security and confidentiality.

     - Amdocs confidential information as well as customer information is to be compartmentalised, and used in carefully distinguished environments.

     - Amdocs' implementation of the Information Security Policy will be based on periodical information security risk assessments.

     - For the purpose of mitigating risks, and vulnerability handling, an information security work plan will be issued [**] based on an [**] risk assessment. This work plan will provide Amdocs with appropriate tools for the maintenance of a security updated Information System.

     - Amdocs' Information Security Policy and all information security procedures will comply with the [**].

     - Amdocs will define appropriate criteria for information security objectives implementation. A process for criteria fulfilment verification will be conducted periodically.

     - In order to be capable of supervising information security and ongoing activities related to information security, Amdocs IT management will be provided with periodical information systems availability data (a monthly IT report).

     - Any person that violates or breaches the comprehensive obligation and loyalty related to confidential information will be subject to severe sanctions, including employment termination and a civil suit for damages.

PRINCIPLES AND RULES

     -    EMPLOYEE RESPONSIBILITY

          - The employee is personally responsible for the security and confidentiality of both customer and Amdocs information to which he/she is exposed while working in the company.

          - The employee will take all necessary actions to ensure the security and confidentiality of the information.

          - The employee will not use any customer or Amdocs confidential information unless he/she was authorised to do so and then only to perform duties assigned by Amdocs.

          - Amdocs personnel are not allowed to disclose any customer or Amdocs authorised confidential information to an unauthorised agent at any time, during or after performing the duties.

          - Amdocs personnel are not allowed to disclose any confidential information, directly or indirectly, in any manner or form, to any third party or person or entity other than Amdocs authorised personnel.

          - It is forbidden to access, examine, inspect or look over any unauthorised Amdocs or customer information. This includes unauthorised access while connected to any network.

          - It is forbidden to take any kind of company or customer information outside Amdocs, unless this was authorised in advance.

          - When absent from their work environment for any reason, employees will make an effort to verify that any confidential information is well protected.

          - Employees are obliged to report any security incidents through the appropriate management channels as quickly as possible.

          - Employees must note and report any observed or suspected security weaknesses in, or threats to, systems or services, as quickly as possible.

          -    Employees must report any disclosure of confidential information.

          - All employees and third party users of information should sign a main confidentiality agreement as part of their initial terms and conditions of employment, and will be committed to sign any additional non-disclosure agreement as needed.

          - All employees are committed to act according to the published information security procedures and those that will be published from time to time.

     -    COMPANY RESPONSIBILITY

          - Amdocs will manage and compartmentalize confidential information as needed to prevent unauthorised disclosure, and will guide employees to act according to the same principles.

          - Amdocs will take all necessary actions to prevent accidental or unauthorised access to confidential information.

          - Amdocs will take all necessary actions to ensure peripheral protection to prevent any external access to company and customer information databases.

          - All Amdocs personnel (including third party users), will receive appropriate individual training and regular updates about the handling and protection of confidential information.

          - Amdocs will assure new employees receive appropriate training and all employees will receive periodical refreshment in handling and care procedures regarding security and confidentiality of information.

          -    Amdocs will be committed to information security as follows:

               -    Proper allocation of resources.

               -    Policy "marketing" among Amdocs employees.

               - Periodical review of security requirement fulfilment by information security system.

          -    All outsourcing contracts should include the following:

               - Arrangements to ensure that all parties involved in outsourcing, including subcontractors, are aware of their security responsibility regarding Amdocs and customer information.

               - Instructions for protecting and securing Amdocs' and customers' sensitive, confidential business information and intellectual property.

          -    Amdocs ABSI is [**]

                                  ATTACHMENT C

         BELL CODE OF FAIR INFORMATION PRACTICES AND BELL PRIVACY POLICY

                                    (GRAPHIC)

                                                                     (BELL LOGO)

                                                                     (BELL LOGO)

Final

THE BELL COMMITMENT TO PRIVACY

At Bell, we know you are the reason we are in business. Our longstanding commitment to safeguarding your right to privacy is the reason for our reputation as a leader in the protection of customer privacy.

Each year, we ensure that our employees sign a code of business conduct that requires the safeguarding and proper use of personal customer information. We also place strict controls on the protection and use of personal information within our systems and web sites and ensure that our employees are trained to respect your privacy at all times.

The Bell Customer Privacy Policy and the Bell Code of Fair Information Practices spell out the commitments of the Bell companies and the rights of customers regarding personal information. They also comply fully with the Personal Information Protection and Electronic Documents Act, which comes into effect on January 1, 2001.

POLICY APPLIES TO BELL COMPANIES

The Bell Privacy Policy applies to the Bell Companies including, Bell Canada, Bell Mobility, Bell ExpressVu, Bell Nexxia (provider of corporate IP broadband network services), and Bell World or Espace Bell stores.

In addition to the Bell Privacy Policy, the Bell companies may also be subject to the requirements of applicable legislation, tariffs and regulations and the orders of any court or other lawful authority.

Any time you do business with any of these companies, or with anyone acting as an agent on our behalf, you are protected by the rights and safeguards contained in the Policy and Code.


                                     Pg. 2

                                                                     (BELL LOGO)

THE BELL CODE OF FAIR INFORMATION PRACTICES

To ensure our commitment to your privacy is upheld, we have updated our existing policies and developed a formal privacy code setting out your rights and our obligations respecting the treatment of your personal information by the Bell companies. The Bell Code of Fair Information Practices (the Code) complies with the requirements of the Personal Information Protection and Electronic Documents Act as well as the Canadian Standards Association Model Code for the Protection of Personal Information. (A summary of the principles underlying the Code is included at the end of this privacy policy.) The Bell Customer Privacy Policy (the Policy) that you are reading is intended as a less formal summary of the approach of the Bell Companies to customer privacy, including the Bell Code of Fair Information Practices.

EMPLOYEES AND AGENTS

The Bell Code of Fair Information Practices also governs the behaviour of our employees and agents acting on our behalf. All of our employees who have access to personal information have been trained on the handling of such information. And, new employees receive training on privacy as a fundamental part of their initial company training. All of our employees must review and commit to the Bell Code of Fair Information Practices annually.

PERSONAL INFORMATION

Personal information is information about AN IDENTIFIABLE INDIVIDUAL. This includes information about your product and service subscriptions and usage. Publicly available information, such as a public directory listing of your name, address, telephone number, electronic address, is not considered to be personal information.


                                     Pg. 3

                                                                     (BELL LOGO)

COLLECTING INFORMATION HELPS US SERVE YOU BETTER

The Bell companies collect personal information only for the following purposes:

     - to establish and maintain responsible commercial relations with you and provide you with ongoing service;

     -    to understand your needs and eligibility for products & services;

     -    to recommend particular products & services to meet your needs;

     -    to develop, enhance, market or provide products and services;

     - to manage and develop Bell's business and operations, including personnel and employment matters; and

     -    to meet legal and regulatory requirements.

Your personal information WILL NOT BE USED FOR ANY OTHER PURPOSE without your consent.

SHARING INFORMATION AMONG THE BELL COMPANIES HELPS US UNDERSTAND YOUR FULL NEEDS

The purpose for sharing information among the Bell companies is to help us identify your information, communication, and entertainment needs, and to provide you with relevant information, advice and solutions.

Should you identify incorrect or outdated information to us, we will make the necessary changes promptly.

OTHER PARTIES WITH WHOM THE BELL COMPANIES MAY SHARE PERSONAL INFORMATION

While our general policy is not to provide personal information to any party outside of the Bell companies, there are certain limited circumstances, outlined below, in which it is necessary to do so. When we do provide personal information to third parties, we provide only that information that is required in the circumstances. Information provided to third parties is used only for the purpose stipulated and is subject to strict terms of confidentiality. Employees of the companies to whom we may provide information must adhere to our privacy standards. Third parties include:


                                     Pg. 4

                                                                     (BELL LOGO)

AN AGENT ACTING ON BEHALF OF BELL, such as a company hired to perform installation or maintenance on our behalf;

ANOTHER COMMUNICATIONS SERVICE PROVIDER, in order to offer efficient and effective communications services (e.g., to provide wireless service while roaming in another company's coverage area);

A COLLECTION AGENCY, for the express purpose of the collection of past due bills;

LAW ENFORCEMENT AGENCIES, in emergencies, for internal security matters, or where required by court order or search warrant; and

EMERGENCY SERVICES, in emergency situations.

THE BELL COMMITMENT TO PRIVACY

We take all of the necessary precautions to ensure the safeguarding of your information, whether it is stored electronically or in paper format. In all cases, information is retained in secure facilities, protected from unauthorized access and kept only as long as is reasonably required. For example, our electronic files are backed up for redundancy, password protected and accessible only by authorized employees, on a need-to-know basis.

USE OF 'COOKIES'

During user interaction with one of our Internet sites, we may use a browser feature called a 'cookie' to collect information anonymously and track user patterns on our web sites. A cookie is a small text file containing a unique identification number that identifies your browser - but not you - to our computers each time you visit one of our sites that uses cookies. Cookies tell us which pages of our sites are visited and by how many people. This helps us to enhance the on-line experience of visitors to our sites.

Unless you specifically advise us, we will not know who you are, even though we may assign your computer a cookie. We cannot use cookies, by themselves, to disclose the individual identity of any site user, and we never combine information gathered by a cookie with personally identifiable information like your name, telephone number, or even your e-mail address without your consent.


                                     Pg. 5

                                                                     (BELL LOGO)

You will find that most major web sites use cookies and most major browsers are set up to accept them. If you wish, you can reset your browser either to notify you when you have received a cookie, or to refuse to accept cookies. You do not need cookies to visit Bell sites. However, if you refuse to accept cookies, you may not be able to use some of the features available on our sites such as personalization features.

PROTECTION OF CHILDREN ON-LINE

As an added protection for children, on any of our commercial web sites or online services directed to children under 13 years of age, we will obtain the permission of a parent or legal guardian before collecting, using or disclosing any personally-identifiable information about a child, e.g., for participation in contests or promotions.

PRIVACY-ENHANCING SERVICES OFFERED BY BELL

The Bell companies offer a number of services to help balance the privacy interests of customers and the people they call. You can find information about the Bell services (e.g., Call Privacy Service, Call Display, Private Name Display, Call Blocking, etc.) in the introductory pages of the telephone directory, by visiting WWW.BELL.CA or by visiting Bell World stores in Ontario or Espace Bell stores in Quebec. Bell Mobility offers digital wireless service and Call Display to provide additional privacy for your wireless calls. More information is available at WWW.BELLMOBILITY.CA and at Bell World or Espace Bell stores. Bell Nexxia offers solutions for Internet connectivity that allow you to maintain the privacy and security of your corporate electronic information. For more information, visit us at WWW.BELLNEXXIA.COM.

QUESTIONS OR CONCERNS

If you have questions or concerns about your privacy, you can contact us through one of the Bell company websites listed below or call us at the number shown on your bill. Our customer service representatives will assist you in resolving the situation.

BELL PRIVACY OMBUDSMAN

If you still have unresolved concerns with respect to the treatment of your personal information by one of the Bell companies, you may address these concerns, in writing, to the Bell Privacy Ombudsman, who has overall responsibility for the companies' compliance with this policy and applicable privacy restrictions.


                                     Pg. 6

                                                                     (BELL LOGO)

You should write to:

The Office of the Privacy Ombudsman
105, rue de l'Hotel-de-Ville, 6e etage
Hull (Quebec) J8X 4H7
OMBUDSMAN@BELL.CA

FURTHER COMPLAINT PROCEDURE

If the Bell Privacy Ombudsman does not resolve the issue to your satisfaction, you may file a complaint with the Privacy Commissioner of Canada by calling 1 800 282-1376 or writing to:

The Privacy Commissioner of Canada
112 Kent Street
Ottawa ON K1A 1H3
PRIVCAN@FOX.NSTN.CA

CUSTOMER CHOICE

You may decide that you prefer us not to share your personal information among the Bell companies to promote products and services. If this is the case, you may advise us by visiting one of our websites or by calling us at the number shown on your bill.

OUR WEBSITES
WWW.BELL.CA
WWW.BELLMOBILITY.CA
WWW.BELLNEXXIA.COM
WWW.EXPRESSVU.COM


                                     Pg. 7

                                                                     (BELL LOGO)

BELL CODE OF FAIR INFORMATION PRACTICES

SUMMARY OF PRINCIPLES

     - ACCOUNTABILITY: The Bell companies are responsible for personal customer information under their control and shall designate one or more persons who are accountable for compliance with the following principles.

     - IDENTIFYING PURPOSES FOR COLLECTION OF CUSTOMER INFORMATION: The Bell companies shall identify the purposes for which personal information is collected at or before the time the information is collected.

     -    OBTAINING CONSENT FOR COLLECTION, USE OR DISCLOSURE OF PERSONAL
          INFORMATION: The knowledge and consent of a customer or employee are required for the collection, use, or disclosure of personal information, except where inappropriate.

     - LIMITING COLLECTION OF PERSONAL INFORMATION: The Bell companies shall limit the collection of personal to that which is necessary for the purposes identified. The Bell companies shall collect personal information by fair and lawful means.

     - LIMITING USE, DISCLOSURE AND RETENTION OF PERSONAL INFORMATION: The Bell companies shall not use or disclose personal information for purposes other than those for which it was collected, except with the consent of the individual or as required by law. The Bell companies shall retain personal information only as long as necessary for the fulfillment of those purposes.

     - ACCURACY OF PERSONAL INFORMATION: Personal information shall be as accurate, complete and up-to-date as is necessary for the purposes for which it is to be used.

     - SECURITY SAFEGUARDS: The Bell companies shall protect personal information by security safeguards appropriate to the sensitivity of the information.

     - OPENNESS CONCERNING POLICIES AND PRACTICES: The Bell companies shall make readily available to customers and employees specific information about its policies and practices relating to the management of personal information.


                                      Pg. 8

                                                                     (BELL LOGO)

     - CUSTOMER AND EMPLOYEE ACCESS TO PERSONAL INFORMATION: The Bell companies shall inform a customer or employee of the existence, use and disclosure of his or her personal information upon request and shall give the individual access to that information. A customer or employee shall be able to challenge the accuracy and completeness of the information and to have it amended as appropriate.

     - CHALLENGING COMPLIANCE: A customer or employee shall be able to address a challenge concerning compliance with the above principles to the designated person or persons accountable for the Bell companies' compliance with the Code.


                                      Pg. 9

(GRAPHIC)

Bell
Code of Fair
Information Practices

The Bell Code of Fair Information Practices complies fully with the Personal Information Protection and Electronic Documents Act incorporates the ten principles of the Canadian Standards Association (CSA) Model Code for the Protection Personal Information (CAN/CSA-Q830-96), which was published in March 1996 as a National Standard of Canada.

Certified by Quality Management Institute (QMI), a division of CSA, [insert date of certification]


                                                                     (BELL LOGO)

TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Introduction                                                                  1

Summary of Principles                                                         2

Scope and Application                                                         3

Definitions                                                                   4

The Bell Code in Detail                                                       5

   Principle 1  Accountability                                                5

   Principle 2  Identifying Purposes for Collection of Personal
                Information                                                   6

   Principle 3  Obtaining Consent for Collection, Use or Disclosure of
                Personal Information                                          7

   Principle 4  Limiting Collection of Personal Information                   8

   Principle 5  Limiting Use, Disclosure and Retention of Personal
                Information                                                   9

   Principle 6  Accuracy of Personal Information                             11

   Principle 7  Security Safeguards                                          11

   Principle 8  Openness Concerning Policies and Practices                   12

   Principle 9  Customer and Employee Access to Personal Information         13

   Principle 10 Challenging Compliance                                       14

INTRODUCTION

The Bell companies provide a full range of communications services. We are among the world's leading communications organizations, with core investments in telephone networks, both wired and wireless; Internet Protocol (IP)-based networks and solutions; electronic commerce; systems integration; directories and satellite networks. We are also a major player in high-speed internet access, web hosting and direct-to-home entertainment. Our vision sees us as "people reaching out to bring the world together through communications with leadership, innovation, teamwork and excellence".

The Bell Companies have long been committed to maintaining the accuracy, confidentiality, security and privacy of customer and employee personal information. This is reflected in existing privacy and confidentiality provisions found in various Bell policies and in applicable service rules approved by regulatory agencies over the years. It is also reflected in the high regard and trust with which customers and employees view the management of personal information by the Bell companies.

In March 1996, the new Canadian Standards Association Model Code for the Protection of Personal Information, CAN/CSA-Q830-96 (the "CSA Code"), was published as a National Standard of Canada. The Bell Companies have adopted the Bell Code of Fair Information Practices, to describe in detail how we subscribe to the principles of the CSA Code and the requirements of the Personal Information Protection and Electronic Documents Act.

The Bell Code of Fair Information Practices (the "Bell Code") is a formal statement of principles and guidelines concerning the minimum requirements for the protection of personal information provided by the Bell Companies to our customers and employees. The objective of the Bell Code is responsible and transparent practices in the management of personal information, in accordance with the National Standard and federal legislation.

The Bell companies will continue to review the Bell Code at least every five years to make sure it is relevant and remains current with changing technologies and laws and the evolving needs of the Bell Companies, our customers and employees.

Summary of Principles

1    PRINCIPLE 1 - ACCOUNTABILITY

     The Bell companies are responsible for personal information under their control and shall designate one or more persons who are accountable for compliance with the following principles.

2    PRINCIPLE 2 - IDENTIFYING PURPOSES FOR COLLECTION OF PERSONAL INFORMATION

     The Bell companies shall identify the purposes for which personal information is collected at or before the time the information is collected.

3 PRINCIPLE 3 - OBTAINING CONSENT FOR COLLECTION, USE OR DISCLOSURE OF PERSONAL INFORMATION

     The knowledge and consent of a customer or employee are required for the collection, use or disclosure of personal information, except where inappropriate.

4    PRINCIPLE 4 - LIMITING COLLECTION OF PERSONAL INFORMATION

     The Bell companies shall limit the collection of personal information to that which is necessary for the purposes identified. The Bell companies shall collect personal information by fair and lawful means.

5    PRINCIPLE 5 - LIMITING USE, DISCLOSURE AND RETENTION OF PERSONAL
     INFORMATION

     The Bell companies shall not use or disclose personal information for purposes other than those for which it was collected, except with the consent of the individual or as required by law. The Bell companies shall retain personal information only as long as necessary for the fulfillment of those purposes.

6    PRINCIPLE 6 - ACCURACY OF PERSONAL INFORMATION

     Personal information shall be as accurate, complete and up-to-date as is necessary for the purposes for which it is to be used.

7    PRINCIPLE 7 - SECURITY SAFEGUARDS

     The Bell companies shall protect personal information by security safeguards appropriate to the sensitivity of the information.

8    PRINCIPLE 8 - OPENNESS CONCERNING POLICIES AND PRACTICES

     The Bell companies shall make readily available to customers and employees specific information about its policies and practices relating to the management of personal information.

9    PRINCIPLE 9 - CUSTOMER AND EMPLOYEE ACCESS TO PERSONAL INFORMATION

     The Bell companies shall inform a customer or employee of the existence, use and disclosure of his or her personal information upon request and shall give the individual access to that information. A customer or employee shall be able to challenge the accuracy and completeness of the information and to have it amended as appropriate.

10   PRINCIPLE 10 - CHALLENGING COMPLIANCE

     A customer or employee shall be able to address a challenge concerning compliance with the above principles to the designated person or persons accountable for the Bell companies' compliance with the Code.

SCOPE AND APPLICATION

The 10 principles that form the basis of the Bell Code are interrelated and Bell shall adhere to the 10 principles as a whole. Each principle must be read in conjunction with the accompanying commentary. As permitted by the CSA Code, the commentary in the Bell Code has been tailored to reflect personal information issues specific to the Bell Companies.

The scope and application of the Bell Code are as follows:

     - The Bell Code applies to personal information about customers and employees of the Bell companies that is collected, used or disclosed by these companies.

     - The Bell Code applies to the management of personal information in any form whether oral, electronic or written.

     - The Bell Code does not impose any limits on the collection, use or disclosure of the following information by the Bell Companies:

          a) information that is publicly available, such as a customer's name, address, telephone number and electronic address, when listed in a directory or made available through directory assistance; or

          b) the name, title or business address or telephone number of an employee of an organization

     - The application of the Bell Code is subject to the requirements or provisions of any applicable legislation, regulations, tariffs or agreements (such as collective agreements), or the order of any court or other lawful authority.

DEFINITIONS

BELL COMPANIES - all companies providing communications services under the Bell brand, including

     Bell Canada

     Bell Mobility

     Bell ExpressVu

     Bell Distribution Inc. (offering products and services through Bell World and Espace Bell stores)

     Bell ActiMedia (provider of SYMPATICO(TM) Internet access service and directory services such as white and YELLOW PAGES(TM))

     Bell Nexxia (provider of corporate IP broadband network services)

     And any successor company or companies of the above, as a result of corporate reorganization or restructuring.

COLLECTION - the act of gathering, acquiring, recording or obtaining personal information from any source, including third parties, by any means.

CONSENT - voluntary agreement with the collection, use and disclosure of personal information for defined purposes. Consent can be either express or implied and can be provided directly by the individual or by an authorized representative. Express consent can be given orally, electronically or in writing but is always unequivocal and does not require any inference on the part of the Bell companies. Implied consent is consent that can reasonably be inferred from an individual's action or inaction.

CUSTOMER - an individual who

     (A)  uses, or applies to use, the products or services of a Bell company;

     (B)  corresponds with a Bell company; or

     (C)  enters an contest sponsored by a Bell company.

DISCLOSURE - making personal information available to a third party.

EMPLOYEE - an employee or pensioner of a Bell company.

PERSONAL INFORMATION - information about an identifiable individual but not aggregated information that cannot be associated with a specific individual.

     For a CUSTOMER, such information includes a customer's credit information, billing records, service and equipment, and any recorded complaints.

     For an EMPLOYEE, such information includes information found in personal employment files, performance appraisals and medical and benefits information.

THIRD PARTY - an individual other than the customer or his agent or an organization other than the Bell companies

USE - the treatment, handling, and management of personal information by the Bell companies.

Bell ExpressVu is a Limited Partnership
Sympatico is a trade-mark of Bell ActiMedia Inc. used under licence Yellow Pages is a trade-mark of Bell ActiMedia Inc. used under licence

THE BELL CODE IN DETAIL

PRINCIPLE 1 - ACCOUNTABILITY

The Bell companies are responsible for personal information under their control and shall designate one or more persons who are accountable for the companies' compliance with the following principles.

1.1 Responsibility for ensuring compliance with the provisions of the Bell Code rests with the senior management of the Bell Companies, which shall designate one or more persons to be accountable for compliance with the Bell Code. Other individuals within Bell Companies may be delegated to act on behalf of the designated person(s) or to take responsibility for the day-to-day collection and processing of personal information.

1.2 The Bell Companies shall make known, upon request, the title of the person or persons designated to oversee the companies' compliance with the Bell Code.

     The Bell Companies have designated the Bell Privacy Ombudsman to oversee compliance with the Bell Code. The Bell Privacy Ombudsman can be contacted at

          Bell Privacy Ombudsman
          6th Floor
          105 rue Hotel-de-Ville
          Hull, Quebec
          J8X 4H7
          OMBUDSMAN@BELL.CA

1.3 The Bell Companies are responsible for personal information in their possession or control, including information that has been transferred to a third party for processing. The Bell Companies shall use appropriate means to provide a comparable level of protection while information is being processed by a third party (see Principle 7).

1.4 The Bell Companies have implemented policies and procedures to give effect to the Bell Code, including:

     a) implementing procedures to protect personal information and to oversee the company's compliance with the Bell Code;

     b) establishing procedures to receive and respond to inquiries or complaints;

     c) training and communicating to staff about the company's policies and practices; and

     d) developing public information to explain the company's policies and practices.

PRINCIPLE 2 - IDENTIFYING PURPOSES FOR COLLECTION OF PERSONAL INFORMATION

The Bell Companies shall identify the purposes for which personal information is collected at or before the time the information is collected.

2.1 The Bell Companies collect personal information only for the following purposes:

     a) To establish and maintain responsible commercial relations with customers and to provide ongoing service;

     b)   To understand customer needs;

     c)   To develop, enhance, market or provide products and services;

     d) To manage and develop their business and operations, including personnel and employment matters; and

     e)   To meet legal and regulatory requirements.

     Further references to "identified purposes" mean the purposes identified in this Principle 2.

2.2 The Bell Companies shall specify orally, electronically or in writing the identified purposes to the customer or employee at or before the time personal information is collected. Upon request, persons collecting personal information shall explain these identified purposes or refer the individual to a designated person within the Bell Companies who shall explain the purposes.

2.3 Unless required by law, the Bell Companies shall not use or disclose, for any new purpose, personal information that has been collected without first identifying and documenting the new purpose and obtaining the consent of the customer or employee.

PRINCIPLE 3 - OBTAINING CONSENT FOR COLLECTION, USE OR DISCLOSURE OF PERSONAL INFORMATION

The knowledge and consent of a customer or employee are required for the collection, use or disclosure of personal information, except where inappropriate.

3.1 In certain circumstances personal information can be collected, used or disclosed without the knowledge and consent of the individual. For example, the Bell Companies may collect or use personal information without knowledge or consent if it is clearly in the interests of the individual and consent cannot be obtained in a timely way, such as when the individual is a minor, seriously ill or mentally incapacitated.

     The Bell Companies may also collect, use or disclose personal information without knowledge or consent if seeking the consent of the individual might defeat the purpose of collecting the information such as in the investigation of a breach of an agreement or a contravention of a federal or provincial law.

     The Bell Companies may also use or disclose personal information without knowledge or consent in the case of an emergency where the life, health or security of an individual is threatened.

     The Bell Companies may disclose personal information without knowledge or consent to a lawyer representing the companies, to collect a debt, to comply with a subpoena, warrant or other court order, or as may be otherwise required by law.

3.2 In obtaining consent, the Bell Companies shall use reasonable efforts to ensure that a customer or employee is advised of the identified purposes for which personal information will be used or disclosed. Purposes shall be stated in a manner that can be reasonably understood by the customer or employee.

3.3 Generally, the Bell Companies shall seek consent to use and disclose personal information at the same time it collects the information. However, the Bell Companies may seek consent to use and disclose personal information after it has been collected but before it is used or disclosed for a new purpose.

3.4 The Bell Companies will require customers to consent to the collection, use or disclosure of personal information as a condition of the supply of a product or service only if such collection, use or disclosure is required to fulfill the identified purposes.

3.5 In determining the appropriate form of consent, the Bell Companies shall take into account the sensitivity of the personal information and the reasonable expectations of its customers and employees.

3.6 In general, the use of products and services by a customer, or the acceptance of employment or benefits by an employee, constitutes implied consent for the Bell Companies to collect, use and disclose personal information for all identified purposes.

3.7 A customer or employee may withdraw consent at any time, subject to legal or contractual restrictions and reasonable notice. Customers and employees may contact the Bell Companies for more information regarding the implications of withdrawing consent.

PRINCIPLE 4 - LIMITING COLLECTION OF PERSONAL INFORMATION

The Bell Companies shall limit the collection of personal information to that which is necessary for the purposes identified by the company.

The Bell Companies shall collect personal information by fair and lawful means.

4.1 the Bell Companies collect personal information primarily from their customers or employees.

4.2 the Bell Companies may also collect personal information from other sources including credit bureaus, employers or personal references, or other third parties that represent that they have the right to disclose the information.

PRINCIPLE 5 - LIMITING USE, DISCLOSURE AND RETENTION OF PERSONAL INFORMATION

The Bell Companies shall not use or disclose personal information for purposes other than those for which it was collected, except with the consent of the individual or as required by law. The Bell Companies shall retain personal information only as long as necessary for the fulfillment of the purposes for which it was collected.

5.1 In certain circumstances personal information can be collected, used or disclosed without the knowledge and consent of the individual. (See Principle 3.1)

5.2 In addition, the Bell Companies may disclose a customer's personal information to:

     a) another telecommunications company for the efficient and effective provision of telecommunications services;

     b) a company involved in supplying the customer with communications or communications directory related services;

     c) another person for the development, enhancement, marketing or provision of any of the products or services of the Bell Companies;

     d) an agent retained by the Bell Companies in connection with the collection of the customer's account;

     e)   credit grantors and reporting agencies;

     f) a person who, in the reasonable judgment of the Bell Companies, is seeking the information as an agent of the customer; and

     g) a third party or parties, where the customer consents to such disclosure or disclosure is required by law.

5.3  The Bell Companies may disclose personal information about its employees:

     a)   for normal personnel and benefits administration;

     b) in the context of providing references regarding current or former employees in response to requests from prospective employers; or

     c)   where disclosure is required by law.

5.4 Only those employees of the Bell Companies who require access for business reasons, or whose duties reasonably so require, are granted access to personal information about customers and employees.

5.5 The Bell Companies shall keep personal information only as long as it remains necessary or relevant for the identified purposes or as required by law. Depending on the circumstances, where personal information has been used to make a decision about a customer or employee, the Bell Companies shall retain, for a period of time that is reasonably sufficient to allow for access by the customer or employee, either the actual information or the rationale for making the decision.

5.6 The Bell Companies shall maintain reasonable and systematic controls, schedules and practices for information and records retention and destruction which apply to personal information that is no longer necessary or relevant for the identified purposes or required by law to be retained. Such information shall be destroyed, erased or made anonymous.

PRINCIPLE 6 - ACCURACY OF PERSONAL INFORMATION

Personal information shall be as accurate, complete and up-to-date as is necessary for the purposes for which it is to be used.

6.1 Personal information used by the Bell Companies shall be sufficiently accurate, complete and up-to-date to minimize the possibility that inappropriate information may be used to make a decision about a customer or employee.

6.2 The Bell Companies shall update personal information about customers and employees as and when necessary to fulfill the identified purposes or upon notification by the individual.

PRINCIPLE 7 - SECURITY SAFEGUARDS

The Bell Companies shall protect personal information by security safeguards appropriate to the sensitivity of the information.

7.1 The Bell Companies shall protect personal information against such risks as loss or theft, unauthorized access, disclosure, copying, use, modification or destruction, through appropriate security measures. The Bell Companies shall protect the information regardless of the format in which it is held.

7.2 The Bell Companies shall protect personal information disclosed to third parties by contractual agreements stipulating the confidentiality of the information and the purposes for which it is to be used.

7.3 All employees of the Bell Companies with access to personal information shall be required as a condition of employment to respect the confidentiality of personal information.

PRINCIPLE 8 - OPENNESS CONCERNING POLICIES AND PRACTICES

The Bell Companies shall make readily available to customers and employees specific information about its policies and practices relating to the management of personal information.

8.1 The Bell Companies shall make information about its policies and practices easy to understand, including:

     a) The title and address of the person or persons accountable for the companies' compliance with the Bell Code and to whom inquiries or complaints can be forwarded;

     b) The means of gaining access to personal information held by the companies; and

     c) A description of the type of personal information held by the companies, including a general account of its use.

8.2 The Bell Companies shall make available information to help customers and employees exercise choices regarding the use of their personal information and the privacy-enhancing services available from the company.

PRINCIPLE 9 - CUSTOMER AND EMPLOYEE ACCESS TO PERSONAL INFORMATION

The Bell Companies shall inform a customer or employee of the existence, use and disclosure of his or her personal information upon request and shall give the individual access to that information.

A customer or employee shall be able to challenge the accuracy and completeness of the information and have it amended as appropriate.

9.1 Upon request, the Bell Companies shall afford to a customer or an employee a reasonable opportunity to review the personal information in the individual's file. Personal information shall be provided in understandable form within a reasonable time and at minimal or no cost to the individual.

9.2 In certain situations, the Bell Companies may not be able to provide access to all of the personal information that they hold about a customer or employee. For example, the Bell Companies may not provide access to information if doing so would likely reveal personal information about a third party or could reasonably be expected to threaten the life or security of another individual. Also, the Bell Companies may not provide access to information if disclosure would reveal confidential commercial information, if the information is protected by solicitor-client privilege, if the information was generated in the course of a formal dispute resolution process, or if the information was collected in relation to the investigation of a breach of an agreement or a contravention of a federal or provincial law. If access to personal information cannot be provided, the Bell Companies shall provide the reasons for denying access upon request.

9.3 Upon request, the Bell Companies shall provide an account of the use and disclosure of personal information and, where reasonably possible, shall state the source of the information. In providing an account of disclosure, the Bell Companies shall provide a list of organizations to which it may have disclosed personal information about the individual when it is not possible to provide an actual list.

9.3 In order to safeguard personal information, a customer or employee may be required to provide sufficient identification information to permit the Bell Companies to account for the existence, use and disclosure of personal information and to authorize access to the individual's file. Any such information shall be used only for this purpose.

9.4 The Bell Companies shall promptly correct or complete any personal information found to be inaccurate or incomplete. Any unresolved differences as to accuracy or completeness shall be noted in the individual's file. Where appropriate, the Bell Companies shall transmit to third parties having access to the personal information in question any amended information or the existence of any unresolved differences.

9.5 A customer can obtain information or seek access to his or her individual file by contacting a designated representative at one of the Bell Companies' business offices.

9.6 An employee can obtain information or seek access to his or her individual file by contacting his or her immediate supervisor within the applicable Bell Company.

PRINCIPLE 10 - CHALLENGING COMPLIANCE

A customer or employee shall be able to address a challenge concerning compliance with the above principles to the designated person or persons accountable for the compliance of the Bell Companies with the Bell Code.

10.1 The Bell Companies shall maintain procedures for addressing and responding to all inquiries or complaints from its customers and employees about the companies' handling of personal information.

10.2 The Bell Companies shall inform their customers and employees about the existence of these procedures as well as the availability of complaint procedures.

10.3 The person or persons accountable for compliance with the Bell Code may seek external advice where appropriate before providing a final response to individual complaints.

10.4 The Bell Companies shall investigate all complaints concerning compliance with the Bell Code. If a complaint is found to be justified, the company shall take appropriate measures to resolve the complaint including, if necessary, amending its policies and procedures. A customer or employee shall be informed of the outcome of the investigation regarding his or her complaint.

For more information on the Bell Companies' commitment to privacy, contact any of the Bell Companies at the number shown on your monthly bill, or contact us through one of the following websites:

     WWW.BELL.CA
     WWW.BELLMOBILITY.CA
     WWW.BELLNEXXIA.COM
     WWW.BELLACTIMEDIA.COM
     WWW.EXPRESSVU.COM

For copies of the CSA Model Code for the Protection of Personal Information contact:

     Canadian Standards Association 178
     Rexdale Blvd.
     Etobicoke, Ontario
     M9W 1R3

(BELL LOGO)

(C)Copyright 2000

                                     ANNEX D

                             SERVICE LEVEL AGREEMENT

                                     FARMOSA

                             SERVICE LEVEL AGREEMENT

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
1 INTRODUCTION ..........................................................     1

  1.1 Implementation ....................................................     1

  1.2 Effective Date ....................................................     2

  1.3 Organization of this Agreement ....................................     2

  1.4 Attachments .......................................................     2

  1.5 Time ..............................................................     2

  1.6 Calendar Months ...................................................     2

PART ONE - FARMOSA BILLING OPERATIONS SERVICE LEVELS ....................     3

1 DEFINITIONS ...........................................................     3

  1.1 Definitions .......................................................     3

2 PERFORMANCE CREDITS AND EARNBACK CREDITS FOR CRITICAL SERVICE LEVELS ..     7

  2.1 Performance Credits for Service Level Failures ....................     7

  2.2 Earnback Credits ..................................................    10

3 PAYMENT AND REPORTING OF PERFORMANCE CREDITS AND EARNBACK CREDITS .....    10

  3.1 Payment of Performance Credits and Earnback Credits ...............    10

  3.2 Reporting and Invoicing Related to Performance Credits and Earnback
      Credits ...........................................................    10

4 REPORTING .............................................................    11

  4.1 Reporting .........................................................    11

5 [INTENTIONALLY DELETED] ...............................................    12

6 PROBLEM ESCALATION FOR SERVICE LEVEL FAILURES AND IMPROVEMENT OF CSLS
  AND ISLS ..............................................................    12

  6.1 Problem Escalation for Service Level Failures .....................    12

  6.2 Improvement Plans for Important Service Levels ....................    13

  6.3 Root Cause Analysis for Incidents .................................    13

7 TERMINATION FOR SERVICE LEVEL DEFAULT .................................    13

  7.1 Service Level Default .............................................    13

PART TWO - GENERAL PROVISIONS ...........................................    15

1 GENERAL PROVISIONS ....................................................    15

                                TABLE OF CONTENTS
                                   (continued)

                                                                            PAGE
                                                                            ----
  1.1 General ...........................................................    15

  1.2 Measurement and Monitoring Methodologies ..........................    15

  1.3 Additions and Deletions of Important Service Levels ...............    15

  1.4 Review of and Changes to Critical Service Levels ..................    16

  1.5 Customer Satisfaction Survey ......................................    17

  1.6 Commencement of Obligations .......................................    18

  1.7 Cooperation .......................................................    18

  1.8 Exception to Service Level Failures ...............................    18

  1.9 Grace Periods .....................................................    19

1    INTRODUCTION

1.1  IMPLEMENTATION

This Service Level Agreement (referred to herein as "THIS AGREEMENT") replaces the existing service level regime under the Further Amended and Restated Master Outsourcing Services Agreement (the "FARMOSA") dated as of July 1, 2003 between Bell Canada ("BELL") and Amdocs Canadian Managed Services Inc. (formerly Certen Inc., and referred to herein as "ACMS") with the Service Level regime set forth herein. Bell and ACMS are each referred to herein as a "PARTY" and collectively as the "PARTIES".

In order to implement this Agreement, the following consequential amendments are hereby made to the FARMOSA as of the Effective Date:

     (i) Sections 7.3, 7.4, 7.6, 7.9, and Exhibit C-1 and Exhibit C-2, of the FARMOSA are hereby deleted in their entirety;

     (ii) the portion of the fourth sentence of Section 21.2 of the FARMOSA which reads "(subject to Section 3.9.3 of Exhibit C-1 and Section X of Exhibit C-2)" is hereby deleted;

     (iii) the definition of the term "Service Levels" in the FARMOSA is hereby deleted and replaced with the definition in Part One of this Agreement below;

     (iv) the reference to the defined term "Penalty Rebates" and the term "Section 7" in Section 12.1 of the FARMOSA are each hereby deleted;

     (v) the reference to the defined term "Penalty Rebates" in Section 25.1(A) of the FARMOSA is hereby replaced with the words "Performance Credits and Additional Performance Credits";

     (vi) the beginning of Section 18.2 of the FARMOSA that reads "Subject to
          Section 3.9.3 of Exhibit C-1 and Section X of C-2" is replaced with a reference to Section I.7.1 of this Agreement;

     (vii) the [**] referenced in Section 9.1 of the FARMOSA for the [**] year of the Term is changed to the [**] year of the Term (i.e. the year [**]), and unless otherwise mutually agreed, the Parties will use commercially reasonable efforts to complete and implement such survey by [**]; and

     (viii) all references in the FARMOSA to Exhibits C-1 and C-2 of the FARMOSA that are not otherwise amended above are hereby deleted and replaced with a reference to this Agreement.

The Parties agree that the implementation of this Agreement shall [**] and that
Section 5.5a of the FARMOSA shall not apply (i.e., the Parties acknowledge that this Agreement does not create any Supplemental Obligations, as that term is defined in the FARMOSA). Except as expressly set forth in Section II.1.4 below, changes to this Agreement requested by Bell shall be subject to the Change Order Process.

1.2  EFFECTIVE DATE

The Service Levels set forth herein shall take effect on [**] (the "EFFECTIVE DATE").

1.3  ORGANIZATION OF THIS AGREEMENT

Part One of this Agreement sets forth the agreement between the Parties relating to Critical Service Levels (CSLs) and Important Service Levels (ISLs) (as those terms are defined below), against which ACMS's performance of certain of the Services will be measured. ACMS agrees to perform each Service for which a Critical Service Level or an Important Service Level has been established at no less than the applicable Expected Service Level (as defined below) for that CSL or ISL.

Part Two of this Agreement contains general provisions applicable to Part One of this Agreement.

1.4  ATTACHMENTS

The following Attachments are attached hereto and incorporated herein by reference:

     Attachment SLA-A Critical Service Levels

     Attachment SLA-B Important Service Levels

     Attachment SLA-C Reports

     Attachment SLA-D Service Levels Descriptions

     Attachment SLA-E Service Level Root Cause Analysis Report

1.5  TIME

Unless otherwise expressly stated herein, all times herein are in Eastern Time.

1.6  CALENDAR MONTHS

All references herein to a "month" shall be deemed to mean a calendar month unless otherwise expressly stated.

PART ONE - FARMOSA BILLING OPERATIONS SERVICE LEVELS

1    DEFINITIONS

1.1  DEFINITIONS

Capitalized terms used in this Part One of this Agreement and not defined in this Section I.1.1 or Attachment SLA-D (Service Level Descriptions) will have the meaning set forth in the FARMOSA.

All section references in this Agreement which refer to Sections in Part One of this Agreement shall be formatted as follows: Section I.___. All section references in this Agreement which refer to Sections in Part Two of this Agreement shall be formatted as follows: Section II.___.

In this Part One of this Agreement:

"ADDITIONAL PERFORMANCE CREDIT" has the meaning set out in Section I.2.1(f) of Part One of this Agreement.

"AT RISK AMOUNT" means, for any calendar month during the Term, an amount equal to the At Risk Percentage multiplied by the Total Monthly Charges.

"AT RISK PERCENTAGE" means [**] percent ([**]%).

"BAN" means the billing account number assigned to a Subscriber's account. A Subscriber may have more than one BAN if the Subscriber subscribes for more than one service.

"BILL" means, for each BAN, a print-ready bill image file in the bill format specified by Bell or an e-mail ready electronic statement in the format specified by Bell, in each case containing billing information for that BAN for a Billing Period.

"BILL CATEGORY" means each of [**] Bills.

"BILL DATE" means the first day following the end of a Billing Period for Mobility Bills, Sympatico Bills and Enterprise Services Bills and, for Legacy Bills, the current billing date established by the requirements of the Canadian Radio-Television and Telecommunications Commission.

"BILL ERROR" means any of the following errors, defects or mistakes in a Legacy Bill, Mobility Bill, Sympatico Bill, Conso Bill or Enterprise Services Bill:

     (a)  a mistake in the [**];

     (b) incorrect bill details (e.g. a call for which the displayed [**] is incorrect even though [**] for that call is correct);

     (c) missing [**] details even if the [**] is correct (excluding calls in "Error Management");

     (d)  if the [**] of the Bill does [**] the [**];

     (e) in the case of a Conso Bill, if all required Bill Categories [**] are not included in the Conso Bill [**];

     (f)  errors in [**] and [**] and [**] calculation errors;

     (g)  Bills with missing or incorrect [**]; and

     (h) such other errors, defects or mistakes that the Parties may mutually agree from time to time are bill errors.

"BILLING CYCLE" means the period of time in which Bills are processed for a particular group of accounts.

"BILLING PERIOD" means the period of time for which an account is billed as specified by Bell.

"CONSO" means the [**] platform, as such platform may evolve during the Term.

"CONSO BILL DATE" means the bill date of a Conso Bill assigned to such Conso Bill by Conso.

"CONSO BILLS" means (i) Bills which are processed by Conso, including the [**] and [**] of [**] of any of [**] into one consolidated Bill known as [**]; and
(ii) [**]. Each Conso Bill (including [**]) is assigned a new [**].

"CONTRACT YEAR" shall mean each calendar year of the Term, with the first Contract Year being the period beginning on the Effective Date and ending on December 31, 2006, and the final Contract Year ending on the date of termination or expiration of the FARMOSA.

"CRITICAL SERVICE LEVEL" or "CSL" means a measurable aspect of performance specified in Attachment SLA-A (Critical Service Levels) and Attachment SLA-D (Service Levels Descriptions) with respect to certain Services for each Performance Category for each Bill Category or Environment, as applicable, for which a Performance Credit and Additional Performance Credit may be payable. Each CSL consists of an Expected Service Level and a Minimum Service Level.

"CSL ALLOCATION PERCENTAGE" for a CSL means that portion of the Performance Category Allocation Percentage, expressed as a percentage, allocated to the CSL in Attachment SLA-A (Critical Service Levels) for the purpose of calculating Performance Credits. The sum of the CSL Allocation Percentages within each Performance Category shall equal [**] percent ([**]%).

"EARNBACK CREDIT" has the meaning set out in Section I.2.2 (Earnback Credits) of Part One of this Agreement.

"ENTERPRISE SERVICES BILLS" means Bills processed by [**] for such [**] customers as are designated by Bell from time to time, excluding [**] Bills.

"ENVIRONMENT" means each of [**].

"EXPECTED SERVICE LEVEL" means the expected level of performance specified in Attachment SLA-A (Critical Service Levels) or Attachment SLA-B (Important Service Levels) with respect to certain Services for which a Service Level is established therein.

"IMPORTANT SERVICE LEVEL" or "ISL" means a measurable aspect of performance specified in Attachment SLA-B (Important Service Levels) and Attachment SLA-D (Service Levels Descriptions) with respect to certain Services for a Bill Category or Environment, as applicable, for which no Performance Credit is payable, but which are important to Bell's business. Each ISL consists of an Expected Service Level only.

"GRACE PERIOD MINIMUM SERVICE LEVEL" means [**]%.

"INCIDENT" means a single event, problem or incident that has caused an adverse impact on the functionality or operation of the Systems or an interruption or a reduction in the performance of any Services.

"INVOICE" means (i) [**] which are printed and placed in an envelope or package with proper postage and with such attachments as are specified by Bell and (ii) [**] and attachments which are put onto CD-ROM or such other type of electronic format as Bell may specify.

"INVOICE ERROR" means: (i) any of the following errors, mistakes or defects in an Invoice which effectively prevent the [**] without correction or further information: (A) any part of the Invoice is [**] (e.g. because font or printing is [**], or the print on the Invoice is [**]), (B) the Invoice contains the incorrect [**], or (C) the [**] is not properly [**] and cannot be read by a [**]; or (ii) such other errors, defects or mistakes that the Parties may mutually agree from time to time are invoice errors.

"LEGACY" means the [**] platform which hosts the Legacy applications, as such platform may evolve during the Term.

"LEGACY BILLS" means Bills processed by Legacy, including Bills processed for the [**] line of business.

"MEASUREMENT WINDOW" means the period of time during which ACMS's performance of the Services for a Service Level will be measured as specified in Attachment SLA-A (Critical Service Levels) and Attachment SLA-B (Important Service Levels).

"MINIMUM SERVICE LEVEL" means the minimum level of performance specified in Attachment SLA-A (Critical Service Levels) with respect to certain Services for each Performance Category for each Bill Category or Environment, as applicable, for which a Service Level is established.

"MOBILITY BILLS" means Bills processed by NM1 for the cellular line of business of the Persons authorized to use the Services for both consumer and business customers.

"NM1" means the "NM1" platform, as such platform may evolve during the Term.

"PERFORMANCE CATEGORY" means each of the categories identified as "Performance Categories" in Attachment SLA-A (Critical Service Levels).

"PERFORMANCE CATEGORY ALLOCATION PERCENTAGE" for a Performance Category means that portion of the At Risk Percentage, expressed as a percentage, allocated to the Performance Category in Attachment SLA-A (Critical Service Levels). The sum of the Performance Category Allocations shall equal [**] percent ([**]%).

"PERFORMANCE CREDIT" means an amount calculated in accordance with Part One of this Agreement to be paid to Bell by ACMS in connection with Service Level Failures.

"ROOT CAUSE ANALYSIS" means an analysis process undertaken to identify and quantify the underlying cause(s) of an Incident, and to document the necessary corrective actions to be taken to prevent recurring Incidents and/or trends which could result in Incidents, including the prompt completion by ACMS and delivery to Bell of a Service Level Root Cause Analysis report in the form attached as Attachment SLA-E (Service Level Root Cause Analysis Report).

"SERVICE LEVEL DEFAULT" has the meaning given to it in Section I.7.1(a).

"SERVICE LEVELS" means the Critical Service Levels and the Important Service Levels.

"SERVICE LEVEL FAILURE" means, with respect to a Critical Service Level, each calendar month during the Term that ACMS:

     (a) performs such CSL at a level equal to or greater than the applicable [**], but below the applicable [**], and such month constitutes the [**] in any [**] period in which ACMS has performed such CSL for the same Bill Category or Environment at a level which is equal to or greater than the [**], but below the applicable [**]; or

     (b) performs such CSL at a level which is less than the applicable [**] or, as prescribed in Section II.1.9 below, the [**] if applicable.

"SINGLE" means (i) [**] which is initially processed in either the [**], respectively, and which is re-formatted but not [**] or (ii) a Bill for [**] services which is re-formatted but not [**] in Conso.

"SUBSCRIBER" means any customer, whether a consumer or business, of Bell or any of the Persons authorized to use the Services.

"SURVEY" has the meaning set out in Section II.1.5 (Customer Satisfaction
Survey).

"SP VOICE" means the "SP Voice" platform, as such platform may evolve during the Term.

"SYMPATICO" means the "Sympatico/IAF" platform, as such platform may evolve during the Term.

"SYMPATICO BILLS" means Bills processed by Sympatico.

"TOTAL MONTHLY CHARGES" means the total amount of all Base Fees invoiced by ACMS to Bell for all Services provided in the relevant calendar month pursuant to the FARMOSA.

2    PERFORMANCE CREDITS AND EARNBACK CREDITS FOR CRITICAL SERVICE LEVELS

2.1  PERFORMANCE CREDITS FOR SERVICE LEVEL FAILURES

(a)  General.

This Section I.2.1 outlines the circumstances under which Bell will be entitled to Performance Credits and Additional Performance Credits for Service Level Failures which will, subject to ACMS's ability to earn off-setting Earnback Credits as set forth in Section I.2.2, be paid by ACMS to Bell.

(b)  Genuine Estimate.

The Performance Credits and Additional Performance Credits have been designed to encourage the consistent and timely delivery of the Services. The Parties agree that the Performance Credits and Additional Performance Credits provided for herein reflect a genuine estimate of the diminution in the value of the Services that will result from a Service Level Failure. The Parties further agree that the Performance Credits and the Additional Performance Credits do not constitute, nor shall they be construed or interpreted as being, penalties.

(c)  Performance Credits.

If a Service Level Failure occurs in any calendar month during the Term in respect of any Critical Service Level, ACMS shall pay a Performance Credit to Bell in accordance with this Section I.2.1 and Section I.3.1. ACMS's performance with respect to each CSL will be measured in accordance with and reported in the reports specified in Section I.4 (Reporting) of this Part One.

(d)  Calculation of Performance Credits.

For each Service Level Failure, ACMS will provide to Bell a Performance Credit computed in accordance with the following formula:

     Performance Credit = A X B X C X D

     Where:

          A = the Performance Category Allocation Percentage specified in Attachment SLA-A (Critical Service Levels) for the Performance Category containing the applicable CSL;

          B = the CSL Allocation Percentage specified in Attachment SLA-A (Critical Service Levels) for the applicable CSL;

          C =  the At Risk Percentage; and

          D =  the [**] for the month in which the Service Level Failure occurs.

An example of the calculation of a Performance Credit is set out below:

     Assume that a Service Level Failure occurs when ACMS fails to meet the Minimum Service Level with respect to [**] for Sympatico Bills in the Performance Category "[**]". Assume further that ACMS's [**] for the month in which the Service Level Failure occurred were $[**], the CSL Allocation Percentage for that CSL is [**]% and the Performance Category Allocation Percentage for that Performance Category is [**]%. The Performance Credit due to Bell for such Service Level Failure would be $[**] and would be calculated as follows:

          A = [**]% (the Performance Category Allocation Percentage); multiplied by

          B =  [**]% (the CSL Allocation Percentage); multiplied by

          C =  [**]% (the At Risk Percentage); multiplied by

          D =  $[**];

          Equals $[**].

(e)  Monthly Sum.

If more than one Service Level Failure occurs in a single month, the sum of the corresponding Performance Credits will be paid to Bell as set forth in Part One of this Agreement subject to the limitations set forth in Section I.2.1(g) (Monthly Limit).

(f)  Additional Performance Credits for Subsequent Service Level Failures.

Subject to Section I.2.1(g) (Monthly Limit), if there occurs a Service Level Failure in [**] or more consecutive months in respect of the same Critical Service Level for the same Bill Category or Environment, in addition to the Performance Credit for the Service Level Failure earned in the second or more consecutive months, ACMS shall provide Bell with a further amount (an "ADDITIONAL PERFORMANCE CREDIT") in respect of each subsequent consecutive month equal to:

     (i) for the [**] month in which such Service Level Failure occurs, the amount of the Performance Credit earned by Bell for such Service Level Failure in accordance with Section I.2.1(d) divided by [**]; and

     (ii) for the [**] month in which such Service Level Failure occurs, the amount of the Performance Credit earned by Bell for such Service Level Failure in accordance with Section I.2.1(d).

For example, using the example in Section I.2.1(d) above, if ACMS failed to meet the Sympatico [**] Minimum Service Level in [**] consecutive months, Bell would be entitled to a

Performance Credit of $[**] for the first failure, a Performance Credit of $[**] plus an Additional Performance Credit of $[**] for the [**] consecutive failure, and a Performance Credit of $[**] plus an Additional Performance Credit of $[**] for the [**] consecutive failure.

ACMS may earn an Earnback Credit in accordance with Section I.2.2 (Earnback Credit) which will be used to offset and cancel the related Performance Credit and Additional Performance Credit (but only for the most recent month in respect of which a Performance Credit and an Additional Performance Credit was incurred).

(g)  Monthly Limit.

The total amount of all Performance Credits and Additional Performance Credits to be paid to Bell for Service Level Failures in any single calendar month shall not exceed the [**] Amount for such month.

(h)  Annual Limit.

The total amount of all Performance Credits and Additional Performance Credits paid to Bell for Service Level Failures in any Contract Year shall not exceed $[**].

(i)  Payment of Performance Credits and Additional Performance Credits.

The Performance Credit and Additional Performance Credit, if any, for each Service Level Failure shall, subject to Section I.2.1(g) (Monthly Limit),
Section I.2.1(h) (Annual Limit) and Section I.2.2 (Earnback Credits), be paid to Bell in accordance with Section I.3.1 (Payment of Performance Credits and Earnback Credits). ACMS acknowledges and agrees that payment of any Performance Credits or Additional Performance Credits are [**] with respect to a Service Level Failure, and Bell shall have [**] provided to Bell in the FARMOSA or otherwise available to [**], provided that the amount of Performance Credits or Additional Performance Credits paid by ACMS associated with any such Service Level Failure will be deducted from the amount of any [**], and all [**] provisions of the FARMOSA.

2.2  EARNBACK CREDITS

If, during the [**] month period immediately following the month in which a Service Level Failure occurs with respect to a particular CSL, ACMS achieves, with respect to that CSL, a performance that is equal to or greater than the applicable Expected Service Level in each of those [**] months, then ACMS will receive a credit (an "EARNBACK CREDIT") equal to the amount of the Performance Credit and Additional Performance Credit, if any, provided by ACMS for the Service Level Failure with respect to that CSL in the month which preceded the two month period, which Earnback Credit shall offset and cancel such Performance Credit and Additional Performance Credit, if any. For the purposes of calculating the Earnback Credit, a month in which a "Grace Period" applies as set forth in Section II.1.9 below will not be considered, provided that ACMS otherwise meets or exceeds the [**] for that month. For example, (x) if a Performance Credit is earned in [**], and a Grace Period occurs in [**] and ACMS meets the [**] for that month, then the first month used for calculating the Earnback Credit will be [**] or (y) if a Performance Credit is earned in [**], and a Grace Period occurs in

[**] and ACMS meets the [**] for that month, then [**] and [**] will be used for calculating the Earnback Credit.

3    PAYMENT AND REPORTING OF PERFORMANCE CREDITS AND EARNBACK CREDITS

3.1  PAYMENT OF PERFORMANCE CREDITS AND EARNBACK CREDITS.

All Performance Credits and Additional Performance Credits earned in a Contract Year that have not subsequently been offset by a corresponding Earnback Credit earned in that Contract Year shall be paid directly to Bell within [**] days of the end of such Contract Year. In the circumstances where it will not be known whether a Performance Credit and any Additional Performance Credit will be offset and cancelled by a corresponding Earnback Credit until the following Contract Year, such Performance Credit and Additional Performance Credit, if any, will not be paid directly to Bell at the end of such Contract Year, but will be carried over until the following Contract Year. Unless ACMS earns an Earnback Credit which offsets and cancels such deferred Performance Credit and any Additional Performance Credit, such carried over Performance Credit and Additional Performance Credit, if any, will be paid directly to Bell within [**] days of the end of the second Contract Year following the Contract Year in which the Service Level Failure giving rise to such carried over Performance Credit and any Additional Performance Credit occurred.

3.2  REPORTING AND INVOICING RELATED TO PERFORMANCE CREDITS AND EARNBACK CREDITS

In addition to the reports provided by ACMS to Bell under Section I.4.1(a) and
Section I.4.1(b), ACMS will provide to Bell, within [**] calendar days after the end of each month, a report that sets forth, at a minimum, the following:

     (i) statistics detailing ACMS's monthly performance with respect to each Critical Service Level for each month during the preceding [**] month period;

     (ii) year-to-date monthly average of ACMS's performance with respect to each Critical Service Level;

     (iii) the total dollar amount of all known Performance Credits and Additional Performance Credits earned by Bell during the preceding month, year-to-date (YTD) and during the preceding [**] month period; and

     (iv) the total dollar amount of all known Earnback Credits earned by ACMS during the prior month, [**] and during the preceding [**] month period.

4    REPORTING

4.1  REPORTING

(a)  Measurement by ACMS.

ACMS shall measure its performance with respect to each of the Services for which a Service Level has been established in this Part One of this Agreement on a monthly basis during the Term based on the definitions in Attachment SLA-D and the Measurement Window set forth in Attachement SLA-A and Attachment SLA-B, as the case may be.

(b)  Monthly Reporting.

Within [**] calendar days after the end of each month, ACMS will provide to Bell a set of reports in the form attached as Attachment SLA-C (Reports) in hard-copy and soft-copy form, detailing the actual measured level of performance for each Service Level for the preceding month. For each percentage (%) value related to the Service Levels, both the numerator and the denominator will be disclosed to Bell by ACMS. ACMS shall also provide Bell, promptly following a request by Bell, where technically possible, with copies of the extracts of the underlying source data upon which such reports were prepared sufficient to enable Bell to be able to confirm the accuracy and completeness of such reports and to verify ACMS's performance of the Services in relation to the Service Levels. Bell may by giving written notice to ACMS require ACMS to modify the form or required content of such reports, or to require ACMS to provide additional reports in such form and containing such information as Bell may request. ACMS's expenses associated with any changes to reporting required by Bell, which result in the development or modification of reporting tools, will be paid by Bell. The detailed supporting information for each report shall be provided to Bell in such format as may be requested by Bell. The data and detailed supporting information shall be Bell's Confidential Information, and ACMS shall make such information accessible to Bell in accordance with the FARMOSA.

In each monthly report regarding ACMS's performance of the Services, ACMS agrees, with respect to the immediately preceding month, to (i) notify Bell of any Performance Credits, including Additional Performance Credits, to which Bell is entitled; (ii) describe any Service Level Failure that occurred; and (iii) describe any failure to meet any Expected Service Level.

The accuracy and completeness of the reports required to be delivered by ACMS under this Section I.4.1(b) and Section I.3.2 of this Part One of this Agreement shall be subject to audit by Bell pursuant to Section 23 of the FARMOSA.

5    [INTENTIONALLY DELETED]

6    PROBLEM ESCALATION FOR SERVICE LEVEL FAILURES AND IMPROVEMENT OF CSLS AND
     ISLS

6.1  PROBLEM ESCALATION FOR SERVICE LEVEL FAILURES

(a) Promptly and, unless otherwise agreed in writing by Bell, in any event no later than [**] calendar days after the earlier of: (i) ACMS's discovery of a Service Level Failure; or (ii) ACMS's receipt of notice from Bell regarding such Service Level Failure; ACMS shall, [**]: (A) perform a Root Cause Analysis to identify the cause of such Service Level Failure; (B) provide Bell with a written report detailing the cause of such Service Level Failure; and (C) provide Bell with satisfactory evidence that such Service Level Failure will not recur.

(b) In the event of a Service Level Failure, Bell may provide ACMS with notice that it is invoking the procedure in Section I.6.1(c) below upon determination, pursuant to Root Cause Analysis, that ACMS or any of its subcontractors, including its Affiliates, was a material contributing cause of the applicable Service Level Failure. Any such notice shall set forth the nature of the Service Level Failure, the impact that the Service Level Failure has had on Bell and the required response from ACMS.

(c) Following receipt of the notice provided for in Section I.6.1(b) above, ACMS shall provide a corrective action plan to Bell, which shall be subject to Bell's prior written approval, to meet the Expected Service Level associated with such Service Level Failure. Such corrective action plan shall be provided to Bell within [**] Business Days of receipt of such notice from Bell. Such plan shall at a minimum establish:

     (i) the planned actions and the related key milestones by which such actions will be completed;

     (ii) any proposed workarounds as an interim solution to providing a permanent fix, where such workarounds have not already been provided as part of ACMS's obligation to provide the Services; and

     (iii) the criteria for demonstrating that the underlying problem relating to the Service Level Failure has been resolved.

     Once approved by Bell, ACMS shall implement the foregoing corrective action plan at its sole cost and expense.

(d) Even if Bell invokes the procedure set forth in Section I.6.1(c) and any actions set forth under the procedure have commenced, Bell shall be entitled to terminate the FARMOSA in accordance with Section I.7 below if there has occurred a Service Level Default.

6.2  IMPROVEMENT PLANS FOR IMPORTANT SERVICE LEVELS

If ACMS fails to satisfy any ISL for [**] consecutive months or [**] times during any [**] consecutive calendar months, ACMS, shall, at Bell's option:

     (a) perform a Root Cause Analysis to identify the cause of such failure to satisfy the ISL;

     (b) provide Bell with a written report detailing the cause of, and procedure for correcting, such failure; and

     (c) promptly provide to Bell a written plan for improving ACMS's performance so as to satisfy the ISL within [**] days after ACMS's [**] or [**] (as applicable) failure to perform at a level in compliance with such ISL. Once such plan is approved by Bell, ACMS shall implement the plan at its sole costs and expense. Following the implementation of such plan, ACMS will provide to Bell monthly status reports containing progress updates until such time as ACMS's performance is in compliance with the applicable ISL.

6.3  ROOT CAUSE ANALYSIS FOR INCIDENTS.

At any time that an Incident occurs with respect to the performance of any of the Services, Bell may at its option request ACMS to, at ACMS's expense:

     (a)  perform a Root Cause Analysis to identify the cause of such Incident;
          and

     (b) provide Bell with a written report detailing the cause of and, if requested by Bell, a procedure and plan for correcting, such Incident.

ACMS shall promptly implement such plan, at ACMS's expense, if requested by Bell.

7    TERMINATION FOR SERVICE LEVEL DEFAULT

7.1  SERVICE LEVEL DEFAULT.

(a) The occurrence of any one or more of the following events shall constitute a Service Level default (a "SERVICE LEVEL DEFAULT"):

     (i) if in any calendar month ACMS [**] at levels which are [**] than the applicable [**] or, as prescribed by Section II.1.9 below, [**], as applicable.

     (ii) if in a period of [**] consecutive months, ACMS performs, in each of such [**] months, the same [**] or [**] Critical Service Level for the same Bill Category or Environment at a level which is less than the [**] or, if applicable in any month during such [**]month period under
          Section II.1.9 below, then for that month, the [**];

     (iii) if in a period of [**] consecutive months, ACMS performs, in each of such [**] months, the same [**] Critical Service Level for the same Bill Category or

          Environment at a level which is less than the [**] or, if applicable in any month during such [**] month period under Section II.1.9 below, then for that month, the [**];

     (iv) if, in [**] consecutive months, ACMS performs, in each of such [**]consecutive months, the same [**] Critical Service Level for the same Bill Category or Environment at a level which is [**]% below the [**] or, if applicable in any month during such [**] month period under Section II.1.9 below, then for that month, the [**], for that CSL (i.e. the level equal to the value of the [**] set forth in Attachment SLA-A (Critical Service Levels) minus [**]% or, if applicable, the [**] minus [**]%); or

     (v) if, in [**] consecutive months, ACMS performs, in each of such [**]consecutive months, the same [**] Critical Service Level for the same Bill Category or Environment at a level which is [**]% below the [**] or, if applicable in any month during such [**] month period under Section II.1.9 below, then for that month, the [**], for that CSL (i.e. the level equal to the value of the [**] set forth in Attachment SLA-A (Critical Service Levels) minus [**]% or, if applicable during such [**] month period, the [**]%). The foregoing shall not apply to an [**] CSL where the average volume of [**] for that CSL for that [**] month period was less than [**].

(b) Upon the occurrence of a Service Level Default, Bell shall have the right, in addition to any other rights or remedies available to it at law or under the FARMOSA, to terminate the FARMOSA for material breach pursuant to Section 21.2 of the FARMOSA, provided that, notwithstanding Section 21.2, Bell shall have no obligation to provide ACMS with [**] for such breach, nor shall Bell have any obligation to comply with the [**] set forth in [**] of the FARMOSA prior to exercising such right to terminate the FARMOSA. Nevertheless, Bell shall, in the event of a Dispute, comply with the escalation procedures set forth in Section
18.1 (Dispute Resolution) of the FARMOSA prior to exercising such right to terminate the FARMOSA, provided that the first and second time periods referred to in Section 18.1b shall both be limited to [**] calendar days (for clarity, if the Dispute cannot be resolved in such [**] day period, Bell shall immediately thereafter have the right to terminate the FARMOSA upon notice). ACMS shall have the right to Dispute, pursuant to the provisions of Section 18.2 of the FARMOSA, such termination after the effective date of the termination as set out in the termination notice.

PART TWO - GENERAL PROVISIONS

1    GENERAL PROVISIONS

1.1  GENERAL

The provisions of this Part Two shall apply to Part One of this Agreement.

1.2  MEASUREMENT AND MONITORING METHODOLOGIES

ACMS agrees to document within [**] days of the Effective Date a detailed description of the measurement and monitoring tools and methodologies and quality assurance provisions which will be used by ACMS to measure its performance of the Services relative to the Service Levels (the "MEASURING TOOLS AND METHODOLOGIES") and for the purpose of establishing and monitoring compliance with the Service Levels in accordance with this Agreement. ACMS agrees to demonstrate to Bell such Measuring Tools and Methodologies whenever requested by Bell.

1.3  ADDITIONS AND DELETIONS OF IMPORTANT SERVICE LEVELS

(a)  Initial ISLs.

For those ISLs for which Bell does not have at least [**] consecutive months of verifiable performance measurements, as documented in Attachment SLA-B (Important Service Levels), ACMS will measure and, on a monthly basis, document its actual performance of such Services for a period of [**] consecutive months following the Effective Date. The initial Expected Service Level for such ISL shall be equal to the average performance of such service achieved during the last [**] months of such [**] month period.

(b)  Additions to Important Service Levels.

At any time during the term of the FARMOSA, Bell may add Important Service Levels by giving written notice to ACMS which notice shall be delivered to ACMS at least [**] days prior to the date on which Bell requests that such additions are to be effective (subject to any additional time necessary to complete the measurements described in subsection (ii) below). Bell may not deliver such a notice (which notice may contain multiple additions to the Important Service Levels) more than [**]. New Important Service Levels will be implemented pursuant to the Change Order Process. Agreed new Important Service Levels will be established in one of the following ways:

     (i) where at least [**] months of verifiable performance measurements exist for the new Important Service Level, the Expected Service Level for such Service Level shall be equal to the average performance achieved during the last [**]months of the previous [**] months; or

     (ii) where there are not at least [**] months of verifiable service measurements for a new Important Service Level, ACMS will measure and, on a monthly basis, document its actual performance of such Service Level for [**] consecutive months. The Expected Service Level for such Service Level will be equal to the average of the documented monthly performance achieved during the last [**] months of such [**] month period.

Notwithstanding the foregoing, the Parties agree to add an ISL prior to the end of [**], or such later date as may be specified by Bell, for [**] services based on the following terms: (i) Bell will identify a cluster of significant [**] being performed by ACMS, (ii) ACMS shall measure its performance for the timeliness and accuracy of delivery of such [**], (iii) the Parties shall agree on an Expected Service Level that reflects such performance (provided that if the Parties cannot agree on an Expected Service Level the mechanism above shall apply), and (iv) ACMS shall agree to continuously improve such Expected Service Level during the Term.

(c)  Deletions of Important Service Levels.

Bell may delete an Important Service Level by giving written notice to ACMS, which notice shall be delivered to ACMS at least [**] days prior to the date on which such deletion is to be effective.

1.4  REVIEW OF AND CHANGES TO CRITICAL SERVICE LEVELS

The Parties agree that Critical Service Levels may change over time and that new CSLs may be added to reflect Bell's changing or new business requirements, upon mutual written agreement of the Parties. Accordingly, at least once annually during the term of the FARMOSA, Bell shall consult and review with ACMS, among other things: (a) the possible addition of new CSLs; and (b) proposed adjustments to the CSLs to reflect the anticipated continuous improvements in the services being provided under the FARMOSA. Unless agreed to in writing by Bell, in no event will the CSLs be made less favourable to Bell as a result of such reviews.

The Parties may mutually agree to (and, if agreed, implement pursuant to the Change Order Process):

     (a)  [**];

     (b)  [**]; and/or

     (c)  [**].

Bell shall have the right, without complying with the Change Order Process or obtaining ACMS's agreement, to:

     (d) [**] the Performance Category Allocation Percentages for the Performance Categories (e.g. [**], by giving written notice (which notice may contain multiple changes) to ACMS at least [**] days prior to the date on which such new Performance Category Allocation Percentages are to be effective, not more frequently than [**]month period, provided that [**] Performance Category Allocation Percentage during each such [**] month period may exceed plus or minus [**]% (e.g. if a Performance Category Allocation Percentage for a Performance Category was [**]%, Bell could [**]% provided that it [**] the allocation for one or more other Performance Categories by a total of [**]%); and/or

     (e) [**] the CSL Allocation Percentages for any Critical Service Levels within one or more Performance Categories, [**], by giving written notice (which notice may contain multiple changes) to ACMS at least [**]days prior to the date on which such new CSL Credit Allocation Percentages are to be effective, not more frequently than once in any [**] month period, provided that [**] CSL Allocation Percentage during each such [**]month period may exceed plus or minus [**]% (e.g. if a CSL Allocation Percentage for a CSL was [**]%, Bell could [**]% provided that it [**] the allocation for one or more other CSLs in the same Performance Category by a total of [**]%).

1.5  CUSTOMER SATISFACTION SURVEY

(a)  Annual Customer Satisfaction Survey.

ACMS shall conduct an annual customer satisfaction survey in each calendar year during the term of the FARMOSA related to the performance of the outsourcing operations services under such agreement (the "SURVEY"). ACMS will develop the form, content and scope of the Survey in consultation with Bell. Bell shall have final approval over the form, content and scope of the Survey and the number and type of individuals or groups of individuals who will participate in the Survey. ACMS shall revise and update the Survey each year to reflect changes to such services provided under the FARMOSA and Bell's business as requested by Bell, provided that any updated Survey shall be subject to Bell's approval.

(b)  Reporting.

ACMS shall communicate the results of the Survey to Bell within [**] days of completion of the Survey. ACMS will meet with Bell to review the results of the Survey.

It is Bell's expectation that the results of the Survey will show at least an average score of [**] of customer satisfaction. If the results of the Survey do not show at least an average score of [**]% or higher of customer satisfaction, then ACMS shall provide Bell a written report with respect to the Survey results within [**] days of the provision of the results by ACMS to Bell, which report shall include an action plan to improve customer satisfaction levels. Such plan shall be subject to review and approval by Bell and shall be implemented promptly by ACMS at ACMS's expense. ACMS shall provide monthly status reports to Bell, within [**] Business Days after the end of each month, which shall contain progress updates on the implementation of the action plan.

The results of the Survey shall be subject to audit by Bell to confirm the Survey's accuracy in accordance with Section 23 of the FARMOSA.

1.6  COMMENCEMENT OF OBLIGATIONS

The obligations set forth in this Agreement shall commence on the Effective
Date.

1.7  COOPERATION

The achievement of the Service Levels by ACMS requires the coordinated, collaborative effort of ACMS with other third party service providers, whether subcontractors of Bell or ACMS. ACMS will provide a single point of contact for the prompt resolution of all Service Level Failures, all failures to meet the Expected Service Levels and all failures to provide high quality services to Bell in accordance with FARMOSA, regardless of whether the reason for such Service Level Failures, failures to meet Expected Service Levels or failures to provide high quality Services to Bell, was caused by ACMS, any of its subcontractors (including its Affiliates) or any subcontractor of Bell. ACMS shall be responsible for any Service Level Failure or failure to meet an Expected Service Level attributable to it or any of its subcontractors, including its Affiliates.

1.8  EXCEPTION TO SERVICE LEVEL FAILURES

Notwithstanding Section II.1.7, ACMS shall be temporarily relieved of its obligation to meet the Service Levels set forth herein where such failure is demonstrably attributable (as determined by the Root Cause Analysis) to:

     (a) circumstances that constitute a Force Majeure Event, provided that such Force Majeure Event shall not relieve ACMS of its obligation to provide Disaster Recovery Services under Exhibit I (unless such services are prevented by such Force Majeure Event) or meet any Service Levels unaffected or unrelated to the Force Majeure Event; and further provided that if a disaster recovery or business continuity plan is implemented under the FARMOSA in response to such Force Majeure Event, then this exception shall apply for the duration of such Force Majeure Event up to a maximum of [**] days from the date the Force Majeure Event occurred, provided that the [**] shall apply after the first [**] days of such period and, for clarity, the full Service Levels shall apply after the earlier of the end of the Force Majeure Event or such [**] day period;

     (b) any act or omission of any of Bell's subcontractors or any of Bell's third party suppliers, vendors or other contractors, including [**] and [**] (but excluding, for clarity, ACMS and its subcontractors and Affiliates and any third parties under contracts that were fully assigned to ACMS);

     (c) a failure of one of the BCH Companies (or any of the Canadian Telcos) to fulfill its (or their) part in the Services according to the dependencies of the Parties set forth in Exhibit A of the FARMOSA, or the roles and responsibilities of the Parties set forth in Exhibits O-1 and O-2 of the FARMOSA (or the dependencies and/or roles and responsibilities set forth in Bell's contracts with its subcontractors referenced in paragraph (b) above); or

     (d) a failure arising out of an error or defect in the Legacy Systems and/or Modernized Systems not caused by ACMS or any third party under ACMS' responsibility, control and management (provided that ACMS's subcontractors and Affiliates shall be deemed to be under ACMS's responsibility, control and management);

but in each such case only to the extent and for the duration such Service Level is so affected.

1.9  GRACE PERIODS

ACMS shall be entitled to a [**] grace period for any Critical Service Level where there is a [**] to the Environment that corresponds to such Critical Service Level (e.g. [**]) in accordance with the following (for the purposes of this Section a "PRODUCTION RELEASE" is a release planned by the Parties on an annual basis and, for clarity, as of the Effective Date, current practice is to have approximately [**] Production Releases per Environment per Contract Year):

     (a) ACMS shall be relieved of its obligation to meet the Expected Service Level and Minimum Service Level for such CSLs during the grace period, but shall be required to meet or exceed the Grace Period [**] for such CSLs during the grace period;

     (b) if the date of implementation of the Production Release (the "RELEASE DATE") is on or before [**], the grace period shall be the [**] in which the [**] occurs;

     (c) if the [**], ACMS may elect to have the grace period for such CSL be the [**] in which the [**] occurs or the immediately following [**]. ACMS shall be permitted to make such election on a CSL by CSL basis (i.e. different elections for different CSLs), provided that it makes such election within [**] days after the end of the [**] in which the [**] occurred provided that where ACMS has failed to make such election in such time period it shall be deemed to have elected the [**] in which the [**] occurred; and

     (d) for clarity, the Legacy Environment corresponds to the Legacy Bills Bill Category; the NM1 Environment corresponds to the Enterprise Services and Mobility Bills Bill Categories; the Sympatico Environment corresponds to the Sympatico Bills Bill Category; and the Conso Environment corresponds to the Conso Bills Bill Category.

ACMS or Bell may defer and reschedule the implementation of a Production Release to a mutually agreeable date, if following the current scheduled Release Date would materially affect or impact the quality of the Services or the Service Levels.

                                                               BELL Confidential

                         SLA-A (CRITICAL SERVICE LEVELS)

AT-RISK-PERCENTAGE   [**]

[**] PERFORMANCE CATEGORY ALLOCATION PERCENTAGE

                  EXPECTED   MINIMUM                     CSL      PERFORMANCE [**]
         BILL      SERVICE   SERVICE   MEASUREMENT   ALLOCATION      % OF TOTAL
[**]   CATEGORY     LEVEL     LEVEL       WINDOW     PERCENTAGE     MONTHLY [**]
----   --------   --------   -------   -----------   ----------   ----------------
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
[**]     [**]       [**]       [**]        [**]         [**]            [**]
                                                        ----            ----
                                                        [**]            [**]
                                                        ====            ====

[**] PERFORMANCE CATEGORY ALLOCATION PERCENTAGE

                     EXPECTED   MINIMUM                     CSL
                      SERVICE   SERVICE   MEASUREMENT   ALLOCATION      % OF TOTAL
[**]   ENVIRONMENT     LEVEL     LEVEL       WINDOW     PERCENTAGE     MONTHLY [**]
----   -----------   --------   -------   -----------   ----------   ----------------
[**]       [**]        [**]       [**]        [**]         [**]            [**]
[**]       [**]        [**]       [**]        [**]         [**]            [**]
[**]       [**]        [**]       [**]        [**]         [**]            [**]
                                                           ----            ----
                                                           [**]            [**]
                                                           ====            ====

[**] PERFORMANCE CATEGORY ALLOCATION PERCENTAGE

                     EXPECTED   MINIMUM                     CSL
                      SERVICE   SERVICE   MEASUREMENT   ALLOCATION      % OF TOTAL
[**]   ENVIRONMENT     LEVEL     LEVEL       WINDOW     PERCENTAGE     MONTHLY [**]
----   -----------   --------   -------   -----------   ----------   ----------------
[**]       [**]        [**]       [**]        [**]         [**]            [**]
[**]       [**]        [**]       [**]        [**]         [**]            [**]
[**]       [**]        [**]       [**]        [**]         [**]            [**]
[**]       [**]        [**]       [**]        [**]         [**]            [**]
                                                           ----            ----
                                                           [**]            [**]
                                                           ====            ====

                                                               BELL Confidential

                        SLA-B (IMPORTANT SERVICE LEVELS)

                        BILL CATEGORY OR ENVIRONMENT   MEASUREMENT      EXPECTED
LEGACY SERVICE LEVELS         (as appropriate)            WINDOW     SERVICE LEVEL
---------------------   ----------------------------   -----------   -------------
         [**]                       [**]                   [**]           [**]
         [**]                       [**]                   [**]           [**]
         [**]                       [**]                   [**]           [**]
         [**]                       [**]                   [**]           [**]
         [**]                       [**]                   [**]           [**]

                         BILL CATEGORY   MEASUREMENT      EXPECTED
[**]                    OR ENVIRONMENT      WINDOW     SERVICE LEVEL
----                    --------------   -----------   -------------
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]
[**]                         [**]            [**]           [**]

                                      MEASUREMENT      EXPECTED
[**]                    ENVIRONMENT      WINDOW     SERVICE LEVEL
----                    -----------   -----------   -------------
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]

                                      MEASUREMENT      EXPECTED
[**]                    ENVIRONMENT      WINDOW     SERVICE LEVEL
----                    -----------   -----------   -------------
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]

                                                               BELL Confidential

                                      MEASUREMENT      EXPECTED
[**]                    ENVIRONMENT      WINDOW     SERVICE LEVEL
----                    -----------   -----------   -------------
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]
[**]                        [**]          [**]           [**]

                                      MEASUREMENT      EXPECTED
[**]                    ENVIRONMENT      WINDOW     SERVICE LEVEL
----                    -----------   -----------   -------------
[**]                        [**]          [**]           [**]

                                      MEASUREMENT      EXPECTED
[**]                    ENVIRONMENT      WINDOW     SERVICE LEVEL
----                    -----------   -----------   -------------
[**]                        [**]          [**]           [**]

                                ATTACHMENT SLA-C

                                     REPORTS

Attached hereto as Exhibit A and B are examples of the current level of reporting being provided by ACMS to Bell (the "REPORTING BASELINE"). ACMS shall, at no cost or expense to Bell, continue to provide the information and level of detail contained in the Reporting Baseline adapted to the new format depicted in Exhibits C and D.

                                    EXHIBIT A

                                                                       BELL LOGO

===============================================================================

                               BILLING OPERATIONS

                               EXECUTIVE SCORECARD

                                    JUNE 2006

===============================================================================

                                                                       BELL LOGO

                               KEY VALUE MEASURES

[**]

[**]                   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   2006 YTD SLA EXCL
----                   ---------   ----   ----   ----   ----   ----   ----   --------   -----------------
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
VOLUMES
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**] (#) TOTAL (1)                 [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
   CBSS                            [**]   [**]   [**]   [**]   [**]   [**]
   NIBS                            [**]   [**]   [**]   [**]   [**]   [**]
   Toll Free                       [**]   [**]   [**]   [**]   [**]   [**]

[**]                   OBJECTIVE    JAN   FEB     MAR   APR     MAY    JUN   2006 YTD   2006 YTD SLA EXCL
----                   ---------   ----   ----   ----   ----   ----   ----   --------   -----------------
[**] (2)                  [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
VOLUMES
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
[**] (#)                           [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
[**] (#)                           [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]

NOTES: (1) [**]

       (2) [**]

[**]

[**]                   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   2006 YTD SLA EXCL
----                   ---------   ----   ----   ----   ----   ----   ----   --------   -----------------
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
VOLUMES
[**]                               [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
[**] (#) TOTAL (1)                 [**]   [**]   [**]   [**]   [**]   [**]     [**]           [**]
   [**]                            [**]   [**]   [**]   [**]   [**]   [**]
   [**]                            [**]   [**]   [**]   [**]   [**]   [**]
   [**]                            [**]   [**]   [**]   [**]   [**]   [**]

NOTE: (1) [**]

          [**]

[**]

[**]                   OBJECTIVE   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----                   ---------   ----   ----   ----   ----   ----   ----   ----   ----
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
VOLUMES
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**] (#) (1)                       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

[**]                   OBJECTIVE   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----                   ---------   ----   ----   ----   ----   ----   ----   ----   ----
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
VOLUMES
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**] (#)                           [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

NOTE: (1) [**]

[**]

[**]                   OBJECTIVE   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----                   ---------   ----   ----   ----   ----   ----   ----   ----   ----
[**] (1)                  [**]     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S) (2)               [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]

[**]                   OBJECTIVE   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
----                   ---------   ----   ----   ----   ----   ----   ----   ----   ----
PAGING[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S)                   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]
MODERNIZED                [**]     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**] (3)
[**]:
   8                               [**]   [**]   [**]   [**]   [**]   [**]
   7                               [**]   [**]   [**]   [**]   [**]   [**]
   6                               [**]   [**]   [**]   [**]   [**]   [**]
   5                               [**]   [**]   [**]   [**]   [**]   [**]
   4                               [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S)                   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]

NOTES: (1) BELL CANADA: [**]

       (2) BELL CANADA [**]

       (3) [**]

[**]                   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   2006 YTD SLA EXCL
----                   ---------   ----   ----   ----   ----   ----   ----   --------   -----------------
[**] (1)                  [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]:
   8                               [**]   [**]   [**]   [**]   [**]   [**]
   7                               [**]   [**]   [**]   [**]   [**]   [**]
   6                               [**]   [**]   [**]   [**]   [**]   [**]
   5                               [**]   [**]   [**]   [**]   [**]   [**]
   4                               [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]

[**]                   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   2006 YTD SLA EXCL
----                   ---------   ----   ----   ----   ----   ----   ----   --------   -----------------
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]
   8                               [**]   [**]   [**]   [**]   [**]   [**]
   7                               [**]   [**]   [**]   [**]   [**]   [**]
   6                               [**]   [**]   [**]   [**]   [**]   [**]
   5                               [**]   [**]   [**]   [**]   [**]   [**]
   4                               [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]

NOTES: (1) [**]

[**]                   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   2006 YTD SLA EXCL
----                   ---------   ----   ----   ----   ----   ----   ----   --------   -----------------
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]
   8                               [**]   [**]   [**]   [**]   [**]   [**]
   7                               [**]   [**]   [**]   [**]   [**]   [**]
   6                               [**]   [**]   [**]   [**]   [**]   [**]
   5                               [**]   [**]   [**]   [**]   [**]   [**]
   4                               [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]
   6                               [**]   [**]   [**]   [**]   [**]   [**]
   5                               [**]   [**]   [**]   [**]   [**]   [**]
   4                               [**]   [**]   [**]   [**]   [**]   [**]
   3                               [**]   [**]   [**]   [**]   [**]   [**]
   2                               [**]   [**]   [**]   [**]   [**]   [**]
VOLUME (# 000'S)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]            [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]

[**]

*[**]%                 OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
------                 ---------   ----   ----   ----   ----   ----   ----   --------
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**] (# 000's)                     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                               [**]   [**]   [**]   [**]   [**]   [**]     [**]

PAYMENTS INFORMATION

                             JUNE               JULY                AUG
                       ----------------   ----------------   ----------------
[**]                   $AMOUNT   VOLUME   $AMOUNT   VOLUME   $AMOUNT   VOLUME
----                   -------   ------   -------   ------   -------   ------
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]

[**]                   $AMOUNT   VOLUME   $AMOUNT   VOLUME   $AMOUNT   VOLUME
----                   -------   ------   -------   ------   -------   ------
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]

PAYMENTS INFORMATION

                             JUNE               JULY                AUG
                       ----------------   ----------------   ----------------
[**]                   $AMOUNT   VOLUME   $AMOUNT   VOLUME   $AMOUNT   VOLUME
----                   -------   ------   -------   ------   -------   ------
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]

[**]                   $AMOUNT   VOLUME   $AMOUNT   VOLUME   $AMOUNT   VOLUME
----                   -------   ------   -------   ------   -------   ------
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]
[**]                     [**]     [**]

                                                                       BELL LOGO

===============================================================================

                              BUSINESS OPERATIONAL

                             SERVICE LEVEL MEASURES

===============================================================================

BUSINESS OPERATIONAL - BILLING SERVICE LEVELS

                                                                           2006 YTD
[**]               OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   (% EXCL FEB)
----               ---------   ----   ----   ----   ----   ----   ----   ------------
[**]                  [**]     [**]   [**]   [**]   [**]   [**]   [**]       [**]
Volume (# 000's)               [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**]                  [**]     [**]   [**]   [**]   [**]   [**]   [**]       [**]
Volume (# 000's)               [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**]                  [**]     [**]   [**]   [**]   [**]   [**]   [**]       [**]
Volume (# 000's)               [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**]                  [**]     [**]   [**]   [**]   [**]   [**]   [**]       [**]
Volume (# 000's)               [**]   [**]   [**]   [**]   [**]   [**]       [**]

                                                                           2006 YTD
[**]               OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   (% EXCL FEB)
----               ---------   ----   ----   ----   ----   ----   ----   ------------
[**]                           [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**]                           [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**]                           [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**] Total            [**]     [**]   [**]   [**]   [**]   [**]   [**]       [**]
Volume (#) Total               [**]   [**]   [**]   [**]   [**]   [**]       [**]
[**]                  [**]     [**]   [**]   [**]   [**]   [**]   [**]       [**]
Volume (#)                     [**]   [**]   [**]   [**]   [**]   [**]       [**]

BUSINESS OPERATIONAL - PAYMENT SERVICE LEVELS

[**]             OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----             ---------   ----   ----   ----   ----   ----   ----   --------
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]             OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----             ---------   ----   ----   ----   ----   ----   ----   --------
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#) (1)               [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]             OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----             ---------   ----   ----   ----   ----   ----   ----   --------
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)                   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]                [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volumes (#)                  [**]   [**]   [**]   [**]   [**]   [**]     [**]

*    Insufficient Details on Cheques to process

NOTE: (1) MOBILITY for JUNE: [**]

BUSINESS OPERATIONAL - USAGE SERVICE LEVELS

[**]         OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----         ---------   ----   ----   ----   ----   ----   ----   --------
[**]            [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)               [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]            [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)               [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]         OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----         ---------   ----   ----   ----   ----   ----   ----   --------
[**]            [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)               [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]         OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----         ---------   ----   ----   ----   ----   ----   ----   --------
[**]            [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
Volume (#)               [**]   [**]   [**]   [**]   [**]   [**]     [**]

                                                                       BELL LOGO

================================================================================

                                 IT OPERATIONAL

                             SERVICE LEVEL MEASURES

================================================================================

IT SERVICE LEVELS - [**]

[**]   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----   ---------   ----   ----   ----   ----   ----   ----   --------
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]

TICKET      OBJECTIVE   [**]   TOTAL VOLUME
------      ---------   ----   ------------
P1 Outage     [**]      [**]       [**]
P1            [**]      [**]       [**]
P2            [**]      [**]       [**]
P3            [**]      [**]       [**]

  TICKET    OBJECTIVE   [**]   TOTAL VOLUME
---------   ---------   ----   ------------
P1 Outage      [**]     [**]       [**]
P1             [**]     [**]       [**]
P2             [**]     [**]       [**]
P3             [**]     [**]       [**]

IT SERVICE LEVELS - [**]

[**]    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   TARGET
----   ----   ----   ----   ----   ----   ----   --------   ------
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]

IT SERVICE LEVELS - [**][**]

[**]   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----   ---------   ----   ----   ----   ----   ----   ----   --------
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]

TICKET      OBJECTIVE   [**]   TOTAL VOLUME
------      ---------   ----   ------------
P1 Outage     [**]      [**]       [**]
P1            [**]      [**]       [**]
P2            [**]      [**]       [**]
P3            [**]      [**]       [**]

  TICKET    OBJECTIVE   [**]   TOTAL VOLUME
---------   ---------   ----   ------------
P1 Outage      [**]     [**]       [**]
P1             [**]     [**]       [**]
P2             [**]     [**]       [**]
P3             [**]     [**]       [**]

IT SERVICE LEVELS - [**]

[**]    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   TARGET
----   ----   ----   ----   ----   ----   ----   --------   ------
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]

IT SERVICE LEVELS - [**]

[**]   OBJECTIVE    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD
----   ---------   ----   ----   ----   ----   ----   ----   --------
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]      [**]     [**]   [**]   [**]   [**]   [**]   [**]     [**]

TICKET      OBJECTIVE   RESPONSE TIME %   TOTAL VOLUME
------      ---------   ---------------   ------------
P1 Outage      [**]           [**]            [**]
P1             [**]           [**]            [**]
P2             [**]           [**]            [**]
P3             [**]           [**]            [**]

TICKET      OBJECTIVE   RESOLUTION TIME %   TOTAL VOLUME
------      ---------   -----------------   ------------
P1 Outage      [**]            [**]             [**]
P1             [**]            [**]             [**]
P2             [**]            [**]             [**]
P3             [**]            [**]             [**]

IT SERVICE LEVELS - [**]

[**]    JAN    FEB    MAR    APR    MAY    JUN   2006 YTD   TARGET
----   ----   ----   ----   ----   ----   ----   --------   ------
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]      [**]

                                                                       BELL LOGO

===============================================================================

                               BACK UP INFORMATION

                                REVENUE JOURNALS

                          CUSTOMER LOYALTY MEASUREMENTS

===============================================================================

REVENUE JOURNALS - AMDOCS INTERFACE

                                    JUNE 2006

                                 FILES      FILES NOT
           QUANTITY OF FILES   RECEIVED    RECEIVED BY
SYSTEM      EXPECTED BY BELL    BY BELL   BELL ON TIME   ISSUES/COMMENTS
------     -----------------   --------   ------------   ---------------
[**]              [**]           [**]         [**]
[**]              [**]           [**]         [**]
[**]              [**]           [**]         [**]
[**]              [**]           [**]         [**]             [**]
[**]              [**]           [**]         [**]
[**]              [**]           [**]         [**]             [**]
                  ----           ----         ----
   TOTAL          [**]           [**]         [**]
                  ====           ====         ====

REVIEW

REVIEWED ON JULY 27, 2006:

BELL   AMDOCS
----   ------
[**]    [**]
[**]    [**]
[**]
[**]
[**]

ACTION LOG FOR MAY 2006

    ITEMS:                                               PRIME   ACTION:   STATUS
    ------                                               -----   -------   ------
1   [**]                                                  [**]     [**]     [**]
2   [**]                                                  [**]     [**]     [**]
3   [**]                                                  [**]     [**]     [**]
4   [**]                                                  [**]     [**]     [**]

ACTION LOG FOR JUNE 2006

    ITEMS:   PRIME   ACTION:   STATUS
    ------   -----   -------   ------
1    [**]     [**]     [**]     [**]
2    [**]     [**]     [**]     [**]
3    [**]     [**]     [**]     [**]

BELL CANADA CORE - MAY

                                          MARKET
FUNCTION          BTN    CUSTOMER NAME   SEGMENT   ISSUE   IMPACT   FIX
--------          ----   -------------   -------   -----   ------   ----
Data entries      [**]   [**]            [**]      [**]    [**]     [**]
Data entries      [**]   [**]            [**]      [**]    [**]     [**]
Data entries      [**]   [**]            [**]      [**]    [**]     [**]
Data entries      [**]   [**]            [**]      [**]    [**]     [**]
Billing/Mailing   [**]   [**]            [**]      [**]    [**]     [**]
Data entries      [**]   [**]            [**]      [**]    [**]     [**]
Mailing - MSB     [**]   [**]            [**]      [**]    [**]     [**]
Mailing - MSB     [**]   [**]            [**]      [**]    [**]     [**]

[**]
[**]

BELL CANADA CORE - APR

BTN   CUSTOMER NAME   MARKET SEGMENT   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
---   -------------   --------------   -----------   -----------   ------------------
[**]       [**]             [**]       [**]   [**]       [**]             [**]

[**]

BELL CANADA CORE - MAR

BTN   CUSTOMER NAME   MARKET SEGMENT   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
---   -------------   --------------   -----------   -----------   ------------------
[**]       [**]             [**]       [**]   [**]       [**]             [**]

[**]

BELL CANADA CORE - FEB

BTN   CUSTOMER NAME   MARKET SEGMENT   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
---   -------------   --------------   -----------   -----------   ------------------
[**]       [**]             [**]       [**]   [**]       [**]             [**]
[**]       [**]             [**]       [**]   [**]       [**]             [**]

[**]

TICKET   SOURCE   DESCRIPTION/REPORTED PROBLEM   ISSUE IDENTIFIED   NOTES/EXPLAINATION   REASON FOR NON KVM   APRIL    MAY   JUNE
------   ------   ----------------------------   ----------------   ------------------   ------------------   -----   ----   ----
 [**]                         [**]                     [**]                                     [**]           [**]   [**]   [**]
 [**]                         [**]                     [**]                                     [**]           [**]   [**]   [**]
 [**]                         [**]                     [**]                                     [**]           [**]   [**]   [**]
 [**]                         [**]                     [**]                                     [**]           [**]   [**]   [**]

         RELATED   DISPLAY
TICKET   TICKETS    ISSUE?   DESCRIPTION
------   -------   -------   -----------
[**]                 [**]        [**]
[**]                 [**]        [**]

ENTERPRISE SEGMENT - JUNE

BAN NUMBER   CUSTOMER NAME   DESCRIPTION   ROOT CAUSE   ACTION PLAN   ADJUSTMENT AMOUNT$   RESOLUTION DATE
----------   -------------   -----------   ----------   -----------   ------------------   ---------------
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]

[**]

[**]
[**]

CSG SEGMENT - JUNE

BAN NUMBER   CUSTOMER NAME   DESCRIPTION   ROOT CAUSE   ACTION PLAN   ADJUSTMENT AMOUNT$   RESOLUTION DATE
----------   -------------   -----------   ----------   -----------   ------------------   ---------------
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]

[**]

[**]
[**]

ENTERPRISE SEGMENT - MAY

BAN NUMBER   CUSTOMER NAME   DESCRIPTION   ROOT CAUSE   ACTION PLAN   ADJUSTMENT AMOUNT$   RESOLUTION DATE
----------   -------------   -----------   ----------   -----------   ------------------   ---------------
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]

[**]

[**]
[**]
[**]

CSG SEGMENT - MAY

BAN NUMBER   CUSTOMER NAME   DESCRIPTION   ROOT CAUSE   ACTION PLAN   ADJUSTMENT AMOUNT$   RESOLUTION DATE
----------   -------------   -----------   ----------   -----------   ------------------   ---------------
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]

[**]

[**]
[**]
[**]

SMB SEGMENT - MAY

BAN NUMBER   CUSTOMER NAME   DESCRIPTION   ROOT CAUSE   ACTION PLAN   ADJUSTMENT AMOUNT$   RESOLUTION DATE
----------   -------------   -----------   ----------   -----------   ------------------   ---------------
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]
   [**]           [**]       [**]   [**]      [**]          [**]             [**]               [**]

[**]

ENTERPRISE SEGMENT - APR

ERROR   VOLUME OF BANS OR BAN NUMBER   CUSTOMER NAME   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
-----   ----------------------------   -------------   -----------   -----------   ------------------
[**]                [**]                   [**]        [**]   [**]      [**]              [**]
[**]                [**]                   [**]        [**]   [**]      [**]              [**]
[**]                [**]                   [**]        [**]   [**]      [**]              [**]
[**]                [**]                   [**]        [**]   [**]      [**]              [**]
[**]                [**]                   [**]        [**]   [**]      [**]              [**]
[**]                [**]                   [**]        [**]   [**]      [**]              [**]
[**]                [**]                   [**]        [**]   [**]      [**]              [**]

[**]

[**]
[**]

CSG SEGMENT - APR

ERROR   VOLUME OF BANS OR BAN NUMBER   CUSTOMER NAME   EXPLANATION   ADJUSTMENT AMOUNT$
-----   ----------------------------   -------------   -----------   ------------------
[**]                [**]                    [**]        [**]   [**]         [**]
[**]                [**]                    [**]        [**]   [**]         [**]
[**]                [**]                    [**]        [**]   [**]         [**]
[**]                [**]                    [**]        [**]   [**]         [**]
[**]                [**]                    [**]        [**]   [**]         [**]

[**]

[**]
[**]

SMB SEGMENT - APR

ERROR   VOLUME OF BANS OR BAN NUMBER   CUSTOMER NAME   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
-----   ----------------------------   -------------   -----------   -----------   ------------------
[**]               [**]                    [**]         [**]   [**]     [**]              [**]

[**]

ENTERPRISE SEGMENT - MAR

ERROR   VOLUME OF BANS OR BAN NUMBER   CUSTOMER NAME   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
-----   ----------------------------   -------------   -----------   -----------   ------------------
[**]                [**]                    [**]        [**]   [**]     [**]              [**]
[**]                [**]                    [**]        [**]   [**]     [**]              [**]
[**]                [**]                    [**]        [**]   [**]     [**]              [**]
[**]                [**]                    [**]        [**]   [**]     [**]              [**]

[**]

CSG SEGMENT - MAR

ERROR   VOLUME OF BANS OR BAN NUMBER   CUSTOMER NAME   EXPLANATION   ACTION PLAN   ADJUSTMENT AMOUNT$
-----   ----------------------------   -------------   -----------   -----------   ------------------
[**]               [**]                    [**]         [**]   [**]     [**]              [**]
[**]               [**]                    [**]         [**]   [**]     [**]              [**]

[**]

ENTERPRISE SEGMENT - FEB

        VOLUME OF BANS                                               ADJUSTMENT
ERROR    OR BAN NUMBER   CUSTOMER NAME   EXPLANATION   ACTION PLAN     AMOUNT$
-----   --------------   -------------   -----------   -----------   ----------
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]
[**]         [**]             [**]       [**]   [**]       [**]         [**]

[**]

DETAILS OF MISSED BILLING AND [**] ERRORS

ERROR   BAN    SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

ENTERPRISE SEGMENT - FEB

ERROR   BAN    SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

ENTERPRISE SEGMENT - FEB

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

CSG SEGMENT - FEB

ERROR   VOLUME OF BANS   EXPLANATION   ACTION PLAN
-----   --------------   -----------   -----------
[**]         [**]        [**]   [**]       [**]
[**]         [**]        [**]   [**]       [**]
[**]         [**]        [**]   [**]       [**]

[**]

DETAILS OF ERRORS

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

SMB SEGMENT - FEB

ERROR   VOLUME OF BANS   EXPLANATION   ACTION PLAN
-----   --------------   -----------   -----------
[**]         [**]        [**]   [**]       [**]
[**]         [**]        [**]   [**]       [**]
[**]         [**]        [**]   [**]       [**]

[**]

DETAILS OF ERRORS

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

ENTERPRISE SEGMENT - JAN

         VOLUME
        OF BANS
         OR BAN   CUSTOMER                 ACTION   ADJUSTMENT
ERROR    NUMBER     NAME     EXPLANATION    PLAN      AMOUNT$
-----   -------   --------   -----------   ------   ----------
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]

[**]

DETAILS OF MISSED BILLING (P2P'S & ISSUE LOG) ERRORS

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

ENTERPRISE SEGMENT - JAN

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

SMB SEGMENT - JAN

         VOLUME
        OF BANS
         OR BAN   CUSTOMER                 ACTION   ADJUSTMENT
ERROR    NUMBER     NAME     EXPLANATION    PLAN      AMOUNT$
-----   -------   --------   -----------   ------   ----------
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]

[**]

DETAILS OF ERRORS

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

CSG SEGMENT - JAN

         VOLUME
        OF BANS
         OR BAN   CUSTOMER                 ACTION   ADJUSTMENT
ERROR    NUMBER     NAME     EXPLANATION    PLAN      AMOUNT$
-----   -------   --------   -----------   ------   ----------
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]
[**]      [**]      [**]     [**]   [**]    [**]       [**]

[**]

DETAILS OF MISSED BILLING ERRORS

ERROR    BAN   SEGMENT   CRDDDST   CUSTOMER NAME
-----   ----   -------   -------   -------------
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]
[**]    [**]     [**]      [**]         [**]

                          [**] BILLING INQUIRY SUMMARY

[**]

Month                      Jan-06   Feb-06   Mar-06   Apr-06   May-06   Jun-06
-----                      ------   ------   ------   ------   ------   ------
[**]                        [**]     [**]     [**]     [**]     [**]     [**]
[**]                                                            [**]     [**]
[**]                                                            [**]     [**]

[**]                        [**]     [**]     [**]     [**]     [**]     [**]    COMMENTS

[**]
[**]                                                   [**]
[**]                                                   [**]
[**]                        [**]     [**]              [**]
[**]                        [**]     [**]              [**]
[**]                        [**]     [**]              [**]
[**]                        [**]     [**]              [**]
[**]                        [**]     [**]              [**]              [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]

[**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]    COMMENTS
                            [**]
[**]                        [**]
[**]                        [**]     [**]              [**]     [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]
[**]                        [**]     [**]     [**]              [**]
[**]
[**]
[**]                                                            [**]
[**]                                                                     [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]

[**]                        [**]     [**]     [**]     [**]     [**]     [**]

          [**]
CUSTOM SOLUTIONS VOLUMES
[**]                       Jan-06   Feb-06   Mar-06   Apr-06   May-06   Jun-06
------------------------   ------   ------   ------   ------   ------   ------
[**]                        [**]     [**]     [**]     [**]     [**]     [**]
[**]
[**]                                                   [**]     [**]     [**]    COMMENTS
[**]
[**]                                                                     [**]
[**]                                                   [**]              [**]    [**]
[**]
[**]
[**]
[**]
[**]
[**]                                                                     [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]
[**]

[**]                        [**]     [**]     [**]     [**]     [**]     [**]    COMMENTS
[**]
[**]
[**]                        [**]                       [**]     [**]     [**]
[**]                                                   [**]     [**]     [**]
[**]
[**]
[**]
[**]
[**]                                                                     [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]
[**]                        [**]     [**]     [**]     [**]     [**]     [**]

                           CSG BILLING INQUIRY SUMMARY

CSG VOLUMES
Month                             Jan-06   Feb-06   Mar-06   Apr-06   May-06   Jun-06
-----                             ------   ------   ------   ------   ------   ------
[**]                               [**]     [**]     [**]     [**]     [**]     [**]
[**]
[**]                       [**]    [**]     [**]     [**]     [**]     [**]     [**]
[**]                       [**]    [**]     [**]     [**]     [**]     [**]     [**]
[**]                       [**]                                                         COMMENTS
[**]                       [**]                               [**]     [**]
[**]                       [**]    [**]              [**]              [**]     [**]
[**]                       [**]                      [**]
[**]                       [**]
[**]                       [**]
[**]                       [**]    [**]     [**]     [**]
[**]                       [**]    [**]     [**]              [**]     [**]     [**]
                                   [**]     [**]     [**]     [**]     [**]     [**]
TOTAL                              [**]     [**]     [**]     [**]     [**]     [**]
MONTHLY ACCURACY                   [**]     [**]     [**]     [**]     [**]     [**]

                2006 ACMS OPERATIONS SCORECARD - VOLUMES SUMMARY

             JAN   FEB   MAR   APR   MAY  JUNE  JULY   AUG   SEP   OCT   NOV   DEC  2006 YTD
            ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  --------
[**]  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]

[**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]

[**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]

      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]  [**]    [**]

Post-Billing Tickets [**]

                 # OF BANS                # OF BANS              # OF BANS              # OF BANS
      JANUARY   AFFECTED IN   FEBRUARY   AFFECTED IN    MARCH   AFFECTED IN    APRIL   AFFECTED IN
       TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]   NUMBER       ONLY       NUMBER        ONLY      NUMBER       ONLY      NUMBER       ONLY
      -------  -------------  --------  -------------  ------  -------------  ------  -------------
                    [**]        [**]         [**]       [**]        [**]       [**]        [**]


        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]

                # OF BANS              # OF BANS              # OF BANS             # OF BANS
        MAY    AFFECTED IN    JUNE    AFFECTED IN    JULY    AFFECTED IN   AUGUST   AFFECTED IN
      TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]  NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY
      ------  -------------  ------  -------------  ------  -------------  ------  -------------
       [**]        [**]       [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]       [**]        [**]        [**]       [**]       [**]        [**]

                   # OF BANS               # OF BANS                # OF BANS                # OF BANS
      SEPTEMBER   AFFECTED IN   OCTOBER   AFFECTED IN   NOVEMBER   AFFECTED IN   DECEMBER   AFFECTED IN
        TICKET   CLOSED CYCLES   TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES   TICKET   CLOSED CYCLES
[**]    NUMBER        ONLY       NUMBER       ONLY       NUMBER        ONLY       NUMBER        ONLY
      ---------  -------------  -------  -------------  --------  -------------  --------  -------------



        [**]        [**]         [**]        [**]         [**]         [**]         [**]        [**]

                 # OF BANS                # OF BANS              # OF BANS              # OF BANS
      JANUARY   AFFECTED IN   FEBRUARY   AFFECTED IN    MARCH   AFFECTED IN    APRIL   AFFECTED IN
       TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]   NUMBER       ONLY       NUMBER        ONLY      NUMBER       ONLY      NUMBER       ONLY
      -------  -------------  --------  -------------  ------  -------------  ------  -------------
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]                              [**]        [**]
        [**]        [**]        [**]         [**]                              [**]        [**]
        [**]        [**]        [**]         [**]                              [**]        [**]
        [**]                                                                   [**]        [**]
        [**]        [**]                                                       [**]        [**]
                                                                               [**]        [**]
                                                                               [**]        [**]
                                                                               [**]        [**]
                                                                               [**]        [**]
                                                                               [**]        [**]
                                                                               [**]        [**]
                                                                                           [**]




        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]

                # OF BANS              # OF BANS              # OF BANS             # OF BANS
        MAY    AFFECTED IN    JUNE    AFFECTED IN    JULY    AFFECTED IN   AUGUST   AFFECTED IN
      TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]  NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY
      ------  -------------  ------  -------------  ------  -------------  ------  -------------
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]       [**]        [**]       [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]

       [**]        [**]       [**]        [**]       [**]        [**]        [**]       [**]

                   # OF BANS               # OF BANS                # OF BANS                # OF BANS
      SEPTEMBER   AFFECTED IN   OCTOBER   AFFECTED IN   NOVEMBER   AFFECTED IN   DECEMBER   AFFECTED IN
        TICKET   CLOSED CYCLES   TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES   TICKET   CLOSED CYCLES
[**]    NUMBER        ONLY       NUMBER       ONLY       NUMBER        ONLY       NUMBER        ONLY
      ---------  -------------  -------  -------------  --------  -------------  --------  -------------


















         [**]        [**]         [**]        [**]        [**]         [**]        [**]         [**]

                 # OF BANS                # OF BANS              # OF BANS              # OF BANS
      JANUARY   AFFECTED IN   FEBRUARY   AFFECTED IN    MARCH   AFFECTED IN    APRIL   AFFECTED IN
       TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]   NUMBER       ONLY       NUMBER        ONLY      NUMBER       ONLY      NUMBER       ONLY
      -------  -------------  --------  -------------  ------  -------------  ------  -------------
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]
        [**]        [**]        [**]         [**]
        [**]        [**]        [**]         [**]
        [**]        [**]        [**]
        [**]        [**]        [**]
        [**]        [**]        [**]
        [**]        [**]        [**]

        [**]                    [**]                    [**]                   [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]

                # OF BANS              # OF BANS              # OF BANS             # OF BANS
        MAY    AFFECTED IN    JUNE    AFFECTED IN    JULY    AFFECTED IN   AUGUST   AFFECTED IN
      TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]  NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY
      ------  -------------  ------  -------------  ------  -------------  ------  -------------
       [**]        [**]       [**]        [**]








       [**]                   [**]                   [**]                   [**]
       [**]        [**]       [**]        [**]       [**]        [**]       [**]        [**]

                   # OF BANS               # OF BANS                # OF BANS                # OF BANS
      SEPTEMBER   AFFECTED IN   OCTOBER   AFFECTED IN   NOVEMBER   AFFECTED IN   DECEMBER   AFFECTED IN
        TICKET   CLOSED CYCLES   TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES   TICKET   CLOSED CYCLES
[**]    NUMBER        ONLY       NUMBER       ONLY       NUMBER        ONLY       NUMBER        ONLY
      ---------  -------------  -------  -------------  --------  -------------  --------  -------------









         [**]         [**]        [**]        [**]        [**]         [**]        [**]         [**]
         [**]         [**]        [**]        [**]        [**]         [**]        [**]         [**]

                 # OF BANS                # OF BANS              # OF BANS              # OF BANS
      JANUARY   AFFECTED IN   FEBRUARY   AFFECTED IN    MARCH   AFFECTED IN    APRIL   AFFECTED IN
       TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]   NUMBER       ONLY       NUMBER        ONLY      NUMBER       ONLY      NUMBER       ONLY
      -------  -------------  --------  -------------  ------  -------------  ------  -------------
        [**]       [**]                                 [**]        [**]       [**]        [**]
                                                        [**]        [**]       [**]        [**]
                                                                               [**]        [**]

        [**]       [**]         [**]         [**]       [**]        [**]       [**]        [**]

                # OF BANS              # OF BANS              # OF BANS             # OF BANS
        MAY    AFFECTED IN    JUNE    AFFECTED IN    JULY    AFFECTED IN   AUGUST   AFFECTED IN
      TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]  NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY
      ------  -------------  ------  -------------  ------  -------------  ------  -------------
       [**]        [**]       [**]        [**]
       [**]        [**]
       [**]        [**]

       [**]        [**]       [**]        [**]       [**]        [**]       [**]        [**]

                   # OF BANS               # OF BANS                # OF BANS                # OF BANS
      SEPTEMBER   AFFECTED IN   OCTOBER   AFFECTED IN   NOVEMBER   AFFECTED IN   DECEMBER   AFFECTED IN
        TICKET   CLOSED CYCLES   TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES   TICKET   CLOSED CYCLES
[**]    NUMBER        ONLY       NUMBER       ONLY       NUMBER        ONLY       NUMBER        ONLY
      ---------  -------------  -------  -------------  --------  -------------  --------  -------------




         [**]        [**]         [**]        [**]        [**]         [**]        [**]         [**]

                 # OF BANS                # OF BANS              # OF BANS              # OF BANS
      JANUARY   AFFECTED IN   FEBRUARY   AFFECTED IN    MARCH   AFFECTED IN    APRIL   AFFECTED IN
       TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]   NUMBER       ONLY       NUMBER        ONLY      NUMBER       ONLY      NUMBER       ONLY
      -------  -------------  --------  -------------  ------  -------------  ------  -------------
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]
        [**]        [**]        [**]         [**]
                                [**]         [**]
                                [**]         [**]
                                [**]         [**]

        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]
        [**]        [**]        [**]         [**]       [**]        [**]       [**]        [**]

                # OF BANS              # OF BANS              # OF BANS             # OF BANS
        MAY    AFFECTED IN    JUNE    AFFECTED IN    JULY    AFFECTED IN   AUGUST   AFFECTED IN
      TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES  TICKET  CLOSED CYCLES
[**]  NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY      NUMBER       ONLY
      ------  -------------  ------  -------------  ------  -------------  ------  -------------
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
       [**]        [**]
















       [**]        [**]       [**]        [**]       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]       [**]        [**]       [**]        [**]
       [**]        [**]       [**]        [**]       [**]        [**]       [**]        [**]

                   # OF BANS               # OF BANS                # OF BANS                # OF BANS
      SEPTEMBER   AFFECTED IN   OCTOBER   AFFECTED IN   NOVEMBER   AFFECTED IN   DECEMBER   AFFECTED IN
        TICKET   CLOSED CYCLES   TICKET  CLOSED CYCLES   TICKET   CLOSED CYCLES   TICKET   CLOSED CYCLES
[**]    NUMBER        ONLY       NUMBER       ONLY       NUMBER        ONLY       NUMBER        ONLY
      ---------  -------------  -------  -------------  --------  -------------  --------  -------------

































         [**]         [**]        [**]        [**]        [**]         [**]        [**]         [**]
         [**]         [**]        [**]        [**]        [**]         [**]        [**]         [**]
         [**]         [**]        [**]        [**]        [**]         [**]        [**]         [**]

 Missed      Missed      Missed      Missed     Missed  System      Tax
 Billing   Attachment  Attachment  Attachment  Billing   Error  Adjustment
February    February    February    February    March    March     March
--------   ----------  ----------  ----------  -------  ------  ----------
[**]          [**]        [**]        [**]       [**]    [**]      [**]
[**]          [**]        [**]        [**]       [**]    [**]      [**]
[**]          [**]        [**]        [**]       [**]    [**]      [**]
[**]          [**]        [**]        [**]       [**]
[**]          [**]        [**]        [**]       [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
[**]          [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]        [**]
              [**]
              [**]
              [**]
              [**]
              [**]

        JAN    FEB    MAR    APR    MAY    JUN   JULY    AUG    SEP    OCT    NOV    DEC   2006 YTD
       ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   --------
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]

[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]     [**]

                      2006 ACMS OPERATIONS SCORECARD - [**]

              JAN   FEB   MAR   APR   MAY   JUN  JULY  AUG  SEP  OCT  NOV  DEC  2006 YTD
             ----  ----  ----  ----  ----  ----  ----  ---  ---  ---  ---  ---  --------
      [**]
      [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
[**]
      [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
[**]
      [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
[**]
      [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]
      [**]   [**]  [**]  [**]  [**]  [**]  [**]                                   [**]

          2006 ACMS OPERATIONS SCORECARD - % BILLS DELIVERED BY DAY 'X'

             JAN   FEB   MAR   APR   MAY   JUN  JUL  AUG  SEP  OCT  NOV  DEC  2006 YTD
            ----  ----  ----  ----  ----  ----  ---  ---  ---  ---  ---  ---  --------
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                  [**]

      JANUARY  FEBRUARY  MARCH  APRIL   MAY  JUNE  JULY  AUGUST  SEPTEMBER  OCTOBER  NOVEMBER  DECEMBER  2006 YTD
      -------  --------  -----  -----  ----  ----  ----  ------  ---------  -------  --------  --------  --------
                 [**]
[**]    [**]     [**]     [**]   [**]  [**]  [**]                                                          [**]
        [**]     [**]     [**]   [**]  [**]  [**]
[**]    [**]     [**]     [**]   [**]  [**]  [**]                                                          [**]
        [**]     [**]     [**]   [**]  [**]  [**]
[**]    [**]     [**]     [**]   [**]  [**]  [**]                                                          [**]
        [**]     [**]     [**]   [**]  [**]  [**]
[**]    [**]     [**]     [**]   [**]  [**]  [**]                                                          [**]

                  2006 ACMS OPERATIONS SCORECARD - BILLING [**]

             JAN   FEB   MAR   APR   MAY  JUNE  JULY  AUGUST  SEPTEMBER  OCT  NOV  DEC  2006 YTD
            ----  ----  ----  ----  ----  ----  ----  ------  ---------  ---  ---  ---  --------
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
[**]
      [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]
      [**]  [**]  [**]  [**]  [**]  [**]  [**]                                            [**]

2006 IP Broadband NM1 System Billing [**] Volumes by Market Segment Report

                           JANUARY  FEBRUARY  MARCH  APRIL   MAY  JUNE  JULY  AUGUST  SEPTEMBER  OCTOBER  NOVEMBER  DECEMBER   YTD
                           -------  --------  -----  -----  ----  ----  ----  ------  ---------  -------  --------  --------  ----
ENTERPRISE MARKET SEGMENT
[**]                       [**]     [**]      [**]   [**]   [**]  [**]  [**]   [**]      [**]      [**]     [**]      [**]    [**]
[**]                       [**]     [**]      [**]   [**]   [**]  [**]  [**]   [**]      [**]      [**]     [**]      [**]    [**]
CSG MARKET SEGMENT
[**]                       [**]     [**]      [**]   [**]   [**]  [**]  [**]   [**]      [**]      [**]     [**]      [**]    [**]
[**]                       [**]     [**]      [**]   [**]   [**]  [**]  [**]   [**]      [**]      [**]     [**]      [**]    [**]
SMB MARKET SEGMENT
[**]                       [**]     [**]      [**]   [**]   [**]  [**]  [**]   [**]      [**]      [**]     [**]      [**]    [**]
[**]                       [**]     [**]      [**]   [**]   [**]  [**]  [**]   [**]      [**]      [**]     [**]      [**]    [**]

                                   Exhibit C

                          SERVICE LEVEL REPORT FOR BCH
                                  (MONTH) 2006
                 PRODUCED BY: BELL CANADA OUTSOURCING MANAGEMENT

                                  BELL MOBILITY

* This page will be provided for each Critical and Important Service Level per Line of Business

1.   [**]

     Critical Service Level

Summary: comments related to this SL are indicated here e.g. explain deviation etc.

[**]

                                   Exhibit D

             SERVICE LEVELS CONTRACTUAL SCORECARD FOR BCH COMPANIES

                                  (MONTH) 2006

                PRODUCED BY: BELL CANADA OUTSOURCING MANAGEMENT

                         MONTH                                MONTHLY PERFORMANCE
               -------------------------  ----------------------------------------------------------
SERVICE LEVEL  ACTUAL  EXPECTED  MINIMUM   J    F    M    A    M    J    J    A    S    O    N    D   COMMENTS
-------------  ------  --------  -------  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  --------


SERVICE LEVEL LEGEND

Meet or Exceeds Expected Targets

Missed Objective between Expected and Minimum for a [**] time in a year

Missed Objective between Expected and Minimum for a [**] time or more in a year; or anytime lower than minimum

                            CRITICAL SERVICE LEVELS

                  CONTRACTUAL SERVICE LEVELS SCORECARD FOR BCH

This slide is reserved to reflect Service Levels [**] status every month.

Bell will develop this tracking sheet and ACMS will report results when the [**] process mechanism will become applicable

                                ATTACHMENT SLA-D

                           SERVICE LEVEL DESCRIPTIONS

                                TABLE OF CONTENTS

A.   [**]

     (a)  [**] - Legacy Bills

     (b)  [**] - Mobility Bills

     (c)  [**] - Sympatico Bills

     (d)  [**] - Enterprise Services Bills

     (e)  [**] - Conso Bills (including Singles)

B.   [**]

     (a)  [**] - Legacy Bills

     (b)  [**] - Sympatico Bills

     (c)  [**] - Mobility Bills

     (d)  [**] - Enterprise Services Bills

     (e)  [**] - Conso Bills

C.   [**]

D.   [**]

E.   [**]

F.   [**]

G.   [**]

H.   [**]

I.   [**]

J.   [**]

K.   [**]

L.   [**]

M.   [**]

N.   [**]

O.   [**]

P.   [**]

Q.   [**]

A.   [**]

(a)  [**] - Legacy Bills

"[**] - Legacy Bills" means, the total number of all Legacy Bills that do not [**] or, if such Bill does not become a Conso Bill, an [**], in a calendar month divided by the total number of Legacy Bills delivered in such calendar month, expressed as a percentage.

(b)  [**] - Mobility Bills

"[**] - Mobility Bills" means the total number of all Mobility Bills that do not [**] or, if such Bill does not become a Conso Bill, an [**], in a calendar month divided by the total number of Mobility Bills delivered in such calendar month, expressed as a percentage.

(c)  [**] - Sympatico Bills

"[**] - Sympatico Bills" means the total number of all Sympatico Bills that do not [**] or, if such Bill does not become a Conso Bill, an [**], in a calendar month divided by the total number of Sympatico Bills delivered in such calendar month, expressed as a percentage.

(d)  [**] - Enterprise Services Bills

"[**] - Enterprise Services Bills" means the total number of all Enterprise Services Bills that do not [**], or if such Bill does not become a Conso Bill, an [**], in a calendar month divided by the total number of Enterprise Services Bills delivered in such calendar month, expressed as a percentage.

(e)  [**] - Conso Bills (including Singles)

"[**] - Conso Bills" means the total number of all Conso Bills (including Singles) that do not [**] or an [**], in a calendar month divided by the total number of all Conso Bills (including Singles) delivered in such calendar month, expressed as a percentage.

For clarity, if there is a [**] in a Conso Bill that is attributable to an Environment other than Conso, that [**] will be incorporated in the calculation of the [**] CSL associated to that Environment. For example, if a Bill Category to be included in a Conso Bill does not [**] in time for [**] because of a problem with the corresponding Environment, the failure to [**] such Bill Category shall count as a [**] for that Environment.

(f)  Adjustments

     (i) When [**] are discovered (whether because of a [**], ongoing verification, impact assessment or otherwise) for a previously reported month, the [**] reported values for that previous month will be adjusted to reflect the total number of Bills for the Bill Category [**] and the [**] results for this Service Level will be updated.

     (ii) Notwithstanding (i) above, for the purpose of determining whether there has been a Service Level Failure or a Service Level Default in respect of a [**] and [**] will only be counted for Bills that are produced after ACMS (or any of its subcontractors or Affiliates involved in the provision of the Services) becomes [**] (e.g. through the creation of a [**]) giving rise to such [**] or [**]. ACMS agrees that it shall, where reasonably possible, [**].

B.   [**]

(a)  [**] - Legacy Bills

"[**] - Legacy Bills" means: (i) in a calendar month, the total number of all Legacy Bills (that do not become Conso Bills) which are [**], as appropriate, to: (x) [**] or such other Person as may be specified by Bell for [**] to the Subscriber corresponding to the BAN for such Bill, or (y) the applicable server; in each case within the number of days specified in Attachment SLA-B (Important Service Levels) from the [**] for such Legacy Bills; divided by (ii) the total number of all Legacy Bills (that do not become Conso Bills) to be [**] over such monthly period, expressed as a percentage.

(b)  [**] - Sympatico Bills

"[**] - Sympatico Bills" means (i) in a calendar month, the total number of all Sympatico Bills (that do not become Conso Bills) which are [**], as appropriate, to: (x) [**] or such other Person as may be specified by Bell for [**] to the Subscriber corresponding to the BAN for such Bill, or (y) the applicable server; in each case within the number of days specified in Attachment SLA-A (Critical Service Levels) from the [**] for such Sympatico Bills; divided by (ii) the total number of all Sympatico Bills (that do not become Conso Bills) to be [**] over such monthly period, expressed as a percentage.

(c)  [**] - Mobility Bills

"[**] - Mobility Bills" means: (i) in a calendar month, the total number of all Mobility Bills (that do not become Conso Bills) which are [**], as appropriate, to: (x) [**] or such other Person as may be specified by Bell for [**] to the Subscriber corresponding to the BAN for such Bill, or (y) the applicable server; in each case within the number of days specified in Attachment SLA-A (Critical Service Levels) from the [**] for such Mobility Bills; divided by (ii) the total number of all Mobility Bills (that do not become Conso Bills) to be [**] over such monthly period, expressed as a percentage.

(d)  [**] - Enterprise Services Bills

"[**] - Enterprise Services Bills" means: (i) in a calendar month, the total number of all Enterprise Services Bills (that do not become Conso Bills) which are [**], as appropriate, to: (x) [**] or such other Person as may be specified by Bell for [**] to the Subscriber corresponding to the BAN for such Bill, or
(y) the applicable server; in each case within the number of days specified in Attachment SLA-A (Critical Service Levels) from the [**] for such Enterprise Services Bills; divided by (ii) the total number of all Enterprise Services Bills (that do not become Conso Bills) to be [**] over such monthly period, expressed as a percentage.

(e)  [**] - Conso Bills

"[**] - Conso Bills" means, in a calendar month: (i) the total number of all Conso Bills (including Singles) which are [**], as appropriate, to: (x) [**] or such other Person as may be specified by Bell for [**] to the Subscriber corresponding to the BAN for such Bill, or (y) the applicable server; within the number of days specified in Attachment SLA-A (Critical Service Levels) of the Conso [**] for such Conso Bill; divided by (ii) the total number of all Conso Bills (including Singles) which are to be [**] over such monthly period, expressed as a percentage.

(f)  Adjustments

     (i) If Bell is responsible for a [**], additional batches or full or partial "undo" of a [**], all hours associated with the [**] will [**] ACMS's performance metric for the related CSL (or ISL for Legacy Bills).

     (ii) If ACMS is responsible for a [**], all hours associated with the [**] will [**] ACMS's performance metric for the related CSL (or ISL for Legacy Bills).

     (iii) In calculating the CSLs (or ISL for Legacy Bills) for [**], the [**] (i.e. the day after the [**] ends, or the date established by the CRTC) or the Conso [**], as applicable, [**] and thereafter only [**] will be counted. For example, if the last day of a [**] was a [**], the [**] would be [**] (i.e. [**]) and [**] would [**], such that the following [**] (if a [**]) would be counted as [**]. Also for example, if the last day of a [**] was a [**], the [**] would be [**] (i.e. [**]) and [**] would not be counted, such that the following [**] (if a [**]) would be counted as [**]. Similarly, if the Conso [**] is a [**] (i.e. [**]), [**] would not be counted, such that the following [**] (if a [**]) would be counted as [**].

C.   [**]

"[**]" means, for each Bill Category, the total number[**] of [**] in a calendar month, less the total number of [**] during the monthly period that were [**] on the day they were received, divided by the total number of [**] during the monthly period, expressed as a percentage. The foregoing calculation will measure [**] on a Business Day before [**] after such time shall be [**] on the following Business Day. The calculation will exclude any measurements that have been delayed due to mutually planned outages or agreed upon extended maintenance periods. [**] file measurements shall be excluded on a given day from the calculation if Bell requests that ACMS temporarily delay its [**] to confirm for correct input file processing. For example, Bell may request ACMS delay the [**] due to files it sends to ACMS out of sequence.

D.   [**]

"[**]" is the [**] the Environments during the [**], as measured by the [**] for [**].

This CSL (or ISL for the Legacy Environment) is calculated as follows: [**].

For the purposes of the [**] definition, the following terms have the following meanings:

[**] Committed [**]   The [**] Time less the [**] Time.

[**]Time              The sum of all [**] Minutes for the applicable
                      Environment.

[**] Time             [**] time plus temporary changes to the [**] approved by
                      Bell pursuant to the Change Order Process.

Maintenance [**]      The mutually agreed [**] that the Environment is [**] in
                      order to allow ACMS to perform routine [**].

System [**]Minutes    The time the Environment is scheduled to be [**] which in
                      all cases shall be [**], unless otherwise agreed to by
                      Bell.

Ticket                A trouble ticket opened in ACMS's trouble ticketing system
                      (which as of the Effective Date, is the Clarify system).

Ticket Start Time     The time that a Ticket is received in ACMS's trouble
                      ticketing system and electronically stamped as open.

Ticket [**] Time      When the Ticket is [**] (as defined below for the [**].

Ticket Time [**]      The Ticket [**] Time until the Ticket [**] Time (in
                      minutes) less Pending Time (in minutes).

Total Time [**]       The total Ticket Time [**] for all [**] Tickets during the monthly period.

[**] Time             The time that a Ticket is [**] by ACMS to a [**] outside
                      the control of ACMS (it being acknowledged that ACMS's
                      subcontractors and Affiliates

                      are within ACMS's control) and the time that ACMS is awaiting approval from Bell for the implementation of a proposed solution to a [**] Ticket where such [**] upon ACMS's request for approval from the appropriate Bell representative. For clarity, the following Clarify Pending attributes are used in conjunction with the Ticket [**]:

                           -    Pending 3rd Party [**]

                           -    Pending Problem [**]

                           -    Pending Customer [**]

                           -    Pending Missing [**]

E.   [**]

"[**]" measures online [**] that are [**] within the [**] set out in the table below for the Ticket's priority during a calendar month. [**] is measured from the [**] Time to the [**] Time, as defined above.

The CSL (or ISL for the Legacy Environment) for "[**] (P1-Outage, P1, P2 & P3)" is calculated by [**].

The ISL for "[**] (P4)" is calculated by [**].

For the purposes of this Agreement, "[**]" means that ACMS has provided an acceptable [**] other [**] (which may include an approved Business [**]) or a [**] to the Incident.

The following table has been provided which defines the circumstances which constitute a P1 Outage, P1, P2, P3 and P4 Ticket. The definitions used in the table are set out below it.

                                        DECISION CRITERIA
                   ----------------------------------------------------------
                                                  OUTAGE,
                                                   SEVERE
                     CRITICAL                   DEGRADATION
                    ELEMENT OR    SIGNIFICANT        OR       AVAILABILITY OF
PRIORITY    [**]   KEY FUNCTION    USERS [**]   DEGRADATION    BUSINESS [**]
--------    ----   ------------   -----------   -----------   ---------------
P1 Outage   [**]       [**]           [**]          [**]            [**]

P1                     [**]           [**]          [**]            [**]
            [**]       [**]           [**]          [**]            [**]

P2                     [**]           [**]          [**]            [**]
                       [**]           [**]          [**]            [**]
                       [**]           [**]          [**]            [**]
                       [**]           [**]          [**]            [**]
            [**]       [**]           [**]          [**]            [**]

P3                     [**]           [**]          [**]            [**]
                       [**]           [**]          [**]            [**]
            [**]       [**]           [**]          [**]            [**]

P4                     [**]           [**]          [**]            [**]
                       [**]           [**]          [**]            [**]
                       [**]           [**]          [**]            [**]
            [**]       [**]           [**]          [**]            [**]

[**]

For the purposes of clarity, the following definitions used in the above table have been provided.

[**]                 Refer to list below this table.

BUSINESS [**]        A [**] provided by ACMS or a mutually acceptable manually
                     based business [**] that allows business to continue in a
                     reasonable manner.

DEGRADATION          Any element or function in or of an Environment that is
                     working non-optimally but well enough to allow business
                     activities to continue in a reasonable manner compared to
                     situation prior to degradation.

OUTAGE Complete loss of service of an element or function in or of an Environment.

SEVERE DEGRADATION   Any element or function in or of an Environment that is
                     unavailable or works in such a manner that any users or
                     customers experience significant delays in or difficulties with its use compared to situation prior to degradation.

SIGNIFICANT USERS    [**] of any users or customers in a functional group are
                     impacted. Bell determines which users or customers comprise a functional group.

[**]

"[**]" means an [**]of an Environment that is [**] to Bell's business and includes [**] which, if [**], would affect the [**] of the Environment, would not allow Bell's business requirements [**] or would affect [**] ability to [**] their jobs. Without limiting the generality of the foregoing:

(a) the following are [**] for the [**] ENVIRONMENT for the purposes of Ticket prioritization:

     -    [**]

(b) the following are [**] for the SYMPATICO ENVIRONMENT for the purposes of Ticket prioritization:

     -    [**]

(c) the following are [**] for the CONSO ENVIRONMENT for the purposes of Ticket prioritization:

     -    [**]

[**]

"[**]" are [**] which Bell deems [**] to maintain its interface with its Subscribers. Without limiting the generality of the foregoing:

(a) the following functions are [**] for the [**] ENVIRONMENT for the purposes of Ticket prioritization:

     -    [**]

(b) the following functions are [**] for the SYMPATICO ENVIRONMENT for the purposes of Ticket prioritization:

     -    [**]

(c) the following functions are [**] for the CONSO ENVIRONMENT for the purposes of Ticket prioritization:

     -    [**]

F.   [**]

All [**] relating to [**] for each Bill Category which has been [**] within a [**] day of each month must be confirmed (minimum of[**]% of account base) as accurate for Bell's [**] purposes by the first Business Day of the following month. This includes all Billing Cycles for that month that are scheduled between the [**] and the [**].

This ISL is calculated as follows: for each Bill Category, the total number of [**] confirmed for [**] for the month that are scheduled between the [**] and the [**] inclusive divided by the total [**] for the [**] processed for the month that are scheduled between the [**] and the [**] inclusive, expressed as a percentage.

For the purposes of clarity, the formula can be stated as: (Total # [**] Confirmed [**] to [**]) Total # [**] Processed [**] to [**]) x100 = % result.

[**]

G.   [**]

The total number [**] made by any customer service representatives [**] for each Bill Category by ACMS, expressed as a percentage.

This ISL is calculated as follows: for the Bill Categories set out in Attachment SLA-B (Important Service Levels), the total number of [**] received in a calendar month where the inquiry was [**] by the [**] after [**] of the inquiry by ACMS divided by the total number of [**] in the month, expressed as a percentage. For clarity, [**] shall be the date of [**] of the [**].

For the purposes of clarity, the formula can be stated as: total # billing inquiries resolved by the end of the [**]) total # [**] received x100 = % result.

H.   [**]

[**] measures the total number of [**] made by any customer service representatives which are [**] for each Bill Category by ACMS.

This ISL is calculated as follows: for each Bill Category, the total number of [**] in a calendar month which are [**] after [**] of the [**] by ACMS divided by the total number of [**] in the month, expressed as a percentage. For clarity, [**] shall be the date of [**] of the [**].

For the purposes of clarity, the formula can be stated as: total # [**] by the end of the [**]) total # [**] x100 = % result.

I.   [**]

ACMS will measure the quality of [**] either directly or through third parties that they manage. This indicator measures the quality of the [**] to the [**] and the effectiveness of the [**] of payments.

[**]: [**]

This ISL is calculated as follows: [**]. For clarity, [**] shall be the date of receipt of the [**].

For the purposes of clarity, the formula can be stated as: [**].

J.   [**]

ACMS will measure the quality of [**] either directly or through third parties that they manage. This indicator measures the quality of the [**] of the [**] to the [**] accounts and the [**] of the [**] of payments.

This ISL is calculated as follows: for each Bill Category, the total number of [**] to the [**] by the [**] of [**] divided by the total number of such [**] in the month expressed as a percentage. For clarity, [**] shall be the date of [**] of the [**].

[**] means [**].

For the purposes of clarity, the formula can be stated as: [**]

K.   [**]

ACMS will process all [**] in a timely and accurate manner. [**]

This ISL is calculated as follows: [**]. For clarity, [**] shall be the date of [**] of the [**] from Bell.

For the purposes of clarity, the formula can be stated as: [**].

L.   [**]

ACMS will process all [**] in a timely and accurate manner. [**].

This ISL is calculated as follows: [**]. For clarity, [**] shall be the date when the [**] problem occurred.

For the purposes of clarity, the formula can be stated as: [**].

M.   [**]

ACMS will process all [**] in a timely and accurate manner. [**].

This ISL is calculated as follows: [**]. For clarity, [**] shall be the date the order is [**].

For the purposes of clarity, the formula can be stated as: [**].

N.   [**]

[**] is the average amount of [**] for representative [**] to be [**].

The [**] Average [**] Time shall be measured by taking a sample of X representative [**] (provided by Bell) at [**]. This number for each [**] type will then be compared to a target as set out in the table below for each [**]. The [**] will be calculated using a [**] rolling period divided by the total applicable [**] during [**] months rolling period x 100%.

For the purpose of clarity, refer to the example below.

[**]
EXAMPLE:    OBJECTIVE    JAN
[**]        [**]        [**]
CONSO       [**]        [**]
SYMPATICO   [**]        [**]

NOTE: The results month over month cannot be viewed as missing or meeting an objective. In this rolling month model, the objective is compared to the results at the end of the year. [**] can be added or deleted throughout the year, the denominator each month will adjust accordingly.

[**] CALCULATIONS:
[**]
[**]
[**]
[**]

CONSO CALCULATIONS:
[**]
[**]
[**]
[**]

SYMPATICO CALCULATIONS:
[**]
[**]
[**]
[**]

For the purpose of clarity, a sample list of [**] types and targets has been provided below.

SAMPLE OF [**] TYPES AND TARGETS

[**] NAME AVERAGE [**] (IN SECONDS)   TARGET
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]
[**]                                  [**]

CONSO [**] NAME AVERAGE [**] (IN SECONDS)   TARGET

[**]                                        [**]
[**]                                        [**]
[**]                                        [**]
[**]                                        [**]
[**]                                        [**]
[**]                                        [**]
[**]                                        [**]
[**]                                        [**]

[**]                                        [**]

SYMPATICO [**] NAME AVERAGE [**] (IN SECONDS)   TARGET

[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]
[**]                                            [**]

O.   [**]

This ISL measures the percentage of [**] (reported by [**]) which are acknowledged within the required [**] during a calendar month. [**] is measured from the time a [**] in the system, to when it is acknowledged (when a [**] has been [**] to investigate the [**]). The following are the required [**]: [**].

This ISL is calculated as follows: [**].

P.   [**]

ACMS shall perform the Services in accordance with the [**] Service Level for all the Legacy applications. This ISL is calculated in this manner: [**].

Measurement: [**].

Definition of [**]: means a failure of a component for which ACMS has responsibility pursuant to the Agreement, which failure requires intervention to restore a [**] job to its normal operation.

Q.   [**]

This ISL measures all the [**] and [**] which are required to be delivered pursuant to Section I.4 of this Agreement for (1) [**] and (2) [**] of reports. A report is considered "[**]" if it is delivered by [**] of the due date. A report would be considered "[**]" if within [**] days of the due date, the report is [**], contains [**] information and the [**] in the report is [**] means that both the [**] for the raw data and the [**] to calculate the [**] in the report would be provided to Bell upon request. If the review of the [**] proves that the [**] in the report is not [**], then the report would be considered [**] (i.e. the report would not meet the ISL). The monthly value for this ISL would be calculated by dividing the number of [**] and [**] reports delivered pursuant to Section I.4 of this Agreement for that month by the total number of reports (including the reports that were either not [**] or [**]) for that month.

                                ATTACHMENT SLA-E

                    SERVICE LEVEL ROOT CAUSE ANALYSIS REPORT

SERVICE LEVEL ROOT CAUSE ANALYSIS REPORT

1.   DESCRIPTION OF INCIDENT:

2.   DATE OF INCIDENT:

3.   NAME OF AFFECTED SERVICE LEVEL NOT MEETING PERFORMANCE TARGET (IF
     APPLICABLE)

4.   CATEGORY: CRITICAL SERVICE LEVEL OR IMPORTANT SERVICE LEVEL

5.   ANALYSIS

     Provide an overview of what happened. Make analysis and specify major events / applications / incidents which impacted the related Service Level results

6. ROOT CAUSE ANALYSIS OF THE INCIDENT OR THE SERVICE LEVEL PERFORMANCE DEGRADATION

     Finding the root cause requires asking the question "why" numerous times. Only by understanding the true root cause can the right solution be provided.

     Identify if root cause analysis has been performed for various outages or performance degradation for some events / applications / incidents which impacted the related Service Level results. Explain the results.

7. HAS THIS TYPE OF INCIDENT OR SERVICE LEVEL PERFORMANCE DEGRADATION OCCURRED BEFORE? IF SO, WHEN? UNDER WHAT CONDITIONS?:

     Were the recommendations to address the previous problems actioned and completed?

8. ACTIONS TAKEN AND RECOMMENDED TO AVOID RE-OCCURRENCE OF THIS INCIDENT OR SERVICE LEVEL PERFORMANCE DEGRADATION:

9.   OTHER RECOMMENDATIONS/COMMENTS:

                                 CHANGE PROPOSAL

[**]

CHANGE PROPOSAL #: [**]                                      DATE: JUNE 20, 2006

TO:      Bell Canada ("BELL")

FROM:    Amdocs Canadian Managed Services Inc. ("ACMS")

SUBJECT: Change Order under the Further Amended and Restated Master Outsourcing
         Services Agreement (the "FARMOSA").

                            *************************

This Change Proposal is made pursuant to and is subject to the terms and conditions of the FARMOSA (including Exhibit G thereof) and is binding only when both Bell and ACMS have executed this Change Proposal. Upon execution by Bell and ACMS of this Change Proposal, this Change Proposal shall constitute an amendment to the FARMOSA.

1.   DESCRIPTION OF THE PROPOSED SOLUTION

     Currently the [**] is delivered using [**] created via the [**]. There is a strong need to [**] the [**] of the [**].

     Instead of [**] details to [**] they will be [**], to be used by [**] to produce [**] for end customers. As result of this [**] in [**], the [**] will be [**].

2.   PROPOSED IMPLEMENTATION APPROACH AND, IF APPLICABLE, CONTINGENCY PROCEDURES

     The project approach is to establish the [**] within [**] (completed with the [**]). The project will capture [**] and [**] so that it will be [**].

     Each Party [**] (including [**] that are the responsibility of such Party) incurred in the implementation of this initiative and for any activities assigned to it in connection herewith as such obligations may be further described in any applicable detailed roles and responsibilities tables prepared by the Parties.

3. PROPOSED IMPLEMENTATION SCHEDULE (INCLUDING IMPLEMENTATION DATES AND APPROXIMATE TIMES)

     The intended date for completion is [**] and will coincide with [**]. These migration activities will [**] all [**] detailed [**].


                                     1 of 3

4. EVALUATION OF THE EXTENT TO WHICH THE IMPLEMENTATION OF THE CHANGE WOULD IMPACT THE SERVICES, SERVICE LEVELS AND/OR FEES

     The delivered Services will be changed so that the output [**] vs. the [**]. ACMS has communicated the transfer of these functions to [**] in a [**] with the [**]. A few meetings have occurred with [**] representatives to communicate this initiative to make all parties aware of this.

5.   IMPACT OF THE CHANGE TO THE FARMOSA

     Approval of this Proposal by Bell, will result in the [**] as described in Sections 1 & 4 above and will [**] beyond what may be stipulated in the Agreement Amending the FARMOSA and MLSA. There will be no [**] to the FARMOSA Service Levels.

6.   RISK MITIGATION

     -    Bell approval of the [**] of the Project in the [**] timeframe.

     -    [**] with [**] for the Project, and on all Phases of the [**].

     - Mitigation of risk is included in all of the [**]. These include [**] Bell stakeholders and [**] being used.

     -    Assessment and evaluation of Project and Deployment strategies

     - Full deployment of [**] activities and [**] and [**] customers [**] for [**].


                                     2 of 3

7.   IMPACTS AND/OR BENEFITS TO BELL

     [**] contemplated by this initiative are dealt with in the Agreement Amending the FARMOSA and MLSA to which this Change Proposal is attached as part of Annex C thereto.

8.   OUTLINE OF ANY OTHER MATTERS RELEVANT TO THE CHANGE

     As stated in the Agreement Amending the FARMOSA and MLSA:

     "With respect to the [**] the Parties agree that in the event that such Initiative is not [**]" by [**], then for any period following such date and until the [**] Bell shall [**] ACMS [**] for the [**] of the [**] during the period from [**] until the "[**]" for such Initiative."

ACMS

BY: /s/ Derek Rickaby
    ---------------------------------
Authorized signature

Derek Rickaby
Name of authorized representative
(Print)

VP & CBE
Title
October 5, 2006
----------------------------------
Date

AGREED TO BY BELL THIS 5th DAY OF October, 2006

BELL CANADA


BY: /s/ Greg Kowal
    ---------------------------------
Authorized signature
Greg Kowal
-------------------------------------
Name of authorized representative
(Print)
SVP Enterprise System Billing & Infrastructure
----------------------------------
Title
October 5, 2006
----------------------------------
Date


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

                                  CHANGE ADVICE

[**]

CHANGE ADVICE #: [**]                                        DATE: JUNE 27, 2006

TO:   Bell Canada ("BELL")
FROM: Amdocs Canadian Managed Services Inc. ("ACMS")

                            *************************

1.   DESCRIPTION OF CHANGE (INCLUDING SCOPE AND OBJECTIVES):

     [**] received via the [**] tool for [**] products. Billing advices are for [**].

     [**] and [**] to [**].

2.   IMPLEMENTATION APPROACH, AND IF APPLICABLE, CONTINGENCY PROCEDURES:

     Populating the following information into [**] will be done utilizing the autoloader tool/functionality

[**]   ACTION
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]


                                     1 of 3

RISK MITIGATION:

RISKS   CONTINGENCIES
-----   -------------
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]

     Each Party [**] (including [**] that are the responsibility of such Party) incurred in the [**] and for any [**] assigned to it in connection herewith as such obligations may be further described in any applicable detailed roles and responsibilities tables prepared by the Parties.

     With the [**], Amdocs will continue [**] as well [**] to the point of entry into [**] will require manual intervention. There will be no [**] current bill quality metrics.

3.   IMPLEMENTATION SCHEDULE (INCLUDING IMPLEMENTATION DATES AND APPROXIMATE
     TIMES):

     [**] will be done [**], lead by [**]. Full implementation targeted for max [**] after beginning of the project. An effort will be done to implement [**].

4. EVALUATION OF THE EXTENT TO WHICH THE IMPLEMENTATION OF THE CHANGE WOULD IMPACT THE SERVICES, SERVICE LEVELS AND/OR FEES:

     See Section 5 below.

5.   IMPACT OF THE CHANGE TO THE FARMOSA

     Implementation of this Change Advice [**] in any [**] what may be [**] in the Agreement Amending the FARMOSA and MLSA. There will be no negative impact or change [**].

6.   IMPACTS AND/OR BENEFITS TO BELL:

DESCRIPTION   IMPACT
-----------   ------
    [**]       [**]
    [**]       [**]
    [**]       [**]
    [**]       [**]

     Any [**] by this initiative are dealt with in the Agreement Amending the FARMOSA and MLSA to which this Change Advice is attached as part of Annex C thereto.

     [**] Services delivered to Bell.

7.   SUPPORT REQUIRED FROM BELL

     - Bell needs to approve, support and participate in [**] of the project including [**].


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

     -    Bell needs to [**] assigned to the project

     - Bell needs to allow for any [**] due to modifications/changes made to [**] and/or the [**]

     -    Bell needs to enforce [**] to ensure [**]

     -    Bell will need to help engage [**]

8.   OUTLINE OF ANY OTHER RELEVANT MATTERS RELATIVE TO THE CHANGE:

     None.

AMDOCS CANADIAN MANAGED SERVICES INC    BELL CANADA ACKNOWLEDGEMENT


BY: /s/ Derek Rickaby                   BY: /s/ Greg Kowal
    ---------------------------------       ------------------------------------
Authorized signature                    Signature
Derek Rickaby                           Greg Kowal
-------------------------------------   ----------------------------------------
Name of authorized representative       Name of representative (Print)
(Print)
                                        SVP Enterprise System Billing &
VP Client Business Executive            Infrastructure
-------------------------------------   ----------------------------------------
Title                                   Title
October 5, 2006                         October 5, 2006
-------------------------------------   ----------------------------------------
Date                                    Date


                                     3 of 3

                                 CHANGE PROPOSAL

[**]

CHANGE PROPOSAL #: [**]                                    DATE: AUGUST 22, 2006

TO:      Bell Canada ("BELL")

FROM:    Amdocs Canadian Managed Services Inc. ("ACMS")

SUBJECT: Change Order under the Further Amended and Restated Master Outsourcing
         Services Agreement (the "FARMOSA").

                            *************************

This Change Proposal is made pursuant to and is subject to the terms and conditions of the FARMOSA (including Exhibit G thereof) and is binding only when both Bell and ACMS have executed this Change Proposal. Upon execution by Bell and ACMS of this Change Proposal, this Change Proposal shall constitute an amendment to the FARMOSA.

1.   DESCRIPTION OF THE PROPOSED SOLUTION

     Currently [**] provides customers [**] to their billing details [**] received from [**] are loaded onto [**] and [**] to customers on a monthly basis. Customers are now being [**] for [**] to their billing details. This Bell initiated project [**] has been in progress for approximately [**]. Upon completion, the [**] application and function will [**] be required to provide this service, and can be [**].

2.   PROPOSED IMPLEMENTATION APPROACH AND, IF APPLICABLE, CONTINGENCY PROCEDURES

     Bell's [**], has been established as a [**] for all eligible customers. All [**] are affected. The [**]), which receives [**] and [**], will receive [**] via an [**]. Implementation will be effected via [**] of the existing customer base to [**].

3. PROPOSED IMPLEMENTATION SCHEDULE (INCLUDING IMPLEMENTATION DATES AND APPROXIMATE TIMES)

     The intended date for completion of [**] customers is [**]. As of [**], approximately [**] customers have already been [**].

4. EVALUATION OF THE EXTENT TO WHICH THE IMPLEMENTATION OF THE CHANGE WOULD IMPACT THE SERVICES, SERVICE LEVELS AND/OR FEES

     As Bell no longer requires it, the delivered Services will be changed so that the [**] service will [**] be [**].


                                     1 of 2

5.   IMPACT OF THE CHANGE TO THE FARMOSA

     Approval of this Proposal by Bell, will result in the [**] being changed as described in Sections 1 & 4 above and [**] beyond what may be stipulated in the Agreement Amending the FARMOSA and MLSA. There will be no [**] or change to the FARMOSA [**].

6.   RISK MITIGATION

     -    Bell's confirmation and approval of all [**] for all [**] customers.

     -    Assessment and evaluation of Project and Deployment strategies

     -    Extensive involvement by the [**]

7.   IMPACTS AND/OR BENEFITS TO BELL

     Any [**] contemplated by this initiative are dealt with in the Agreement Amending the FARMOSA and MLSA, to which this Change Proposal is attached as part of Annex C thereto.

8.   OUTLINE OF ANY OTHER MATTERS RELEVANT TO THE CHANGE

     None.

                                        AGREED TO BY BELL THIS 5th
                                        DAY OF October, 2006

ACMS                                    BELL CANADA


BY: /s/ Derek Rickaby                   BY: /s/ Greg Kowal
    ---------------------------------       ------------------------------------
Authorized signature                    Authorized signature
                                        Greg Kowal
Derek Rickaby                           ----------------------------------------
Name of authorized representative       Name of authorized representative
(Print)                                 (Print)
                                        SVP Enterprise System Billing &
                                        Infrastructure
VP & CBE                                ----------------------------------------
Title                                   Title
October 5, 2006                         October 5, 2006
------------------------------------    ----------------------------------------
Date                                    Date


                                     2 of 2

                                 Change Proposal

[**]

Change Proposal #:[**]                                     Date: August 22, 2006

To:               Bell Canada ("Bell")

From:             Amdocs Canadian Managed Services Inc. ("ACMS")

Subject: Change Order under the Further Amended and Restated Master Outsourcing Services Agreement (the "FARMOSA").

                            *************************

This Change Proposal is made pursuant to and is subject to the terms and conditions of the FARMOSA (including Exhibit G thereof) and is binding only when both Bell and ACMS have executed this Change Proposal. Upon execution by Bell and ACMS of this Change Proposal, this Change Proposal shall constitute an amendment to the FARMOSA.

1.   Description of the proposed solution

     [**]) provides customers with a [**] from across [**]) billed in [**]. Billing details received from [**] are summarized using the [**] to produce a [**] invoice page. The individual invoices are then [**], and together with the summary page [**] to the customers. [**] are now being [**]) for [**] to their billing details. This [**] project and the [**] has started effective the [**]. Upon completion, the [**] and function will [**] be required to provide this service, and can be [**].

2.   Proposed implementation approach and, if applicable, contingency procedures

     Bell's [**]), has been established as a [**] for all eligible customers. All [**] market segments [**]. Implementation will be effected [**] of the existing customer base [**].

3. Proposed implementation schedule (including implementation dates and approximate times)

     The [**] for completion of the [**] of all [**] is [**] is scheduled to be completed by [**] are expected to be rendered [**]for [**], and any outstanding balances managed through to the [**].

4. Evaluation of the extent to which the implementation of the change would impact the Services, Service Levels and/or Fees

     As Bell [**], the delivered Services will be [**] service will [**].

                                     1 of 2

5.   Impact of the change to the FARMOSA

     Approval of this [**], will result in the scope of the [**] as described in Sections 1 & 4 above and [**] beyond what may be stipulated in the Agreement Amending the FARMOSA and MLSA. There will be no [**] to the FARMOSA Service Levels.

6.   Risk Mitigation

     | | Bell's confirmation and approval of [**].

     | | Assessment and evaluation of [**]

     | | [**]

7.   Impacts and/or Benefits to Bell

     Any [**] contemplated by this initiative are dealt with in the Agreement Amending the FARMOSA and MLSA, to which this Change Proposal is attached as part of Annex C thereto.

8.   Outline of any other matters relevant to the change

     Should Bell determine that they want the [**] customers to [**] than [**], the [**] of the scope of this Change Proposal and will have [**]. It is expected that there will be [**] to Bell associated with not utilizing only [**].

     ACMS will continue to adhere to the Operating Agreements in place for the [**].

                                               AGREED TO BY BELL THIS 5th
                                                                      ----------
                                               DAY OF October             , 2006
                                                      --------------------

     ACMS                                      BELL CANADA

     BY: /s/ Derek Rickaby                     BY: /s/ Greg Kowal
         ---------------------------------         -----------------------------
     Authorized signature                      Authorized signature

     Derek Rickaby                             Greg Kowal
     -------------------------------------     ---------------------------------
     Name of authorized representative         Name of authorized representative
     (Print)                                   (Print)

     VP & CBE                                  SVP Enterprise System Billing &
                                               Infrastructure
     -------------------------------------     ---------------------------------
     Title                                     Title
     October 5, 2006                           October 5, 2006
     -------------------------------------     ---------------------------------
     Date                                      Date


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